   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 25, 1997


                                                      REGISTRATION NO. 333-33117

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                                ECONOPHONE, INC.

             (Exact name of registrant as specified in its charter)

           NEW YORK                          4813                  11-3132722
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                                  45 BROADWAY
                            NEW YORK, NEW YORK 10006
                                 (212) 444-6991

         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


                                  ALAN L. LEVY
         PRESIDENT, CHIEF FINANCIAL OFFICER AND CHIEF OPERATING OFFICER
                                  45 BROADWAY
                            NEW YORK, NEW YORK 10006
                                 (212) 444-6991


            (Name, address, including zip code, and telephone number
                   including area code, of agent for service)
                            ------------------------

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:
                               ANDRE WEISS, ESQ.
                            SCHULTE ROTH & ZABEL LLP
                                900 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            ------------------------

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.
                            ------------------------

    If the only securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box: / /
                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                ECONOPHONE, INC.
                       CROSS REFERENCE SHEET TO FORM S-4
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

FORM S-4 NUMBER AND CAPTION                                                      LOCATION IN PROSPECTUS
----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
             Front Cover Page of Prospectus.....................  Forepart of the Registration Statement; Outside Front
                                                                    Cover Page of Prospectus
       2.  Inside Front and Outside Back Cover Pages of
             Prospectus.........................................  Inside Front and Outside Back Cover Pages of
                                                                    Prospectus; Table of Contents
       3.  Risk Factors, Ratio of Earnings to Fixed Charges and
             Other Information..................................  Prospectus Summary; Risk Factors; Summary Selected
                                                                    Consolidated Financial Data
       4.  Terms of the Transaction.............................  Prospectus Summary; Risk Factors; The Exchange Offer;
                                                                    Description of the Exchange Notes; Certain Federal
                                                                    Income Tax Considerations
       5.  Pro Forma Financial Information......................  Prospectus Summary; Capitalization; Summary Selected
                                                                    Consolidated Financial Data
       6.  Material Contracts with the Company Being Acquired...  *
       7.  Additional Information Required for Reoffering by
             Persons and Parties Deemed to be Underwriters......  *
       8.  Interests of Named Experts and Counsel...............  *
       9.  Disclosure of Commission Position on Indemnification
             for Securities Act Liabilities.....................  Management
      10.  Information with Respect to S-3 Registrants..........  *
      11.  Incorporation of Certain Information by Reference....  *
      12.  Information with Respect to S-2 or S-3 Registrants...  *
      13.  Incorporation of Certain Information by Reference....  *
      14.  Information with Respect to Registrants other than
             S-3 or S-2 Registrants.............................  Cover Page of Registration Statement; Available
                                                                    Information; Prospectus Summary; Risk Factors; Use
                                                                    of Proceeds; Capitalization; Selected Consolidated
                                                                    Financial Data: Management's Discussion and
                                                                    Analysis of Financial Condition and Results of
                                                                    Operations; Business; Management; Description of
                                                                    the Exchange Notes; Financial Statements
      15.  Information with Respect to S-3 Companies............  *
      16.  Information with Respect to S-2 or S-3 Companies.....  *
      17.  Information with Respect to Companies other than S-2
             or S-3 Companies...................................  *
      18.  Information if Proxies, Consents or Authorizations
             are to be Solicited................................  *
      19.  Information if Proxies, Consents or Authorizations
             are not to be Solicited or in an Exchange Offer....  Management; Certain Transactions; Description of
                                                                    Certain Indebtedness; Principal Stockholders;
                                                                    Financial Statements

------------------------
*   Item is omitted because answer is negative or the item is inapplicable.

                             SUBJECT TO COMPLETION


                PRELIMINARY PROSPECTUS DATED SEPTEMBER 25, 1997.


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES
AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES
EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE
IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                ECONOPHONE, INC.

                     OFFER TO EXCHANGE $155,000,000 OF NEW
                         13 1/2% SENIOR NOTES DUE 2007
                  FOR $155,000,000 OF ANY AND ALL OUTSTANDING
                         13 1/2% SENIOR NOTES DUE 2007

    Econophone, Inc., a New York corporation ("Econophone" or the "Company"), hereby offers to exchange (the "Exchange Offer"), upon the terms and conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"), up to $155,000,000 in aggregate principal amount of its 13 1/2% Senior Notes due 2007 (the "Exchange Notes") for a like principal amount of its 13 1/2% Senior Notes due 2007 (the "Original Notes" and, together with the Exchange Notes, the "Notes").

    The terms of the Exchange Notes are identical in all material respects (including principal amount, interest rate and maturity) to the terms of the Original Notes for which they may be exchanged pursuant to the Exchange Offer, except that the Exchange Notes will generally be freely transferable by holders thereof (each, a "Holder" and, collectively, the "Holders"), (except as provided herein), and are not subject to any covenant of the Company regarding registration. The Exchange Notes will be issued under the indenture governing the Original Notes. For a description of the principal terms of the Exchange Notes, see "Description of the Exchange Notes."

    Interest on the Exchange Notes will be payable semi-annually on January 15 and July 15 of each year, commencing January 15, 1998. The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after July 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest if any, thereon to the date of redemption. In addition, at any time prior to July 15, 2000, the Company may, in its discretion, redeem up to 35% of the original principal amount of the Notes at a redemption price equal to 113.50% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of redemption, with the net proceeds of one or more Public Equity Offerings (as defined); provided that (1) at least $100.00 million in principal amount of the Notes remains outstanding after each such redemption and (2) each such redemption occurs within 180 days of the related Public Equity Offering. The Exchange Notes will not be subject to any mandatory sinking fund. In the event of a Change of Control (as defined), each holder of the Notes will have the right to require the Company to purchase all or any part of such Holder's Notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of purchase. See "Description of the Exchange Notes" and "Capitalization."

    The Original Notes were issued and sold on July 1, 1997, in a transaction (the "Offering") not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemptions provided in Section 4(2) of the Securities Act and Rule 144A and Regulation S under the Securities Act. Accordingly, the Original Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred unless so registered or unless an applicable exemption from the registration

                                                          (COVER PAGE CONTINUED)
                            ------------------------


    SEE "RISK FACTORS," COMMENCING ON PAGE 14, FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PARTICIPANTS IN THE EXCHANGE OFFER.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                The date of this Prospectus is          , 1997.

(COVER PAGE CONTINUED)

requirements of the Securities Act is available. The Exchange Notes are being offered hereunder in order to satisfy certain of the obligations of the Company under a registration rights agreement relating to the Original Notes. See "The Exchange Offer--Purpose of the Exchange Offer." The Company is making the Exchange Offer in reliance upon an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in a series of no-action letters issued to third parties, although the Company has not sought, and does not intend to seek, its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Based upon the Commission's interpretations, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by Holders thereof (other than any Holder that is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act (an "Affiliate"), (ii) a broker-dealer who acquired Original Notes directly from the Company or (iii) a broker-dealer who acquired Original Notes as a result of market making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such Holders' business and such Holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes. Any Holder that cannot rely upon such interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. See "The Exchange Offer--Procedures Applicable to All Holders."

    Each broker-dealer who receives Exchange Notes pursuant to the Exchange Offer in exchange for Original Notes acquired for its own account as a result of market-making activities or other trading activities may be a statutory underwriter and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal that is filed as an exhibit to the Registration Statement of which this Prospectus is a part states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Broker-dealers who acquired Original Notes as a result of market making or other trading activities may use this Prospectus, as supplemented or amended, in connection with resales of the Exchange Notes.

    The Original Notes are designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. The Exchange Notes constitute a new issue of securities for which there is no established trading market. Any Original Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent Original Notes are tendered and accepted in the Exchange Offer, a Holder's ability to sell untendered, and tendered but unaccepted, Original Notes could be adversely affected. Following consummation of the Exchange Offer, the Holders of Original Notes will continue to be subject to the existing restrictions on transfer thereof and the Company will have no further obligations to such Holders to provide for the registration under the Securities Act of the Original Notes. No assurance can be given as to the liquidity of the trading market for either the Original Notes or the Exchange Notes.

    The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange but is otherwise subject to customary conditions. The Exchange Offer will expire at 5:00 p.m., New York City
time, on             , unless extended by the Company to such other date and
time as the Company, in its sole discretion, may determine (the "Expiration Date"). The date of acceptance for exchange of the Original Notes (the "Exchange Date") will be the first business day following the Expiration Date. Original Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date; otherwise such tenders are irrevocable. There will be no cash proceeds to the Company from the Exchange Offer.

    This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received for Original Notes where such Original Notes were acquired for its own account as a result of market-making activities or other trading activities. The Company will make copies of this Prospectus available to any broker-dealer for use in connection with any such resale.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act with respect to the Exchange Notes being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Statements made in this Prospectus as to any contract, agreement or other document are summaries of the material terms of such contracts, agreements or other documents and are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

    The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon completion of the Exchange Offer, the Company will file periodic reports and other information with the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company is required by the terms of the Indenture, dated as of July 1, 1997 (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"), under which the Original Notes were issued and under which the Exchange Notes are to be issued, at all times from and after January 15, 1998, whether or not the Company is then required to file reports with the Commission, so long as any of the Notes are outstanding, to furnish, to the Trustee and each Holder, or supply to the Trustee for forwarding to each such Holder, without cost to such Holder, such reports and other information as it would be required to file with the Commission by Sections 13(a) or 15(d) under the Exchange Act if it were subject thereto. In addition, at all times prior to the registration of the Original Notes, the Company has agreed to furnish to any Holder of Notes, and prospective investors upon their request, the information required to be delivered pursuant to Rule 144A under the Securities Act.

    Reports and other information filed by the Company with the Commission, and the Registration Statement and the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street (suite
1400), Chicago, Illinois 60661. Copies of such materials may also be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Also, the Company will file such reports and other information with the Commission pursuant to the Commission's EDGAR system. The Commission maintains a Web site that contains reports and other information regarding registrants that file electronically with the Commission pursuant to the EDGAR system. The address of the Commission's Web site is http://www.sec.gov.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. AS USED HEREIN, THE TERMS "COMPANY" AND "ECONOPHONE" REFER TO ECONOPHONE, INC. AND ITS SUBSIDIARIES, UNLESS THE CONTEXT OTHERWISE REQUIRES. STATEMENTS CONTAINED IN THIS PROSPECTUS REGARDING ECONOPHONE'S EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS AND OTHER MATTERS, WHICH CAN BE IDENTIFIED BY USE OF FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR VARIATIONS THEREON OR COMPARABLE TERMINOLOGY, ARE FORWARD-LOOKING STATEMENTS. SEE "RISK FACTORS" FOR CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, INCLUDING IMPORTANT RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM RESULTS REFERRED TO IN THE FORWARD-LOOKING STATEMENTS. INDUSTRY DATA USED THROUGHOUT THIS PROSPECTUS WAS OBTAINED FROM INDUSTRY PUBLICATIONS AND HAS NOT BEEN INDEPENDENTLY VERIFIED BY ECONOPHONE. SEE "GLOSSARY" FOR A DESCRIPTION OF CERTAIN TERMS THAT MAY BE HELPFUL FOR UNDERSTANDING CERTAIN TECHNICAL MATTERS DISCUSSED IN THIS PROSPECTUS.

                               THE EXCHANGE OFFER

    Econophone completed on July 1, 1997 the Offering of 155,000 units (each a "Unit"), each Unit consisting of one 13 1/2% Senior Note due 2007 of Econophone and one warrant (each a "Warrant") to purchase 8.167 shares of common stock of Econophone (the "Common Stock"). The Units were sold for an aggregate purchase price of $155.0 million.

    Econophone entered into a Notes Registration Rights Agreement with Morgan Stanley & Co. Incorporated ("Morgan Stanley" or the "Placement Agent") in connection with the Offering in which it agreed, among other things, to deliver to Holders this Prospectus and to complete the Exchange Offer on or prior to January 15, 1998. Holders are entitled to exchange in the Exchange Offer their Original Notes for Exchange Notes with substantially identical terms. If the Exchange Offer is not completed on or prior to January 15, 1998, interest (in addition to interest otherwise due on the Notes) will accrue at a rate of .5% per annum, payable in cash semiannually in arrears. See the discussion under the heading "Summary of Terms of the Exchange Notes" and "Description of the Exchange Notes" for further information regarding the Exchange Notes.

    Econophone believes that Exchange Notes issued in the Exchange Offer may be resold by Holders without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. Holders should read the discussion under the headings "Summary of the Exchange Offer" and "The Exchange Offer" for further information regarding the Exchange Offer and resales of Exchange Notes.

                                  THE COMPANY

    Econophone is a switch-based provider of long distance telecommunications services in certain major U.S. and western European markets. Econophone's customer base consists primarily of small- and medium-sized businesses, residential customers and other telecommunications carriers, with a focus on customers with significant international calling needs. In the United States and the United Kingdom, Econophone provides principally international and domestic long distance, calling card, prepaid and carrier services. In western Europe, Econophone provides principally international long distance, calling card and prepaid services.


    Through internal growth, Econophone's consolidated revenues have increased from $3.5 million in 1993 to $45.1 million in 1996. Consolidated revenues for the first six months of 1997 were $30.4 million. During that time, the United States, western Europe and the United Kingdom accounted for 62%, 24% and 14% of Econophone's consolidated revenues, respectively. Econophone's strategy is to expand into new geographic markets in western Europe and the United States, with a focus on large markets that generate substantial international calling traffic, add customers in its existing markets and deliver an expanded portfolio of features and services to its customers. Over time, Econophone expects its European markets to contribute an increasingly larger percentage of its revenues.

    International telecommunications is one of the fastest growing segments of the long distance industry, having experienced a compounded growth in total minutes of 14% per annum from 1989 to 1995. The European international long distance market is the largest in the world, with approximately 26 billion minutes or 43% of international calling volume originating in Europe in 1995. The continental European state-owned telecommunications organizations (the "PTOs") generally have had monopolies on providing telephone services from their respective countries, making the cost of international telephone calls from continental Europe much higher than comparable calls initiated from the United States or the United Kingdom. Furthermore, customers in many continental European markets generally have not been able to obtain from their PTO value-added features that are readily available in the United States, such as itemized billing, speed dial, redial and voice mail. Regulatory liberalization, together with significant advances in technology that have decreased the cost of providing services and allowed the provision of sophisticated value-added features, is facilitating competition with European PTOs by emerging telecommunications service providers.

    Econophone has rapidly increased its network infrastructure over the past twelve months, and is continuing to expand significantly its European network. The location and dates of installation and commercial operation of Econophone's switches, nodes and points of presence are as follows:


                         NETWORK        INSTALLATION      COMMERCIAL
      MARKET             ELEMENT            DATE        OPERATION DATE
------------------  ------------------  -------------  -----------------
  New York            Switch                3Q93             3Q93
------------------------------------------------------------------------
  London              Switch Partition     4Q95            4Q95
                      Point of
  Baltimore           Presence             4Q96            1Q97
  Hamburg             Node                 4Q96            1Q97
                      Point of
  New Jersey          Presence             4Q96            1Q97
                      Point of
  Philadelphia        Presence             4Q96            1Q97
                      Point of
  Washington, D.C.    Presence             4Q96            1Q97
------------------------------------------------------------------------
  Antwerp             Node                 1Q97            1Q97
------------------------------------------------------------------------
  Brussels            Switch               1Q97            1Q97
------------------------------------------------------------------------
                      Point of
  Connecticut         Presence             1Q97            1Q97
------------------------------------------------------------------------
  London              Switch               1Q97            2Q97
------------------------------------------------------------------------
  Paris               Switch               1Q97            1Q97
  Amsterdam*          Node                 4Q97            4Q97
  Athens*             Node                 4Q97            4Q97
  Berlin*             Node                 4Q97            4Q97
  Zurich*             Node                 4Q97            4Q97


       -------------------------------------

       * Planned network expansion.

Econophone's network elements are interconnected by a combination of owned indefeasible rights of use ("IRUs") and leased lines. In 1998, Econophone intends to further expand its network to additional markets in western Europe and the United States, as market and regulatory conditions warrant.

    Econophone also is in the process of expanding its sales and marketing activities. Econophone primarily sells its services through independent sales representatives, who until recently had not been supported or supplemented by a significant internal sales force. In many of its markets, Econophone's strategy has been to retain independent sales representatives to market its services in order to rapidly generate revenues and create local brand awareness. Econophone recently has established and is expanding its internal sales forces in its European network cities, which include Antwerp, Brussels, Hamburg, London and Paris. In the United States, during 1997, Econophone has hired senior sales personnel and sales managers for Baltimore, Connecticut, New Jersey and New York. Going forward, Econophone's internal sales forces generally will concentrate on sales to small- and medium-sized businesses and to other carriers, while supporting local independent sales representatives, and independent sales representatives will concentrate on residential sales.

    In 1996, Econophone changed its distribution strategy in the United Kingdom. In order to achieve greater strategic and operating flexibility in the United Kingdom, Econophone terminated its U.K. sales and marketing joint venture in the second quarter of 1996 and established a new operation, Telco Global

Communications Ltd. ("Telco"). Telco concentrates on residential sales, primarily through independent sales representatives.

    Econophone believes that its principal competitive strengths are its carrier grade network and internally developed supporting software, both of which enable it to provide greater reliability and services and features not offered by many of its competitors, its emphasis on technological innovation and its low cost structure, which enables it to offer competitive pricing. In addition, in continental Europe, Econophone believes that it provides more responsive customer service than the PTOs and that it responds more quickly to new business opportunities than the PTOs and other large competitors. Econophone also believes that its relatively early entry as an alternative telecommunications provider into continental European markets and the experience of certain members of its management team in those markets provide it with a competitive advantage over less experienced emerging competitors.


    Econophone's successful implementation of its strategy will require the continued expansion and development of its network in Europe and the United States, as well as the continued expansion and development of related back-office capacity, including billing systems, and the hiring and retention of highly productive internal sales personnel and independent sales agents. Execution of Econophone's expansion plans is subject to a variety of risks, including, but not limited to, operating and technical problems, regulatory uncertainties and competition, and there can be no assurance that Econophone will be able to successfully implement such plans. Econophone has had, and expects to continue to have, as hereinafter discussed, operating losses, net losses, deficiencies of earnings to fixed charges, negative EBITDA and negative cash flow. Econophone had a net loss of $7.8 million for the six months ended June 30, 1997 and, on a pro forma basis, assuming that the Offering had been consummated on January 1, 1997, a net loss of $18.9 million. Econophone had a deficiency of earnings to fixed charges of $6.5 million ($18.6 million on a pro forma basis) and negative EBITDA of $6.4 million for the six months ended June 30, 1997. Net cash used in operating activities for such six month period was $7.7 million. Econophone expects to have operating losses, net losses and a deficiency of earnings to fixed charges for at least the next several years and negative EBITDA and negative cash flow from operations until at least 1999. See "Risk Factors" for a discussion of certain risks associated with Econophone's business and "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements contained herein for further information concerning Econophone's historical financial performance.



    On November 1, 1996, Princes Gate Investors II, L.P. and certain of its affiliates (collectively, "Princes Gate") purchased 140,000 shares of Series A Redeemable Convertible Preferred Stock, par value $.01 per share, of Econophone ("Series A Preferred Stock") for $14.0 million, less certain fees. Princes Gate is an affiliate of Morgan Stanley, the Placement Agent in the Offering. The Series A Preferred Stock is convertible into shares of Common Stock representing approximately 14.6% of the Common Stock of Econophone on an as converted basis (determined as of September 1, 1997 without giving effect to the issuance or exercise of the Warrants or any options issued by Econophone). The President of the General Partner of Princes Gate is a director of Econophone. On April 24, 1997, Econophone entered into a Note Purchase Agreement (the "Note Purchase Agreement") with Morgan Stanley Group Inc., an affiliate of Morgan Stanley ("Morgan Stanley Group"), pursuant to which Morgan Stanley Group agreed to purchase from Econophone up to $15.0 million of First Secured Increasing Rate Notes due April 24, 1998 (the "Bridge Notes"). Econophone sold a total of $7.0 million of Bridge Notes to Morgan Stanley Group and, upon consummation of the Offering, all of the outstanding Bridge Notes were redeemed and all accrued interest thereon was paid. At such time, the facility represented by the Note Purchase Agreement was terminated. Prior to the Offering and the investments by Princes Gate and Morgan Stanley Group, Econophone's growth had been funded primarily through founders' capital, internally generated funds and equipment financings.


    Econophone's principal executive offices are located at 45 Broadway, New York, New York 10006. Its main telephone number is (212) 444-6991.

                         SUMMARY OF THE EXCHANGE OFFER

Registration Rights
  Agreement.............  Holders are entitled to exchange the Original Notes for Notes registered under the Securities Act with substantially identical terms. The Exchange Offer is intended to satisfy these rights.
                          After the Exchange Offer is complete, Holders will no longer be entitled to any exchange or registration rights with respect to the Original Notes.

The Exchange Offer......  The Company is offering to exchange $1,000 principal amount of
                          Exchange Notes that have been registered under the Securities Act for each $1,000 principal amount of the Original Notes. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged.

                          As of this date, there are $155.0 million principal amount of the
                          Original Notes outstanding.

                          The Company will issue registered Exchange Notes on or promptly after the expiration of the Exchange Offer. Each of the Original
                          Notes was originally issued as part of a Unit consisting of one
                          Original Note and a Warrant to purchase 8.167 shares of the
                          Common Stock of the Company. These Warrants will be separately traded on the commencement of the Exchange Offer and the Company is not offering to exchange them.

Resales.................  Except as indicated herein, the Company believes that the
                          Exchange Notes may be offered for resale, resold and otherwise transferred by Holders without compliance with the registration and prospectus delivery provisions of the Securities Act,
                          provided that:

                            (i) the Exchange Notes are being acquired in the ordinary
                            course of a Holder's business;

                            (ii) a Holder is not participating, does not intend to
                            participate, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange
                            Notes; and

                            (iii) a Holder is not an "affiliate" of the Company.

                          If the Company's belief is inaccurate and a Holder transfers any
                          Exchange Note without delivering a prospectus meeting the
                          requirements of the Securities Act or without an exemption from such requirements, such Holder may incur liability under the
                          Securities Act. The Company does not assume or indemnify Holders against such liability.

                          Each broker-dealer that is issued Exchange Notes for its own account in exchange for Original Notes which were acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a Prospectus meeting the requirements of the Securities Act in connection with any resale of the notes issued in the Exchange Offer. A
                          broker-dealer may use this Prospectus for an offer to resell, resale or other retransfer of the Exchange Notes.

Expiration Date.........  The Exchange Offer will expire at 5:00 p.m., New York City time,
                                , unless the Company decides to extend the Expiration Date.

Conditions to the
  Exchange Offer........  The Exchange Offer is not subject to any condition other than that the Exchange Offer not violate applicable law or any
                          applicable interpretation of the Staff of the Commission.

Procedures for Tendering
  Outstanding Notes held
  in the Form of Book-
  Entry Interests.......  The Original Notes were issued as global securities without interest coupons. The Original Notes were deposited with The Bank of New York, as book-entry depositary, when they were issued. The
                          Bank of New York issued a certificateless depositary interest in each Original Note, which represents a 100% interest in the
                          Original Note, to The Depository Trust Company ("DTC").
                          Beneficial interests in the Original Notes, which are held by direct or indirect participants in DTC through the
                          certificateless depositary interests (the "Book-Entry
                          Interests"), are shown on, and transfers of such Original Notes can be made only through, records maintained in book-entry form by DTC (with respect to its participants) and its participants.

                          Holders of Original Notes held in the form of a Book-Entry
                          Interest who wish to tender their Book-Entry Interest for
                          exchange pursuant to the Exchange Offer must transmit to The Bank of New York, as exchange agent (the "Exchange Agent"), on or prior to the Expiration Date:

                            (i) either:

                            (a) a properly completed and duly executed Letter of
                            Transmittal, which accompanies this Prospectus, or a facsimile of the Letter of Transmittal, including all other documents required by the Letter of Transmittal, to the Exchange Agent at
                            the address set forth on the cover page of the Letter of
                            Transmittal; or

                            (b) a computer-generated message transmitted by means of DTC's
                            Automated Tender Offer Program system and received by the
                            Exchange Agent and forming a part of a confirmation of
                            book-entry transfer in which such Holder acknowledges and
                            agrees to be bound by the terms of the Letter of Transmittal;

                            and (ii) either:

                            (a) a timely confirmation of book-entry transfer of such
                            Holder's Original Notes into the Exchange Agent's account at
                            DTC, pursuant to the procedure for book-entry transfers
                            described in this Prospectus under the heading "The Exchange
                            Offer--Book-Entry Transfer," received by the Exchange Agent on or prior to the Expiration Date; or

                            (b) the documents necessary for compliance with the guaranteed delivery procedures described below.

Procedures for Tendering
  Definitive Registered
  Notes.................  Subject to certain conditions, a holder of Book-Entry Interests in the Original Notes is entitled to receive, in exchange for its
                          Book-Entry Interests, registered Original Notes which are in equal principal amounts to its Book-Entry Interests. However, as of this date, no registered Original Notes are issued and
                          outstanding. If a Holder acquires registered Original Notes prior to the Expiration Date, such Holder must tender its registered
                          Original Notes in accordance with the procedures described in this Prospectus under the heading "The Exchange Offer--Procedures for Tendering Definitive Registered Notes."

Special Procedures for
  Beneficial Owners.....  A beneficial owner of Book-Entry Interests whose name does not appear on a security position listing of DTC as the holder of such Book-Entry Interests or a beneficial owner of registered
                          Original Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee that wishes to tender such Book-Entry Interests or registered Original
                          Notes in the Exchange Offer should contact such person in whose name its Book-Entry Interests or registered Original Notes are registered promptly and instruct such person to tender on its behalf.

Guaranteed Delivery
  Procedures............  If Holders wish to tender their Original Notes and time will not permit the required documents to reach the Exchange Agent by the
                          Expiration Date, or the procedure for book-entry transfer cannot be completed on time or certificates for registered Original
                          Notes cannot be delivered on time, such Holders may tender their
                          Original Notes pursuant to the procedures described in this
                          Prospectus under the heading "The Exchange Offer-- Guaranteed
                          Delivery Procedures."

Withdrawal Rights.......  Holders may withdraw the tender of their Notes at any time prior
                          to 5:00 p.m. New York City time on       .

Certain U.S. Federal
  Income Tax
  Consequences..........  The exchange of Original Notes will not be a taxable exchange for
                          United States federal income tax purposes. Holders will not recognize any taxable gain or loss or any interest income as a result of such exchange.

Use of Proceeds.........  The Company will not receive any proceeds from the issuance of the Exchange Notes pursuant to the Exchange Offer. The Company will pay all expenses incident to the Exchange Offer.

Exchange Agent..........  The Bank of New York is serving as Exchange Agent in connection with the Exchange Offer.

                     SUMMARY OF TERMS OF THE EXCHANGE NOTES

    The form and terms of the notes to be issued in the Exchange Offer are the same as the form and terms of the Original Notes, except that the Exchange Notes will be registered under the Securities Act and, therefore, will not bear legends restricting their transfer and generally will not be entitled to registration under the Securities Act. The Exchange Notes will evidence the same debt as the Original Notes and both the Original Notes and the Exchange Notes are governed by the same Indenture.


Aggregate Amount........  $155.0 million principal amount of 13 1/2% Senior Notes due 2007 of Econophone.

Maturity................  July 15, 2007.

Yield and Interest......  Interest on the Notes will be payable in cash at a rate of
                          13 1/2% per annum, semi-annually in arrears on each January 15 and July 15, commencing January 15, 1998. In addition to stated
                          interest, for U.S. federal income tax purposes, purchasers of the
                          Notes will be required to include amounts attributable to
                          original issue discount in their gross income in advance of receipt of the cash payment to which such income is attributable.
                          See "Certain Federal Income Tax Considerations."

Security................  Econophone has used approximately $57.4 million of the net proceeds from the issuance of the Original Notes to purchase a portfolio of securities, consisting of U.S. government securities
                          (the "Pledged Securities"), that has been pledged as security for the payment of the first six scheduled interest payments due on the Notes. Proceeds from the Pledged Securities will be used by
                          Econophone to make the first six scheduled interest payments on the Notes. See "Description of the Exchange Notes--Security." The
                          Pledged Securities are being held by the Trustee (as defined herein) under the Pledge Agreement (as defined herein) pending disbursement.

Optional Redemption.....  On or after July 15, 2002, the Notes will be redeemable, at the option of Econophone, in whole or in part, at any time or from time to time, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption.
                          In addition, prior to July 15, 2000, up to 35% of the aggregate principal amount of the Notes may be redeemed with the proceeds of Public Equity Offerings (as defined herein). See "Description of the Exchange Notes--Optional Redemption."

Change of Control.......  Upon a Change of Control (as defined herein), Econophone is required to make an offer to purchase the Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued interest, if any. There can be no assurance that
                          Econophone will have sufficient funds available at the time of a
                          Change of Control to fund any repurchase of Notes required by the foregoing covenant. See "Description of the Exchange Notes--
                          Repurchase of Notes upon a Change of Control."

Ranking.................  The Notes are unsecured, unsubordinated indebtedness of
                          Econophone, rank PARI PASSU in right of payment with all existing and future unsubordinated indebtedness of Econophone, and are senior in right of payment to all existing and future
                          subordinated indebtedness of Econophone. As of August 31, 1997, excluding the Notes, Econophone had $5.4 million of indebtedness outstanding, all of which was senior indebtedness and $5.1 million of which was secured. The Notes are effectively

                          subordinated to such secured indebtedness to the extent of the security interests relating thereto.

Certain Covenants.......  The Indenture contains certain covenants, which, among other things and subject to certain exceptions, restrict the ability of
                          Econophone and its Restricted Subsidiaries to incur additional indebtedness, make restricted payments, create restrictions on the ability of Restricted Subsidiaries to make payments to
                          Econophone, issue capital stock of Restricted Subsidiaries, issue guarantees, enter into transactions with stockholders and affili-
                          ates, create liens, engage in sale-leaseback transactions, sell assets and, with respect to Econophone, consolidate, merge or sell all or substantially all of its assets. See "Description of the Exchange Notes--Covenants."

Original Issue
  Discount..............  The Exchange Notes should be treated as a continuation of the
                          Original Notes for federal income tax purposes. The Original
                          Notes were issued with original issue discount. For federal income tax purposes, holders of the Notes will be required to include the amount of original issue discount in income in advance of receipt of cash to which the income is attributable.
                          See "Certain Federal Income Tax Considerations."

                      SUMMARY CONSOLIDATED FINANCIAL DATA


    THE FOLLOWING SUMMARY CONSOLIDATED FINANCIAL DATA (EXCEPT FOR CERTAIN DATA UNDER OTHER DATA AND DATA UNDER REGIONAL DATA) FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 WAS DERIVED FROM THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF ECONOPHONE. THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF ECONOPHONE AS OF DECEMBER 31, 1995 AND 1996 AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996, TOGETHER WITH THE NOTES THERETO AND THE RELATED REPORT OF ARTHUR ANDERSEN LLP, INDEPENDENT ACCOUNTANTS, ARE INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE SUMMARY CONSOLIDATED FINANCIAL DATA FOR THE YEARS ENDED DECEMBER 31, 1992 AND 1993 IS DERIVED FROM UNAUDITED FINANCIAL STATEMENTS OF ECONOPHONE, WHICH, IN THE OPINION OF MANAGEMENT, INCLUDE ALL ADJUSTMENTS NECESSARY FOR A FAIR PRESENTATION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ECONOPHONE FOR SUCH PERIODS. THE FOLLOWING SUMMARY FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 WAS DERIVED FROM THE UNAUDITED INTERIM FINANCIAL STATEMENTS OF ECONOPHONE AND REFLECTS ALL ADJUSTMENTS (CONSISTING OF NORMAL RECURRING ADJUSTMENTS) WHICH ARE, IN THE OPINION OF MANAGEMENT, NECESSARY FOR A FAIR PRESENTATION OF THE CONSOLIDATED FINANCIAL INFORMATION FOR THOSE PERIODS. THE INFORMATION CONTAINED BELOW SHOULD BE READ IN CONJUNCTION WITH "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND THE FINANCIAL STATEMENTS OF ECONOPHONE AND THE NOTES RELATED THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.


                                                                                                           SIX MONTHS ENDED
                                                              YEARS ENDED DECEMBER 31,                         JUNE 30,
                                              ---------------------------------------------------------  --------------------
                                                1992(1)      1993(1)      1994       1995       1996       1996       1997
                                              -----------  -----------  ---------  ---------  ---------  ---------  ---------

                                                            (IN THOUSANDS, EXCEPT NET INCOME (LOSS) PER SHARE,
                                                        REVENUE PER MINUTE AND RATIO OF EARNINGS TO FIXED CHARGES)
STATEMENT OF OPERATIONS DATA:
Revenues....................................   $   3,268    $   3,528   $   8,523  $  27,490  $  45,103  $  22,992  $  30,446
Cost of services............................       2,659        2,761       5,540     19,735     35,369     16,333     24,012
Selling, general and administrative
  expense...................................         474          497       2,013      7,087     14,834      7,805     12,896
Depreciation and amortization...............          12           51         168        389      1,127        394      1,136
                                              -----------  -----------  ---------  ---------  ---------  ---------  ---------
Income (loss) from operations...............         123          219         802        279     (6,227)    (1,540)    (7,598)
Other income (expense)......................          --            6         100        (10)       133         11         58
Interest expense, net.......................          --          (19)       (103)      (148)      (295)       (78)      (285)
Provision (benefit) for taxes...............           2           --          73         --         --         --         --
                                              -----------  -----------  ---------  ---------  ---------  ---------  ---------
Net income (loss)...........................   $     121    $     206   $     726  $     121  $  (6,389) $  (1,607) $  (7,825)
                                              -----------  -----------  ---------  ---------  ---------  ---------  ---------
                                              -----------  -----------  ---------  ---------  ---------  ---------  ---------
Net income (loss) per share(3)..............   $     .01    $     .01   $     .04  $     .01  $    (.32) $    (.08) $    (.39)

OTHER DATA:
Capital expenditures(4).....................   $     118    $     605   $     906  $   1,677  $   4,670  $   2,152  $   5,758
EBITDA(5)...................................         135          276       1,070        658     (4,967)    (1,135)    (6,404)
Dividends declared..........................          --           --          --        449        508        226        879
Net cash (used in) provided by operating
  activities(6).............................          --         (190)        474      2,037     (6,006)        60     (7,698)
Revenue per minute..........................                                  .70        .57        .43        .56        .29
Minutes.....................................                               12,196     47,859    104,566     40,869    104,615
Ratio of earnings to fixed charges(7).......        2.5x         8.6x        7.2x       1.5x         --         --         --
Deficiency of earnings available to cover
  fixed charges.............................          --           --          --         --  $  (5,584) $  (1,487) $  (6,462)

REGIONAL DATA:

Revenues
  United States.............................                            $   2,728  $   8,292  $  18,185  $   6,876  $  18,896
  United Kingdom............................                                3,143     14,173     15,477     10,910      4,201
  Continental Europe........................                                2,652      5,025     11,441      5,206      7,349
Minutes
  United States.............................                                5,707     23,411     68,247     20,744     87,747
  United Kingdom............................                                4,532     20,592     27,968     16,390     10,136
  Continental Europe........................                                1,957      3,856      8,351      3,735      6,732

                                               AS ADJUSTED
                                                 1997(2)
                                              --------------
STATEMENT OF OPERATIONS DATA:
Revenues....................................    $   30,446
Cost of services............................        24,012
Selling, general and administrative
  expense...................................        12,896
Depreciation and amortization...............         1,481
                                              --------------
Income (loss) from operations...............        (7,943)
Other income (expense)......................            58
Interest expense, net.......................       (11,028)
Provision (benefit) for taxes...............            --
                                              --------------
Net income (loss)...........................    $  (18,913)
                                              --------------
                                              --------------
Net income (loss) per share(3)..............    $     (.95)
OTHER DATA:
Capital expenditures(4).....................
EBITDA(5)...................................
Dividends declared..........................
Net cash (used in) provided by operating
  activities(6).............................
Revenue per minute..........................
Minutes.....................................
Ratio of earnings to fixed charges(7).......            --
Deficiency of earnings available to cover
  fixed charges.............................    $  (18,568)
REGIONAL DATA:
Revenues
  United States.............................
  United Kingdom............................
  Continental Europe........................
Minutes
  United States.............................
  United Kingdom............................
  Continental Europe........................

                                                                                                                        AT JUNE
                                                                                AT DECEMBER 31, 1996                   30, 1997
                                                                -----------------------------------------------------  ---------
                                                                  1992       1993       1994       1995       1996      ACTUAL
                                                                ---------  ---------  ---------  ---------  ---------  ---------
                                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.....................................  $      12  $     120  $      86  $     106  $   6,272  $     632
Current assets................................................        519        852      2,588      7,616     14,729     15,063
Restricted cash...............................................         --         --         --         --         --         --
Total assets..................................................        609      1,541      4,034     10,508     24,678     30,079
Current portion of borrowings.................................        420        510        480        558      3,020      8,300
Long-term borrowings, less current portion....................         --         39        639        719      2,263      4,799
Redeemable Convertible Preferred Stock........................         --         --         --         --     13,358     14,282
Total stockholders' equity (deficit)..........................        118        708      1,088        710     (6,202)   (14,962)


                                                                AS ADJUSTED(2)
                                                                --------------

BALANCE SHEET DATA:
Cash and cash equivalents.....................................    $   90,295
Current assets................................................       123,872
Restricted cash...............................................        57,437
Total assets..................................................       184,079
Current portion of borrowings.................................         7,300
Long-term borrowings, less current portion....................       154,199
Redeemable Convertible Preferred Stock........................        14,282
Total stockholders' equity (deficit)..........................        (9,362)


------------------------

(1) Regional revenue data and minute data for 1992 and 1993 are not available.


(2) The as adjusted data gives effect to (i) the issuance of the Units and the accrual and accretion of interest associated with the Notes, (ii) the amortization of the deferred financing costs associated with the Offering,
    (iii) the repayment of approximately $.6 million owed to IDT Corporation ("IDT") and (iv) the repayment of certain equipment financings totaling approximately $.4 million in the aggregate, as if such events had occurred on January 1, 1997 (for statement of operations purposes) and June 30, 1997 (for balance sheet purposes). See "Use of Proceeds." As adjusted data does not give effect to any interest income on the proceeds of the Units.


(3) Net income (loss) per share is computed using the weighted average number of shares outstanding during the period.

(4) Capital expenditures include assets acquired through capital lease financing and other debt.

(5) EBITDA represents net income (loss) plus interest expense, income tax expense, and depreciation and amortization expense. Econophone has included information concerning EBITDA herein because such information is commonly used in the telecommunications industry as one measure of an issuer's operating performance and historical ability to service debt. EBITDA is not determined in accordance with generally accepted accounting principles, is not indicative of cash provided by operating activities, is not necessarily comparable to similarly titled measures of other companies, should not be used as a measure of operating income and cash flows from operations as determined under generally accepted accounting principles and should not be considered in isolation or as an alternative to, or more meaningful than, measures of performance determined in accordance with generally accepted accounting principles.


(6) Net cash (used in) provided by operations for the year ended December 31, 1992 is not available.



(7) Earnings available to cover fixed charges consist of earnings (losses) before income taxes. Fixed charges consist of interest on debt, the interest component of rent expense (deemed to be one-third of the total) and dividends accrued on preferred stock.

                                  RISK FACTORS

    AN INVESTMENT IN THE EXCHANGE NOTES INVOLVES A HIGH DEGREE OF RISK. THE FOLLOWING RISK FACTORS, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, SHOULD BE CONSIDERED CAREFULLY BEFORE PURCHASING THE EXCHANGE NOTES. THE TERM "NOTE" OR "NOTES" INCLUDES THE ORIGINAL NOTES AND THE EXCHANGE NOTES.

LIMITED OPERATING HISTORY

    Econophone commenced operations in 1989, and prior to 1994 engaged only in limited operations, and, therefore, has a limited operating history upon which potential investors may base an evaluation of its performance. Econophone's principal operations have been in the United Kingdom (principally in the London area), the United States (principally in the New York area) and Belgium (principally in the Antwerp area). Econophone began providing services in its other continental European and U.S. markets only in 1996 and 1997 and, to date, its business activities in such markets have been limited. See "Business--Services."

    Econophone intends to significantly expand its operations in its current markets and to enter into a number of markets where it currently does not have operations. In many of its existing and future markets, Econophone also plans to offer services that have been provided in the past to a large extent only by PTOs. Furthermore, in certain of such markets, Econophone also intends to utilize access and transmission methods with respect to which it has limited operating experience. Econophone's prospects must, therefore, be considered in light of the risks, expenses, problems and delays inherent in substantially expanding a business and in establishing a new business in additional markets in an evolving industry. See "--Implementation of Expansion Plans," "--Need for Local Connectivity," "--Dependence on Third Party Sales Organizations," "--Competition," "--Risks Associated with Rapid Growth," "--Risks Associated with Rapidly Changing Industry; Significant Price Declines," "--Dependence on Effective Information Systems," "--Dependence Upon Key Personnel; Integration of Management," "--Dependence on Equipment Supplier" and "Business--Services."


HIGH LEVERAGE, FUTURE LOSSES, DEFICIENCY OF EARNINGS TO FIXED CHARGES AND
  NEGATIVE CASH FLOW



    At June 30, 1997, on an as adjusted basis after giving effect to the Offering, Econophone would have had total consolidated indebtedness of approximately $161.5 million and negative stockholders' equity of approximately $9.4 million. Econophone anticipates that it will incur additional indebtedness, primarily in connection with equipment financings. Econophone had a net loss of $6.4 million and $7.8 million for the year ended December 31, 1996 and for the six months ended June 30, 1997, respectively. On a pro forma basis, assuming the Offering had been consummated on January 1, 1997, Econophone would have had a net loss of $18.9 million for the six months ended June 30, 1997, and, assuming the Offering had been consummated on January 1, 1996, Econophone would have had a net loss of $28.5 million for 1996. In addition, for the six months ended June 30, 1997, Econophone's deficiency of earnings to fixed charges was $6.5 million and, for the year ended December 31, 1996, the deficiency was $5.6 million. Econophone also had negative EBITDA of $5.0 million and $6.4 million for the year ended December 31, 1996 and for the six months ended June 30, 1997, respectively. Furthermore, Econophone had net cash used in operating activities of $6.0 million and $7.7 million for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively. Econophone expects to have operating losses, net losses and a deficiency of earnings to fixed charges for at least the next several years and negative EBITDA and negative cash flow from operations until at least 1999. See "Capitalization" and "Selected Consolidated Financial Data."



    The ability of Econophone to meet its debt service obligations will depend upon its future performance, which, in turn, is subject to Econophone's successful implementation of its strategy, as well as to financial, competitive, business, regulatory, technical and other factors, substantially all of which are beyond Econophone's control. There can be no assurance that Econophone will ever operate at profitable levels, have positive EBITDA or eliminate its deficiency of earnings to fixed charges. If Econophone is unable to generate cash flow from operations that, together with its restricted cash, is sufficient to meet its debt service requirements, it may be required to refinance all or a portion of its indebtedness. There can be no assurance that any such refinancing would be possible on terms that would be acceptable to Econophone, if at all. If such refinancing were not possible or if additional financing were not available, Econophone could be forced to default on its obligations with respect to the Notes.

    The Indenture contains certain restrictive covenants. Such restrictions affect, and in many respects significantly limit, among other things, the ability of Econophone to incur indebtedness, make prepayments of subordinated indebtedness, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock of restricted subsidiaries, create liens, sell assets and engage in mergers and consolidations. See "Description of the Exchange Notes--Covenants." The terms of Econophone's Series A Preferred Stock and the Amended and Restated Equipment Loan and Security Agreement between Econophone and NTFC Capital Corporation ("NTFC") (as amended, the "NTFC Agreement") also place restrictions on the ability of Econophone to incur indebtedness and to engage in certain other transactions. These restrictions, in combination with Econophone's high leverage, could limit the ability of Econophone to effect financings or other corporate activities. Furthermore, the high level of Econophone's indebtedness could restrict its flexibility in responding to changing business and economic conditions, its ability to take advantage of business opportunities and its ability to pay principal and interest on the Notes. See "Description of Certain Indebtedness--NTFC Vendor Financing" and "Certain Transactions-- Investment by Princes Gate--Series A Preferred Stock."

    The level of Econophone's indebtedness could have important consequences to holders of the Notes, including the following: (i) the debt service requirements of other indebtedness could make it more difficult for Econophone to make payments on the Notes (other than the first six scheduled interest payments),
(ii) the ability of Econophone to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (iii) a substantial portion of Econophone's future cash flow from operations, if any, may be dedicated to the payment of principal and interest on its indebtedness and other obligations and might not be available for Econophone's business; (iv) Econophone's level of indebtedness could limit its flexibility in planning for, or reacting to changes in, its business; (v) Econophone will be more highly leveraged than certain of its competitors, which may place it at a competitive disadvantage; and (vi) Econophone's high degree of indebtedness could make it more vulnerable in the event of a downturn in its business. Econophone's high level of indebtedness may have a material adverse effect on its ability to pay principal and interest on the Notes. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

IMPLEMENTATION OF EXPANSION PLANS

    Econophone's successful implementation of its strategy will require the continued expansion and development of its network in Europe and the United States, as well as the continued expansion and development of related back-office capacity, including billing systems, and the hiring and retention of highly productive internal sales personnel and independent sales agents. Execution of Econophone's expansion plans is subject to a variety of risks, including, but not limited to, operating and technical problems, regulatory uncertainties and competition, and there can be no assurance that Econophone will be able to successfully implement such plans.

    As Econophone expands its network, it will incur significant fixed costs, relating principally to switching equipment costs, IRUs and leased lines and network management costs. The installation and expansion of Econophone's network has entailed and will continue to entail considerable expenses in advance of anticipated revenues and may cause substantial fluctuations in Econophone's operating results. Econophone will use its network primarily to originate, but not terminate, calls. Therefore, the economic benefits of Econophone's network primarily will be limited to originating calls where Econophone has a switch, node or point of presence. There can be no assurance that Econophone will be able to expand its network successfully or that Econophone will generate traffic volumes sufficient to enjoy significant economies of scale, which Econophone believes are critical to the overall success of its strategy. Failure by

Econophone to implement its expansion plans would have a material adverse effect on Econophone's financial condition and results of operations and its ability to pay principal of and interest on the Notes.

COMPETITION

    The provision of telecommunications services is extremely competitive and will become increasingly so as the regulatory barriers to entry into telecommunications markets are reduced or eliminated. Econophone believes that its non-US markets will experience increased competition and will begin to resemble the competitive landscape in the United States, in part as a result of regulatory initiatives.

    Competition for customers is primarily on the basis of price and, to a lesser extent, on the type and quality of services offered and customer service. Econophone has no control over the prices set by its competitors. Econophone has a large number of competitors which may use their substantial financial resources to cause severe price competition in the markets in which Econophone operates, which would require Econophone to reduce its prices in order to remain competitive. For example, Sprint recently announced a program offering $.10 per minute rates on certain calls to the United Kingdom. Econophone has focused on users that make these calls. In the United Kingdom, the Office of Telecommunications ("Oftel"), the U.K. telecommunications regulatory authority, is expected to continue to require British Telecom to reduce its retail prices. In the United States, the Federal Communications Commission (the "FCC"), the U.S. telecommunications regulatory authority, also has proposed rules (which may or may not be adopted in their proposed form or in a revised form) which are designed to bring downward pressure on international telephone rates. The FCC is proposing to require U.S. international facilities-based carriers to pay lower settlement rates to correspondent foreign carriers that deliver calls in foreign jurisdictions. Any resulting savings to the U.S. facilities-based carriers might be passed along to their customers in the form of reduced rates for international calls. Corresponding price reductions by Econophone could reduce Econophone's revenue and margins, which could have a material adverse effect on Econophone's business, financial condition and results of operations and its ability to pay interest on and principal of the Notes. Econophone has experienced, and expects to continue to experience, declining revenue per billable minute in all of its markets, in part as a result of increasing worldwide competition within the telecommunications industry. Econophone also experiences customer attrition, or "churn," as a result of the highly competitive nature of its markets and expects current levels of churn to continue or increase.

    Econophone's success will depend upon its ability to compete with a variety of other telecommunications providers in each of its markets. In Europe, Econophone's competitors include (i) PTOs, (ii) alliances such as AT&T's alliance with Unisource (itself a joint venture among Telecom Netherlands, Telia AB and Swiss Telecom PTT), known as "Uniworld," and the corresponding alliance with WorldPartners, MCI's alliance with British Telecom, known as "Concert," and Sprint's alliance with Deutsche Telekom and France Telecom, known as "Global One," (iii) companies offering resold international telecommunications services, such as Esprit Telecom, Viatel and RSL Communications, and (iv) other companies with business plans similar in varying degrees to Econophone's, including emerging public telephone operators who are constructing their own networks. Unisource recently announced that its venture partners would contribute their international facilities and personnel to a newly formed company, and some commentators have speculated that AT&T might do the same. The resulting company is likely to be a substantially more formidable competitor. In addition, Econophone anticipates that numerous new competitors will enter the European telecommunications market.

    Because all of Econophone's current and intended European markets (other than the United Kingdom, which already has a substantially liberalized telecommunications market) still are in the process of liberalizing the provision of telephone services, customers in most of these markets are not accustomed to obtaining services from competitors to PTOs and may be reluctant to use new providers, such as Econophone. In particular, Econophone's target customers, small- and medium-sized businesses and residential users with significant international calling needs, may be reluctant to entrust their telecommunications needs to new operators that are believed to be unproven. In addition, in continental Europe, certain of Econophone's competitors (including the PTOs) provide potential customers with a broader range of services than Econophone currently offers or can offer due to regulatory restrictions. PTOs also generally have certain competitive advantages over Econophone and other providers due to their control of local inter-connectivity, their extensive ownership of facilities, their ability to delay or prevent equal access to lines and the reluctance of some regulators to adopt policies and grant regulatory approvals that will result in increased competition for the local PTO. If the PTO in any jurisdiction uses its competitive advantages to their fullest extent, Econophone's operations in such jurisdiction would be adversely affected.

    In the United States, Econophone's competitors include AT&T, MCI, Sprint and numerous other carriers for domestic and international long distance calls. Congress has substantially amended the Communications Act of 1934 (the "1934 Act") by enacting the Telecommunications Act of 1996 (the "1996 Act"), making the regional Bell operating companies (the "RBOCs") eligible, subject to FCC approval, to offer domestic long distance and international telecommunications services in their "in region" service areas, where they control essential facilities such as local lines connecting to the premises of customers. The use of these facilities is necessary at reasonable and non-discriminatory rates, and on reasonable and nondiscriminatory conditions, to enable new market entrants, including long distance carriers, to compete effectively with the RBOCs and other carriers. The RBOCs have the incentive to overcharge for the use of their essential facilities for the dual purposes of retarding competition from new local market entrants and cross-subsidizing their proposed new long distance services. The RBOCs also may offer domestic long distance and international services outside of their service areas, or "out-of-region" services. In addition, the FCC is now permitting foreign telecommunications entities to enter the U.S. international telecommunications market, including dominant foreign entities whose home markets are conducive to competition. The FCC also has substantially reduced the regulatory constraints on AT&T, Econophone's largest competitor, by declaring AT&T to be "non-dominant," first in the domestic long distance market and more recently in the international market, thus, granting AT&T more pricing and service flexibility and permitting it to compete more effectively with smaller inter-exchange carriers such as Econophone.

    The World Trade Organization (the "WTO") recently concluded an agreement, known as the WTO Basic Telecommunications Service Agreement (the "WTO Agreement"), which would open the telecommunications markets of the signatory countries to foreign carriers on varying dates beginning January 1, 1998. The WTO Agreement is subject to legislative ratification in many of the 70 signatory countries. Pursuant to the WTO Agreement, U.S. companies would have foreign market access for local, long distance and international services, either on a facilities basis or through resale of existing network capacity. U.S. companies also would be permitted to acquire, establish or hold a significant stake in telecommunications companies around the world. Conversely, foreign companies would be permitted to enter the domestic U.S. telecommunications market and acquire ownership interests in U.S. service providers. Although the WTO Agreement may open additional markets to Econophone or broaden the permissible services that Econophone can provide in certain markets, the WTO Agreement also may subject Econophone to greater competitive pressures in its markets, with the risk of losing customers to other carriers and reductions in Econophone's rates.


    In addition, there are pending major consolidations in the telecommunications industry which could result in even more powerful competitors to Econophone in its major markets. For example, the acquisition of MCI by British Telecom could adversely impact Econophone in the market for calling between the United Kingdom and the United States and the creation of a new company with the international facilities of the Unisource partners could result in downward pressure on prices without a corresponding reduction in transmission costs. In addition, the recent merger between Bell Atlantic and NYNEX may result in increased price competition.


    Econophone also may experience competition in one or more of its markets from competitors utilizing new or alternative technologies and/or transmission methods, including cable television companies, wireless telephone companies, satellite owners and resellers, Internet service providers, electric and other utilities, railways, microwave carriers and large end users that have private networks.

    Many of Econophone's competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks than Econophone, control transmission lines and have long-standing relationships with Econophone's target customers. If any of Econophone's competitors were to devote additional resources to the provision of international and/or domestic long distance voice telecommunication services to Econophone's target customer base, there could be a material adverse effect on Econophone's ability to pay principal of and interest on the Notes.

    Each of the markets in which Econophone offers or intends to offer its services will present unique competitive factors. There can be no assurance that Econophone will be able to effectively compete in any given market and the success of Econophone's strategy in any one market is not necessarily indicative of its ability to succeed in any other market. See "Business--Competition."

DEPENDENCE ON THIRD PARTY SALES ORGANIZATIONS


    Econophone historically has sold substantially all, and intends to continue selling a substantial percentage of, its services through indirect channels of distribution, consisting of independent sales agents and resellers. For the six months ended June 30, 1997, 50% of Econophone's revenues were attributable to independent sales agents. Substantially all of Econophone's U.S. calling card sales are attributable to VoiceNet (which constituted 26% of Econophone's revenues during the six months ended June 30, 1997), a reseller that sells Econophone's calling card services to end users. VoiceNet's relationship with Econophone is non-exclusive and can be terminated at will by either party. Although Econophone believes that it offers its independent sales agents and resellers sufficient incentives to market and sell its services, Econophone does not have direct control over such persons and there can be no assurance that they will perform in a satisfactory manner. Econophone has, in the past, experienced disputes with certain of its independent sales agents. In connection with its change in distribution strategy, in the United Kingdom, Econophone entered into a settlement agreement with Europhone International ("EI"), its former partner in its U.K. sales and marketing joint venture. Pursuant to the terms of the settlement, among other things, EI retained all of the rights in the customer list of the joint venture, which included approximately 21,700 names, and Econophone agreed not to solicit sales from such customers, subject to certain permitted exceptions. For 1996, Econophone's joint venture with EI and sales of carrier services to EI contributed 32% of Econophone's consolidated revenues and 91% of its U.K. originated revenues. See "-- Dependence on Carrier and Other Principal Customers," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."


    Econophone believes that its relationships with its current independent sales agents and resellers are good. However, there can be no assurance that Econophone will not in the future experience material disputes with any such person or that Econophone and/or any such person will not decide to terminate their business relationship. Such disputes or terminations could adversely affect the number of customers obtained and/or retained by Econophone, which could have a material adverse effect on Econophone's ability to pay principal of and interest on the Notes.

DEPENDENCE ON CARRIER AND OTHER PRINCIPAL CUSTOMERS


    Revenues derived from carrier customers accounted for 25% of Econophone's revenues during 1996 and 20% during the first six months of 1997, and revenues derived from VoiceNet accounted for 26% of Econophone's revenues during the first six months of 1997. Such revenues are produced by a limited number of carrier customers. Accordingly, the loss of revenue from one or more carrier customers could have a material adverse effect upon Econophone's business and its ability to pay interest on and principal of the Notes.


    From June through November 1996, following the changing of its U.K. distribution strategy, Econophone provided carrier services to EI. This relationship was terminated as a result of disputes between Econophone and EI following payment delinquencies by EI. In connection with such termination, Econophone extended the payment period for receivables from EI and agreed not to solicit sales from former customers of Econophone's joint venture with EI, subject to certain permitted exceptions. EI accounted for 21% of Econophone's revenues during the time it was a carrier customer and such carrier sales and revenues attributable to the U.K. sales and marketing joint venture between EI and Econophone accounted for 91% of U.K. and 32% of consolidated revenues for 1996. In the United States, Econophone's five largest carrier customers accounted in the aggregate for 25% of U.S. revenues and 10% of consolidated revenues in 1996 and 20% of U.S. revenues and 13% of consolidated revenues during the first six months of 1997. In addition, VoiceNet, a reseller that sells Econophone's calling card services to end users, accounted for 42% of U.S. revenues and 26% of consolidated revenues during the first six months of 1997. VoiceNet's relationship with Econophone is non-exclusive and can be terminated at will by either party. See "--Dependence on Third Party Sales Organizations" "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."


    Carrier customers are extremely price sensitive, generate very low margin business and frequently choose to move their business based solely on small price changes. In addition, smaller carrier customers generally are perceived in the telecommunications industry as presenting a higher risk of payment delinquency or non-payment than other customers. While Econophone believes that its credit criteria enables it to reduce its exposure to the higher payment risks generally associated with carrier customers, no assurance can be given that such criteria will afford adequate protection against such risks.

RISKS ASSOCIATED WITH RAPIDLY CHANGING INDUSTRY; SIGNIFICANT PRICE DECLINES

    The international telecommunications industry is changing rapidly due to, among other things, regulatory liberalization, upon which much of Econophone's planned growth in continental Europe is predicated, privatization of PTOs, the expansion of telecommunications infrastructure and the globalization of the world's economies. The telecommunications industry also is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increased satellite and fiber optic cable transmission capacity for services similar to those provided by Econophone, including utilization of the Internet for voice and data communications. See "--Competition."

    There can be no assurance that one or more of the foregoing factors will not vary unpredictably, which could have a material adverse effect on Econophone and its ability to pay principal of and interest on the Notes. There also can be no assurance, even if such factors turn out as anticipated by Econophone, that Econophone will be able to implement its strategy or that its strategy will be successful in the rapidly evolving telecommunications market. In addition, there can be no assurance that Econophone will be able to compete effectively or adjust its contemplated plan of development to meet changing market conditions. Furthermore, Econophone is unable to predict which of the many possible future service offerings will be important to establish and maintain a competitive position or what expenditures will be required to develop and provide such services. Econophone's profitability will depend, in part, on its ability to anticipate and adapt to rapid technological changes occurring in the telecommunications industry and on its ability to offer, on a timely basis, services that satisfy evolving industry standards. The failure by Econophone to respond to new technologies on a timely basis, penetrate new markets in a timely manner in response to changing market conditions or customer requirements or achieve a significant degree of market acceptance of new or enhanced services could have a material adverse effect on Econophone's business, financial condition and results of operations and its ability to pay interest on and principal of the Notes.

    Prices for international long distance calls historically have been determined by international settlement rates. Because these rates historically have been negotiated between national telephone monopolies, they have been artificially high and have allowed carriers to enjoy artificially high gross margins on international calls. However, many observers believe that, given the negligible marginal cost to a facilities-based carrier of carrying an international call and given the emergence of competition in many countries (particularly in western Europe, where Econophone's principal target markets are located), the international settlement rate system is in the process of collapsing. This has begun to be reflected in international rates, particularly the rates charged for calls between countries where competition exists. For example, Sprint recently reduced its rates on certain calls between the United States and the United

Kingdom to $.10 per minute. This represents a steep decline from rates charged for such calls as recently as several years ago and Econophone expects rates on international calls, particularly between the United States and the United Kingdom, to continue to decline significantly. Furthermore, the FCC has proposed rules designed to bring downward pressure on international telephone rates that would require U.S. international facilities-based carriers to pay lower settlement rates to their correspondent foreign carriers. Industry observers predict that, early in the next decade, telephone charges will no longer be based on the distance a call is carried. As a consequence, Econophone would experience a substantial reduction in its margins on international calls, which, absent a substantial increase in billable minutes of traffic carried or charges for additional services, would have a material adverse effect on Econophone's ability to pay principal of and interest on the Notes.

RISKS ASSOCIATED WITH RAPID GROWTH


    Econophone has experienced rapid growth. Econophone's revenues were $3.5 million for 1993, and increased to $8.5 million, $27.5 million and $45.1 million for 1994, 1995 and 1996, respectively. Revenues during the first six months of 1997 were $30.4 million.


    Econophone's strategy contemplates continued growth primarily through further expansion of its existing operations and the establishment of new operations. Econophone's ability to manage its anticipated future growth will depend on its ability to evaluate new markets, secure, retain and motivate independent sales agents and its internal sales forces, monitor operations, control costs, maintain effective quality controls, provide customer service, obtain satisfactory and cost-effective lease rights from, and interconnection with, competitors that own transmission lines (in many cases, intra-national transmission lines may be available only from the PTO), and significantly expand its internal management, technical, accounting and customer billing systems. Econophone's rapid growth has placed, and its planned future growth will continue to place, a significant and increasing strain on its financial, management and operational resources. There can be no assurance that Econophone's financial, management and operational systems and infrastructure will be adequate to maintain and effectively monitor future growth or that Econophone will be able to successfully attract, train and manage additional employees and/or independent sales agents. The failure to continue to upgrade Econophone's financial, management and operational control systems and infrastructure or the occurrence of unexpected expansion difficulties could have a material adverse effect on Econophone's ability to pay principal of and interest on the Notes. See "--Dependence on Effective Information Systems" and "--Dependence on Key Personnel; Integration of Management."

SUBSTANTIAL CAPITAL REQUIREMENTS

    Econophone will require substantial capital expenditures significantly in excess of historical levels to implement its business strategy. Econophone has used and will continue to use a portion of the net proceeds of the Offering to meet its capital expenditure requirements. See "Use of Proceeds." The net proceeds from the Offering are expected to be sufficient to fund Econophone's planned expansion of its operations and operating losses until such time as Econophone begins to generate operating income; however, this is a forward-looking statement and there can be no assurance in this regard. Actual capital expenditures and operating income may vary significantly from Econophone's estimates depending on a number of factors, including the pace, extent and cost of network expansion, sales levels, competitive pressures and regulatory actions. If Econophone's plans or assumptions change, its assumptions prove to be inaccurate, it experiences unanticipated costs or competitive pressures, the net proceeds from the Offering prove to be insufficient or it consummates acquisitions, Econophone may be required to seek additional capital. Econophone may seek to raise additional equity or debt capital from public or private sources. There can be no assurance that Econophone will be able to raise such capital on satisfactory terms or at all. Furthermore, the restrictive covenants contained in the Indenture and the NTFC Agreement, and the terms of the Series A Preferred Stock, limit Econophone's ability to incur additional indebtedness. If Econophone raises additional funds through the incurrence of indebtedness, Econophone may become subject to additional or more restrictive covenants. In the event that Econophone is unable to obtain such additional capital or is unable to obtain such additional capital on acceptable terms, Econophone may be required to reduce the scope of its expansion, which could materially adversely affect Econophone's ability to pay principal of and interest on the Notes.

RISKS ASSOCIATED WITH IMPOSITION OF VAT

    A value added tax ("VAT") is a tax charged on goods and services that is designed to be borne by the ultimate end user of the goods or services. The rate of VAT varies among European Union ("EU") member states but typically is between 15% and 20% of the cost of the goods or services. Pursuant to the Sixth VAT Directive adopted in 1977 (the "VAT Directive"), providers of telecommunications services in the EU are liable for VAT in the EU member state where the provider of the services is "established." The provider, in turn, charges VAT to its customers at the rate prevailing in the provider's state of establishment. Under VAT rules, most businesses are permitted to offset the VAT charged to them with the VAT that they charge to their customers. Residential customers and certain categories of businesses to which Econophone does not market its services, however, cannot offset VAT and, therefore, bear the cost of the tax. As a result, in countries where it has not been an established provider, Econophone has had a competitive price advantage over competitors who are required to charge VAT to residential customers, including the PTOs. "Establishment" has been determined under national law and, in most of the EU member states where it has engaged in business, Econophone has not until recently been required to charge VAT.

    In March 1997, the Council of the European Union issued derogations to the VAT Directive (the "VAT Derogation") that, as of January 1, 1997, permitted individual EU member states to amend their laws so as to treat telecommunications services as being provided where the customer is located rather than where the telecommunications provider is established. In the case of sales by a telecommunications provider to residential customers, the VAT Derogation permits EU member states to require all providers to collect and remit VAT. With effect between January 1, 1997 and July 1, 1997, all EU member states have adopted rules that subject all telecommunications services provided to residential customers in such states to VAT.

    There can be no assurance that, in order to remain competitive, Econophone will not need to reduce prices in the future in one or more EU markets in order to offset VAT that it is required to charge. Any such reduction could have a material adverse effect on Econophone's business, financial condition and results of operations and its ability to pay interest on and principal of the Notes. See "Business-- Regulation."

DEVALUATION AND CURRENCY RISKS


    A substantial portion of Econophone's revenues and expenses are denominated in non-U.S. currencies, consisting principally of the British pound, Belgian franc and the French franc. Furthermore, Econophone's business strategy contemplates that, although an increasing portion of its revenues and expenses will be denominated in non-U.S. currencies, a disproportionate portion of Econophone's expenses, including interest and principal on the Notes, will be denominated in dollars. Except in respect of its operations in the United Kingdom, Econophone has not hedged against foreign currency exchange transaction risks. Because of the number of currencies involved, Econophone's constantly changing currency exposure and the fact that all foreign currencies do not fluctuate in the same manner against the dollar, Econophone cannot quantify the effect of exchange rate fluctuations on its future financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

REGULATORY RESTRICTIONS

    National and local laws and regulations governing the provision of telecommunications services differ significantly among the countries in which Econophone currently operates and intends to operate. The interpretation and enforcement of such laws and regulations varies and could limit Econophone's ability to provide certain telecommunications services in certain markets. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on Econophone, that domestic or international regulators or third parties will not raise material issues with regard to Econophone's compliance or noncompliance with applicable laws and regulations or that other regulatory activities will not have a material adverse effect on Econophone. See "Business--Regulation."

    A substantial portion of Econophone's strategy is based upon the expected regulatory liberalization of certain EU markets on January 1, 1998 based on current EC directives. In anticipation of such liberalization, Econophone is establishing operations and making capital expenditures in certain EU countries. Although liberalization is a legal obligation required by EC directives, a substantial portion of the more detailed EU regulatory framework to apply in the liberalized environment after January 1, 1998, including further directives, still requires adoption by the Council of the European Communities. Certain EU member states have been granted a derogation from liberalizing their telecommunication markets on January 1, 1998. Ireland and Portugal have been granted a derogation until January 1, 2000. Spain has requested a derogation entitling it to delay liberalization until November 30, 1998. Luxembourg and Greece have requested derogations entitling them to delay full liberalization until January 1, 2000 and January 1, 2003, respectively. There can be no assurance that each EU member state will proceed with the expected liberalization on schedule, if at all, or that the trend towards liberalization will not be stopped or reversed. Accordingly, Econophone faces the risk that it will establish operations and make capital expenditures in a given country in anticipation of regulatory liberalization which does not subsequently occur.

    The national governments of EU member states must pass legislation to liberalize the markets within their countries to give effect to EC directives. This applies not only to the liberalization requirements set out in EC directives that already have been adopted, but also requirements to be contained in those directives which still remain to be adopted by the Council of the European Communities. Econophone's provision of services in Europe may be materially adversely affected if any EU member state imposes greater restrictions on non-EU international services than on international services within the EU. Some EU member states have inconsistently and, in some instances, unclearly implemented EC telecommunications directives, which could limit, constrain or otherwise adversely affect Econophone's ability to provide certain services. Furthermore, national governments may not necessarily pass legislation enacting an EC directive in the form required, if at all, or may pass such legislation only after a significant delay. Even if a national legislature enacts appropriate regulations within the time frame established by the European Union, there may be significant resistance to the implementation of such legislation from PTOs, regulators, trade unions and other sources. For example, in the United Kingdom, Mercury resorted to legal action against the Post Office Engineering Union because the union refused to connect customers to Mercury's switches. In France, the telecommunications union has stated its objection to the current move towards liberalization. In Italy, the government has, in the past, failed to adopt requisite legislation liberalizing its telecommunications markets on a timely basis. These and other potential obstacles to liberalization could have a material adverse effect on Econophone's operations by preventing Econophone from expanding its operations as currently intended, as well as a material adverse effect on Econophone's ability to pay interest on and principal of the Notes.

    In the United States, Econophone's authority to engage in the resale of international private lines to provide international telephone service is pursuant to an authorization (the "Section 214 Private Line Authorization") granted under Section 214 of the 1934 Act. Certain rules of the FCC prohibit Econophone from (i) transmitting calls routed over leased lines between New York and London onward over a leased line to continental Europe (other than to a country which the FCC deems to be "equivalent," which currently is only Sweden) or (ii) transmitting calls from continental European countries (other than those deemed to be equivalent) over leased lines to London and then onward over a leased line between London and New York. FCC restrictions thus may materially limit the optimal and most profitable use of Econophone's leased lines between New York and London and result in increased transmission costs on certain calls, which Econophone may not be able to pass on to its customers.

    In the United States, the FCC and relevant state public service commissions ("PSCs") have the authority to regulate interstate and intrastate telephone rates, respectively, ownership of transmission facilities and the terms and conditions under which certain of Econophone's services are provided. Federal and state regulations and regulatory trends have had, and in the future are likely to have, both positive and negative effects on Econophone and its ability to compete. The recent trend in both Federal and state regulation of telecommunications service providers has been in the direction of reduced regulation. In general, neither the FCC nor the relevant state PSCs currently regulate Econophone's domestic long distance rates or profit levels, although either or both may do so in the future. There can be no assurance that changes in current or future Federal or state regulations or future judicial changes would not have a material adverse effect on Econophone. See "Business--Regulation."

    In order to provide their services, inter-exchange carriers, including Econophone, must generally purchase "access" from local exchange carriers ("LECs") to originate calls from and terminate calls in the local exchange telephone networks. In the United States, access charges generally are regulated by the FCC and the relevant state PSCs. Under the terms of the AT&T Divestiture Decree, a court order entered in 1982 which, among other things, required AT&T to divest its 22 wholly-owned RBOCs from its long distance division (the "AT&T Divestiture Decree"), the RBOCs were required to price the "local transport" portion of such access charges on an "equal price per unit of traffic" basis. The FCC has adopted, subject to reconsideration, a change in the access charge structure, which reduces per minute access charges, but applies additional per line charges for business users. This change in access charge structure may disproportionately disadvantage smaller carriers such as Econophone. Under alternative access charge rate structures proposed to the FCC, LECs would be permitted to allow volume discounts in the pricing of access charges. If these rate structures are adopted, access charges for AT&T and other large inter-exchange carriers would decrease and access charges for small inter-exchange carriers would increase. While the outcome of these proceedings is uncertain, should the FCC adopt permanent access charge rules along the lines of the proposed structures, Econophone would be at a cost disadvantage with regard to access charges in comparison to AT&T and other large inter-exchange carrier competitors. The FCC also has, subject to reconsideration, announced that it will impose charges on inter-exchange carriers, including Econophone, to support subsidies for telecommunications services for schools, libraries, rural health care centers and low income persons. Econophone does not expect these charges to be material to Econophone, although there can be no assurance that this will be the case.


    The FCC requires long distance carriers to pay access charges to payphone providers for calls made from payphones to toll free numbers administered by long distance carriers. The FCC had required the immediate payment of such access charges by long distance carriers with toll revenues of $100 million or more per annum. The FCC had also required, after October 7, 1997, all long distance carriers, irrespective of their annual toll revenues, to pay to each payphone operator $.35 for each access or toll free call made from the operator's payphones unless the payphone operator and the long distance carrier agree upon a different rate of compensation. The FCC payphone order was reversed by an appellate court. This matter was remanded to the FCC by the court for further consideration. The FCC may re-adopt the $.35 rate, or some different rate, effective on October 7, or at some later date. Econophone's card-based services in the United States are accessed by customers through a toll free number, often from payphones. Econophone has marketed its services at a discount to prices charged by larger carriers which recently have begun charging this $.35 access charge. Irrespective of the effective date and the amount ultimately adopted, when Econophone becomes subject to the access charge, there can be no assurance that Econophone will be able to fully pass this cost on to its customers or that doing so will not result in a loss of customers. Furthermore, larger carriers are likely to be able to negotiate lower payphone access charges than Econophone, which could result in such carriers offering lower pricing on card-based services in the United States accessed from payphones than that offered by Econophone.

    If Econophone's interpretation of applicable laws and regulations proves incorrect, it could lose, or be unable to obtain, regulatory approvals necessary to provide certain of its services or to use certain of its transmission methods. Econophone also could have substantial monetary fines and penalties imposed against it. In addition, Econophone's Section 214 Private Line Authorization requires that services be provided in a manner consistent with the laws and regulations of the countries in which Econophone operates. There can be no assurance that Econophone has accurately interpreted or will accurately interpret applicable laws and regulations in particular jurisdictions, or that regulators or third parties will not raise material issues with regard to Econophone's compliance with applicable laws or regulations.

    If Econophone is unable to provide the services it is presently providing or intends to provide or to use its existing or contemplated access or transmission methods due to its inability to receive or retain formal or informal approvals for such services or access or transmission methods, or for any other reason related to regulatory compliance or the lack thereof, Econophone's business, financial condition and results of operations would be materially and adversely affected and the ability of Econophone to pay interest on and principal of the Notes could be materially adversely affected. See "Business--Regulation."

NEED FOR LOCAL CONNECTIVITY

    To originate and terminate calls, Econophone requires "local connectivity," which is the right to use the public switched telephone network (the "PSTN"). In Europe, although Econophone has been successful to date in obtaining local connectivity in each of its existing network cities, there can be no assurance that Econophone will be able to maintain local connectivity, obtain additional local connectivity in such cities to the extent necessary or desirable or obtain local connectivity in additional cities, in each case either on acceptable terms or at all. Econophone obtains its local connectivity in the United Kingdom from British Telecom, the PTO in the United Kingdom and a principal competitor of Econophone in the United Kingdom. In continental Europe, Econophone obtains its local connectivity from PTOs which are, and are expected to continue to be, among Econophone's primary competitors in continental Europe. In the United States, Econophone obtains local connectivity from LECs, which also are competitors of Econophone. Furthermore, in the United States, access and termination costs charged by LECs to long distance providers constitute a significant portion of the total cost of domestic long distance calls. There can be no assurance that any of the foregoing competitors will make local connectivity available to Econophone at commercially reasonable rates, on a timely basis, or, in the case of Europe, at all. The availability and rates of local connectivity are, and will continue to be, determined on a country-by-country basis. The failure to obtain local connectivity on commercially acceptable terms could have a material adverse effect on Econophone and its ability to pay principal of and interest on the Notes.

DEPENDENCE ON LEASED LINES

    Econophone does not own most of the telecommunications transmission lines that it uses. The telephone calls made by Econophone's customers are and will continue to be connected, at least in part, through transmission lines that Econophone leases. Many of the lessors of such lines are competitors of Econophone. In many countries, the only provider of transmission facilities is the PTO. Accordingly, prior to full liberalization, there may be only one source of intra-national transmission lines in these countries and Econophone may be required to lease transmission capacity at artificially high rates from a provider that occupies a monopoly or near monopoly position on the portion of a call transmitted in that provider's country. Such rates may be too high to allow Econophone to generate gross profit on international calls routed to an Econophone switch or node by means of such intra-national lines. In addition, PTOs will not necessarily be required by law to allow Econophone to lease transmission lines. Even where applicable law requires PTOs to lease transmission lines to Econophone, delays may nevertheless be encountered with respect to the commencement of operations and extensive delays may occur with respect to the negotiation of leases and interconnection agreements. In addition, disputes may occur with respect to pricing terms and billing.

    Econophone leases capacity for point-to-point circuits on a monthly or longer-term fixed cost basis. Econophone is vulnerable to changes in its lease arrangements, such as price increases and service cancellations. The negotiation of lease agreements involves estimates regarding future supply and demand for transmission capacity as well as estimates of the calling patterns and traffic levels of Econophone's existing and future customers. Econophone's profitability depends, in part, on its ability to obtain and utilize leased capacity on a cost-effective basis. Depending upon the rate, Econophone could suffer competitive disadvantages if it entered into leases with inappropriate durations or leases based on per-minute charges for high volume routes (or leases with fixed monthly rates for low volume routes), or if it failed to meet any minimum volume requirements thereunder. Econophone also is vulnerable to service interruptions and poor transmission quality from leased lines. The deterioration or termination of Econophone's relationships with one or more of its carrier vendors could have a material adverse effect upon Econophone's business, financial condition and results of operations and its ability to pay interest on and principal of the Notes.

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS

    To complete its billing, Econophone must record and process large amounts of data quickly and accurately. While Econophone believes its management information systems currently are adequate, substantial investment therein will be required to satisfy anticipated billing needs. Econophone has budgeted approximately $2.0 million for the last two quarters of 1997 for enhancing current, and purchasing and developing new network management and information systems. Econophone believes that the successful implementation and integration of these enhanced and new information systems is important to its continued growth and its ability to monitor costs, bill customers and achieve operating efficiencies, but there can be no assurance that Econophone will not encounter delays or cost-overruns or suffer adverse consequences in implementing such systems. In addition, as Econophone's information systems suppliers revise and upgrade their hardware, software and equipment technology, there can be no assurance that Econophone will not encounter difficulties in integrating such new technology into its business or that the new systems will be appropriate for Econophone's business. See "Business-- Information Technology."

DEPENDENCE ON KEY PERSONNEL; INTEGRATION OF MANAGEMENT


    The success of Econophone is dependent, in large part, upon its key management. The loss of services of any of the members of Econophone's senior management team, particularly Alfred West, the Chief Executive Officer and Chairman of the Board of Directors of Econophone and Alan L. Levy, the President, Chief Operating Officer and Chief Financial Officer and a Director of Econophone, could have a material adverse effect on Econophone and its ability to successfully implement its business plan (including, without limitation, the roll-out of its network infrastructure, its sales and marketing initiatives and the expansion of its back-office capabilities) and to pay interest and principal on the Notes. Messrs. West and Levy are parties to employment agreements with Econophone, expiring on December 31, 1999 and July 31, 1999, respectively. Other than Messrs. West and Levy, Econophone has not entered into employment agreements with members of management. See "Management--Executive Compensation--Employment Agreements and Arrangements." Econophone maintains "key man" life insurance policies on Mr. West that provide for payment of $10.0 million to Econophone in the event of the death or long-term disability of Mr. West. Under the terms of the Series A Preferred Stock, Econophone is required to maintain such policy in full force and effect until November 1, 2000.

    Pursuant to the NTFC Agreement, Econophone may not cease to employ Alfred West or suffer to exist any competition by Mr. West with the business now or hereafter conducted by Econophone. Failure to comply with the foregoing requirement would constitute a default under the NTFC Agreement, which, if not cured, could require the prepayment of all amounts outstanding thereunder. In addition, any holder of Series A Preferred Stock has the option to cause Econophone to redeem its shares if Alfred West ceases to own voting securities representing at least 25% of the total voting power of the outstanding voting securities of Econophone or a person or group becomes the beneficial owner of voting securities representing more voting power than the voting securities then owned by Mr. West. See "Certain Transactions--Investment by Princes Gate" and "Description of Certain Indebtedness--NTFC Vendor Financing."


    Econophone has significantly increased the size of its management team since the beginning of the fourth quarter of 1996. Econophone's management team has limited experience in working together and any delays in the integration of new members of Econophone's management team could result in delays in the implementation of Econophone's strategy.

    Econophone's success also will depend on its ability to attract, retain and motivate additional qualified management, marketing, technical and sales executives and other personnel who are in high demand and are often subject to competing employment opportunities, including qualified independent sales agents. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on Econophone's business, financial condition and results of operations. There can be no assurance that Econophone will be successful in attracting, retaining and motivating such personnel. Although members of management participate in Econophone's incentive plan, other than Mr. Levy, their options do not provide the right to acquire a significant portion of the equity of Econophone. See "Management--Executive Compensation--1996 Flexible Incentive Plan."

DEPENDENCE ON EQUIPMENT SUPPLIER

    Econophone purchases a significant portion of its switching equipment from Northern Telecom. Certain of the switches acquired by Econophone from Northern Telecom utilize new technologies. There can be no assurance that Econophone will be able to integrate such switches into its network on a timely basis or at all, or that such switches will provide satisfactory performance. There also can be no assurance that Econophone will be able to acquire the switches that it will require from Northern Telecom or from another manufacturer of compatible equipment. Any inability of Econophone to acquire such switches on a timely basis or at a similar price, or any failure by Econophone to successfully integrate such switches into its network, could result in delays, operational problems or increased expenses, which could have a material adverse effect on Econophone's business, financial condition and results of operations and its ability to pay principal and interest on the Notes. See "Business--Network Infrastructure."


INABILITY TO REPAY NOTES UPON A CHANGE OF CONTROL



    The Indenture provides that, upon the occurrence of a Change of Control thereunder, Econophone must make an offer to purchase all of the Notes issued and then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued interest (if any) thereon to the Payment Date (as defined in the Indenture). Under the NTFC Agreement, a change of control (as such term is used in such agreement) occurring without the prior written consent of NTFC would constitute a default thereunder, which would permit NTFC to accelerate repayment of all amounts outstanding under the NTFC Agreement. In addition, pursuant to the Certificate of Incorporation of Econophone, a change of control (as such term is used therein) would, subject to approval by NTFC, permit holders of the Series A Preferred, at their option, to require Econophone to redeem all shares of Series A Preferred held by them. If an event were to occur that would constitute a "change of control" pursuant to the NTFC Agreement and/or the Certificate of Incorporation, prior to, or simultaneously with any payment to the holders of the Notes in connection with a repurchase offer resulting from a Change of Control pursuant to the Indenture,

NTFC would be entitled to receive payment of all outstanding obligations under the NTFC Agreement and the holders of the Series A Preferred would be entitled to redemption of such securities. If a Change of Control were to occur, there can be no assurance that Econophone would be able to satisfy its obligations under the NTFC Agreement, the Certificate of Incorporation and the Notes. Such a failure to purchase Notes tendered pursuant to such a repurchase offer would constitute an Event of Default under the Indenture and the NTFC Agreement. See "Description of the Exchange Notes--Repurchase of Notes Upon a Change of Control", "Description of the Exchange Notes--Events of Default", "Certain Transactions--Investment by Princes Gate" and "Description of Certain Indebtedness--NTFC Vendor Financing."


CONTROL BY PRINCIPAL STOCKHOLDERS


    Alfred West, the Chief Executive Officer of Econophone and Chairman of its Board of Directors, Steven West, the brother of Alfred West and a member of the Board of Directors of Econophone, and Gary Bondi, a member of the Board of Directors of Econophone, own, in the aggregate, approximately 85.4% of the outstanding shares of Common Stock (assuming conversion of the Series A Preferred Stock at September 1, 1997, but not giving effect to the issuance or exercise of the Warrants or any options issued by Econophone). Such stockholders will have the ability to control the election of all members of Econophone's Board of Directors, other than one director that is elected by the holders of the Series A Preferred Stock, the outcome of all matters submitted to a vote of the holders of Common Stock and generally will be able to direct the affairs of Econophone. The approval of the holders of a majority of the shares of Series A Preferred Stock is required for Econophone to take certain actions, including the sale of all or substantially all of the assets, a merger, consolidation, recapitalization or liquidation of Econophone, the declaration or payment of certain dividends, the acquisition or redemption of any class of capital stock or an amendment to the certificate of incorporation adversely affecting the rights, powers or preferences of the Series A Preferred Stock. See "Certain Transactions--Investment by Princes Gate--Series A Preferred Stock." The exercise of these powers may present conflicts of interest between these individuals and the holders of the Notes. See "Principal Stockholders."


ORIGINAL ISSUE DISCOUNT CONSEQUENCES

    The Exchange Notes should be treated as a continuation of the Original Notes for federal income tax purposes. The Original Notes were treated as having been issued at a discount for U.S. federal income tax purposes. Prospective investors should consult their tax advisors about the application of federal income tax law, as well as any applicable state, local or foreign tax laws. This Prospectus contains no information regarding taxation other than under certain laws of the United States.

    If a bankruptcy case is commenced by or against Econophone under the United States Bankruptcy Code, the claim of a holder of Notes may be limited to an amount equal to the sum of the issue price as determined by the bankruptcy court and that portion of the original issue discount which is deemed to accrue from the issue date to the date of any such bankruptcy filing.

CONSEQUENCES OF FAILURE TO EXCHANGE

    The issuance of the Exchange Notes in exchange for the Original Notes pursuant to the Exchange Offer will be made only after a timely receipt by the Company of such Original Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of Original Notes desiring to tender such Original Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to the tenders of Original Notes for exchange.

    Original Notes that are not validly tendered will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to provide for the registration under the Securities Act of such Original Notes. In addition, any holder of Original Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent that Original Notes are tendered in the Exchange Offer, the trading market for untendered and tendered but unaccepted Original Notes could be adversely affected. Each broker or dealer that receives Exchange Notes for its own account in exchange for Original Notes where such Exchange Notes were acquired by such broker or dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

LACK OF PUBLIC MARKET

    The Exchange Notes are a new issue of securities for which there is currently no active trading market. The Company does not intend to list the Exchange Notes on any national securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active trading market for the Exchange Notes will develop or as to the liquidity of or the trading market for the Exchange Notes. If a trading market does not develop, Holders of the Exchange Notes may experience difficulty in reselling the Exchange Notes or may be unable to sell them at all. If a market for the Exchange Notes develops, any such market could cease to continue at any time. If a trading market develops for the Exchange Notes, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition, performance of and prospects for the Company.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

    The Original Notes were initially issued and sold by Econophone on July 1, 1997 (the "Closing Date") to Morgan Stanley, the Placement Agent thereof, pursuant to a Placement Agreement, dated June 26, 1997 (the "Placement Agreement"). The Placement Agent subsequently resold the Original Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to non-U.S. persons pursuant to Regulation S under the Securities Act. Pursuant to the Placement Agreement, Econophone and the Placement Agent entered into a Notes Registration Rights Agreement on July 1, 1997 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, Econophone agreed to use its best efforts to consummate the Exchange Offer on or prior to January 15, 1998. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and the description of the terms of the Registration Rights Agreement is qualified in its entirety by reference thereto. The Registration Statement of which this Prospectus is a part is intended to satisfy Econophone's obligations with respect to the registration of Original Notes in accordance with the terms of the Registration Rights Agreement and the Indenture.

    Following the consummation of the Exchange Offer, holders of Original Notes not validly tendered in the Exchange Offer and holders of Exchange Notes will not have any further registration rights (other than certain registration rights granted to Morgan Stanley, as hereinafter indicated). In addition, holders of Original Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for Original Notes could be adversely affected. See "Risk Factors--Consequences of Failure to Exchange."

    The Original Notes were issued in Units together with the Warrants. Upon the effectiveness of the registration statement for the Exchange Notes, the Warrants will be separately traded from the Original Notes and are not part of the Exchange Offer.

TERMS OF THE EXCHANGE OFFER

    Econophone intends the following terms to provide for the conduct of the Exchange Offer in accordance with the provisions of the Registration Rights Agreement, the Indenture, the applicable requirements of the Securities Act and the rules and regulations of the Commission thereunder. Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, Econophone will accept any and all Original Notes validly
tendered and not withdrawn prior to 5:00 p.m., New York City time on       , or
such later time and date to which the Exchange Offer is extended by Econophone in its sole discretion, which time and date, as indicated herein or as extended, is referred to herein as the "Expiration Date". Econophone will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Original Notes accepted in the Exchange Offer. Holders may tender some or all of their Original Notes pursuant to the Exchange Offer.

    The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the Exchange Notes will have been registered under the Securities Act and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act and (ii) the Exchange Notes will not be subject to any covenant regarding registration under the Securities Act, including any such rights under the Registration Rights Agreement or the Indenture, which rights, in any event, will terminate with respect to the Original Notes upon consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Original Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture, which also authorized the issuance of the Original Notes, such that both the Exchange Notes and the Original Notes will be treated as a single class of debt securities under the Indenture.

    As of the date of this Prospectus, $155.0 million in aggregate principal amount of Original Notes was outstanding. There will be no fixed record date for determining holders of the Original Notes entitled to participate in the Exchange Offer.

    Econophone shall be deemed to have accepted validly tendered Original Notes when, as and if Econophone has given oral or written notice thereof (oral notice being promptly confirmed in writing) to The Bank of New York, as Exchange Agent. The Exchange Agent will act as agent for the tendering holders of the Original Notes for the purposes of receiving the Exchange Notes from Econophone.

    Holders of Notes who tender Original Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Original Notes pursuant to the Exchange Offer. Econophone will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "--Fees and Expenses."

EXTENSION; AMENDMENTS

    In order to extend the Exchange Offer, Econophone will notify the Exchange Agent of any extension by oral or written notice (oral notice being promptly confirmed in writing) and will make public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

    Econophone reserves the right, in its sole discretion, (i) to delay accepting any Original Notes, (ii) to extend the Expiration Date, (iii) if any of the conditions set forth below under "--Conditions of the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer, or (iv) to amend the terms of the Exchange Offer in any manner, by giving oral or written notice (oral notice being promptly confirmed in writing) of such delay, extension, termination or amendment to the Exchange Agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by Econophone to constitute a material change, Econophone will promptly disclose such amendments by means of a prospectus supplement that will be distributed to DTC and Econophone will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

    Without limiting the manner in which Econophone may choose to make a public announcement of any delay, extension, termination or amendment of the Exchange Offer, Econophone shall not have an obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

PROCEDURES FOR TENDERING BOOK-ENTRY INTERESTS

    The Original Notes (which for purposes of the Exchange Offer include Book-Entry Interests and Original Notes in registered form ("Definitive Registered Notes"), if any) were issued as global securities without interest coupons (each, a "Global Note"). Concurrently with the issuance thereof, the Global Notes were deposited with The Bank of New York, as Book-Entry Depositary (the "Book-Entry Depositary"), which issued a certificateless depositary interest (each, a "Depositary Interest") in each Global Note representing a 100% interest therein to DTC. Book-Entry Interests, which are beneficial interests in the Global Notes held by direct or indirect participants in DTC through the Depositary Interests, are shown on, and transfers thereof are effected only through, records maintained in book-entry form by DTC (with respect to its participants) and its participants.

    Each Holder (which for purposes of the Exchange Offer, includes any participant in DTC whose name appears on a security position listing as a holder of Book-Entry Interests) of Original Notes held in the form of Book-Entry Interests who wishes to tender such Book-Entry Interests for exchange pursuant to the Exchange Offer must transmit to the Exchange Agent on or prior to the Expiration Date either (i) a properly completed and duly executed Letter of Transmittal or a facsimile thereof, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth on the cover page of the Letter of Transmittal or (ii) a computer-generated message (an "Agent's Message"), transmitted by means of DTC's Automated Tender Offer Program ("ATOP") system and received by the

Exchange Agent and forming a part of a book-entry transfer (a "Book-Entry Confirmation"), in which such Holder acknowledges and agrees to be bound by the terms of the Letter of Transmittal. In addition, in order to deliver Original Notes held in the form of Book-Entry Interests, (i) a timely Book-Entry Confirmation of book-entry transfer of such Original Notes into the Exchange Agent's account at DTC pursuant to the procedure for book-entry transfers described below under "--Book-Entry Transfer" must be received by the Exchange Agent prior to the Expiration Date or (ii) the Holder must comply with the guaranteed delivery procedures described below.

    The valid tender of an Original Note by a Holder that is not withdrawn prior to the Expiration Date will constitute an agreement between such Holder and Econophone in accordance with the terms and subject to the conditions set forth hereunder and in the Letter of Transmittal.

    DELIVERY OF BOOK-ENTRY INTERESTS MUST BE EFFECTED BY BOOK-ENTRY TRANSFER AS DESCRIBED UNDER "--BOOK-ENTRY TRANSFER." THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL SHOULD BE SENT TO ECONOPHONE.

PROCEDURES FOR TENDERING DEFINITIVE REGISTERED NOTES

    Only registered holders of Definitive Registered Notes may tender such Original Notes in the Exchange Offer. Each Holder of Definitive Registered Notes who wishes to tender such Definitive Registered Notes for exchange pursuant to the Exchange Offer must transmit to the Exchange Agent on or prior to the Expiration Date a properly completed and duly executed Letter of Transmittal or a facsimile thereof, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth below under "--Exchange Agent." In addition, in order to deliver Definitive Registered Notes
(i) the certificates representing such Definitive Registered Notes must be received by the Exchange Agent prior to the Expiration Date or (ii) the Holder must comply with the guaranteed delivery procedures described below.

    The valid tender by a Holder (not withdrawn prior to Expiration Date) will constitute an agreement between such Holder and Econophone in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

    THE METHOD OF DELIVERY OF THE DEFINITIVE REGISTERED NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR CERTIFICATES FOR DEFINITIVE REGISTERED NOTES SHOULD BE SENT TO ECONOPHONE. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTION FOR SUCH HOLDERS.

PROCEDURES APPLICABLE TO ALL HOLDERS

    Any beneficial owner of Book-Entry Interests whose name does not appear on a security position listing of DTC as a holder of such Book-Entry Interests and any beneficial owner of Definitive Registered Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Book-Entry Interests or Definitive Registered Notes in the Exchange Offer should contact such person in whose name such Book-Entry Interests or Definitive

Registered Notes are registered promptly and instruct such Holder to tender on such beneficial owner's behalf.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Original Notes surrendered for exchange pursuant to the Letter of Transmittal or to which the notice of withdrawal pertains are tendered (i) by a Holder of the Original Notes who has not completed the box entitled "Special Issuance Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions").

    If the Letter of Transmittal or notice of withdrawal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by Econophone, proper evidence satisfactory to Econophone of its authority to so act must be submitted.

    All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Original Notes will be determined by Econophone in its sole discretion, which determination will be final and binding. Econophone reserves the absolute right to reject any and all Original Notes not properly tendered or any Original Notes Econophone's acceptance of which would, in the opinion of counsel for Econophone, be unlawful. Econophone also reserves the right to waive any defects, irregularities or conditions of tender as to particular Original Notes. Econophone's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of the Original Notes must be cured within such time as Econophone shall determine. Although Econophone intends to notify holders of defects or irregularities with respect to tenders of the Original Notes, none of Econophone, the Exchange Agent or any other person shall incur any liability for failure to give such notification. Tenders of the Original Notes will not be deemed to have been made until any and all such defects or irregularities have been cured or waived.

    While Econophone has no present plan to acquire any Original Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Original Notes that are not tendered in the Exchange Offer, Econophone reserves the right in its sole discretion to purchase or make offers for any Original Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "--Conditions of the Exchange Offer," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

    By transmitting an Agent's Message or executing a Letter of Transmittal, each Holder will represent to Econophone and agree that, among other things, (i) the Exchange Notes or interests therein to be acquired by such Holder and any beneficial owners thereof (the "Beneficial Owner(s)") in the Exchange Offer are being acquired by such Holder and any Beneficial Owner(s) in the ordinary course of business of the Holder and any such Beneficial Owner(s), (ii) the Holder and each Beneficial Owner are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes, (iii) the Holder and each Beneficial Owner acknowledge and agree that any person who is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes and any interest therein acquired by such person and cannot rely on the position of the staff of the SEC set forth in certain no-action letters (see "--Resales of the Exchange Notes"), (iv) the Holder and each Beneficial Owner understands that a secondary resale transaction described in clause (iii) above and any resales of the Exchange Notes and any interest therein obtained by such Holder in exchange for the Original Notes originally acquired by such Holder directly from Econophone should be covered by an effective registration statement containing the selling security holder information required by Items 507 and 508, as applicable, of Regulation S-K of the Commission and (v) neither the Holder nor any Beneficial Owner(s) is an "affiliate," as defined in Rule 405 promulgated under the Securities Act, of Econophone. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes must represent that the Original Notes tendered in the Exchange Offer were acquired by such broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of Exchange Notes received in exchange for Original Notes where Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Econophone has indicated its intention to make this Prospectus (as it may be amended or supplemented) available to any broker-dealer for use in connection with any such resale for a period of 180 days after the last Exchange Date. See "Plan of Distribution."

ACCEPTANCE OF ORIGINAL NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

    Upon satisfaction or waiver of all of the conditions to the Exchange Offer, Econophone will accept, promptly after the Expiration Date, all Original Notes properly tendered and will issue the Exchange Notes promptly after acceptance of the Original Notes. See "--Conditions of the Exchange Offer." For purposes of the Exchange Offer, Econophone shall be deemed to have accepted properly tendered Original Notes for exchange when, as and if Econophone has given oral or written notice thereof (oral notice being promptly confirmed in writing) to the Exchange Agent.

RETURN OF ORIGINAL NOTES

    If any tendered Original Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Original Notes are withdrawn or are submitted for a greater principal amount than the Holders thereof desire to exchange, then such unaccepted, withdrawn or non-exchanged Original Notes will be returned without expense to the tendering Holder thereof. Under such circumstances, Book-Entry Interests in Original Notes will be credited to an account maintained with DTC as promptly as practicable.

BOOK-ENTRY TRANSFER

    The Exchange Agent will establish an account with respect to the Book-Entry Interests at DTC for purposes of the Exchange Offer promptly after the date of this Prospectus. All deliveries of Book-Entry Interests must be made by book-entry transfer to the account maintained by the Exchange Agent at DTC. Any financial institution that is a participant in DTC's systems may make book-entry delivery of Book-Entry Interests by causing DTC to transfer such Book-Entry Interests into the Exchange Agent's account in accordance with DTC's ATOP procedures for transfer. Holders of Book-Entry Interests who are unable to deliver a Book-Entry Confirmation of the tender of their Book-Entry Interests into the Exchange Agent's account at DTC or all other documents required by the Letter of Transmittal to the Exchange Agent on or prior to the Expiration Date, must tender their Book-Entry Interests according to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

    If a Holder of Original Notes desires to tender such Original Notes and time will not permit such Holder's required documents to reach the Exchange Agent, or the procedure for book-entry transfer cannot be completed or the certificates relating to Definitive Registered Notes cannot be delivered, in each case, on or prior to the Expiration Date, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) on or prior to the Expiration Date, the Exchange Agent receives from such Eligible

Institution (a) either a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) or a properly transmitted Agent's Message and (b) a Notice of Guaranteed Delivery, substantially in the form provided by Econophone (by facsimile transmission, mail or hand delivery), setting forth the name and address of such Holder of Original Notes and the amount of Original Notes tendered, stating that the tender is being made thereby and guaranteeing that within five business days after the date of execution of the Notice of Guaranteed Delivery, a Book-Entry Confirmation or the certificates relating to the Definitive Registered Notes and all other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) a Book-Entry Confirmation or the certificates relating to the Definitive Registered Notes and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL OF TENDERS

    A tender of Original Notes may be withdrawn any time prior to the Expiration Date.

    For a withdrawal to be effective, (i) a written notice must be received by the Exchange Agent at the address set forth below under "--Exchange Agent" or
(ii) the appropriate procedures of DTC's ATOP system must be complied with. Any such notice of withdrawal with respect to Book-Entry Interests must (i) specify the name of the person having tendered the Original Notes to be withdrawn and identify the Original Notes to be withdrawn (including the principal amount of such Original Notes) and (ii) specify the name and number of the account at DTC to be credited with the withdrawn Original Notes and otherwise comply with the procedures of DTC. Any such notice of withdrawal with respect to Definitive Registered Notes must (x) specify the name of the person having tendered the Definitive Registered Notes to be withdrawn and (y) identify the Definitive Registered Notes to be withdrawn (including the certificate number and principal amount of Original Notes). Any such written withdrawal must be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Original Notes were tendered (including required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by Econophone, in its sole discretion and whose determination shall be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Properly withdrawn Original Notes may be retendered by following one of the procedures described above at any time on or prior to the Expiration Date.

CONDITIONS OF THE EXCHANGE OFFER

    Notwithstanding any other term of the Exchange Offer, Econophone shall not be required to accept for exchange, or exchange Exchange Notes for, any Original Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Original Notes:

        (a) if, in the sole judgment of Econophone, the Exchange Offer would violate any law, statute, rule or regulation or an interpretation thereof of the Commission staff; or

        (b) with respect to all Book-Entry Interests tendered, if on the Expiration Date, the Book-Entry Depositary does not present the Global Notes to The Bank of New York, as Trustee.

    If Econophone determines in its sole discretion that any of the conditions are not satisfied, Econophone may (i) refuse to accept any Original Notes and return all tendered Original Notes to the tendering Holders, (ii) extend the Exchange Offer and retain all Original Notes tendered prior to the Expiration Date, subject, however, to the rights of Holders to withdraw such Original Notes (see "--Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all validly tendered Original Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, Econophone will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders and Econophone will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

EXCHANGE AGENT

    The Bank of New York has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests of or Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

    BY REGISTERED OR CERTIFIED MAIL, BY OVERNIGHT COURIER OR BY HAND:


                              The Bank of New York
                             Reorganization Section
                        101 Barclay Street, Floor 7 East
                            New York, New York 10286
                           Attention: Shilpa Trivedi
                                       or
                                 BY FACSIMILE:
                              The Bank of New York
                           Attention: Shilpa Trivedi
                        Facsimile Number: (212) 815-6339


    In addition, Letters of Transmittal and any other required documentation should be sent to the Exchange Agent at the address set forth above, except where facsimile transmission is specifically authorized (E.G., withdrawals and Notices of Guaranteed Delivery). DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

    The expenses of soliciting tenders will be borne by Econophone. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopy, telephone or in person by officers and regular employees of Econophone and its affiliates.

    Econophone has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. Econophone, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse its reasonable out-of-pocket expenses in connection therewith.

    Econophone will pay all transfer taxes, if any, applicable to the exchange of the Original Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Original Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Original Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities within the meaning of Rule 144 of the Securities Act. Accordingly, such Original Notes may be resold only (i) to Econophone or any subsidiary thereof, (ii) so long as the Original Notes are eligible for resale pursuant to Rule 144A, to a person whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act, purchasing for its own account or for the account of a qualified institutional buyer to whom notice is given that the resale, pledge or other transfer is being made in reliance on Rule 144A, (iii) outside the United States to non-U.S. persons in an offshore transaction in compliance with Rule 904 under the Securities Act, (iv) pursuant to an exemption from registration in accordance with Rule 144 (if available), (v) to an institutional "accredited investor" that, prior to such transfer, furnishes to the Trustee a signed letter containing certain representations and agreements relating to the registration of transfer of the Original Notes and, if such transfer is in respect of a principal amount of Original Notes at the time of transfer of less than $250,000, an opinion of counsel acceptable to Econophone that such transfer is in compliance with the Securities Act, and (vi) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States and subject to certain requirements of the Trustee being met. The liquidity of the Original Notes could be adversely affected by the Exchange Offer. See "Risk Factors--Consequences of Failure to Exchange." Following the consummation of the Exchange Offer, holders of the Original Notes will have no further registration rights under the Registration Rights Agreement (other than certain registration rights granted to Morgan Stanley).

RESALES OF THE EXCHANGE NOTES

    Based on an interpretation by the staff of the Commission set forth in certain no-action letters issued to third parties, Econophone believes that the Exchange Notes or interests therein issued pursuant to the Exchange Offer in exchange for Original Notes or interests therein may be offered for resale, resold and otherwise transferred by a Holder thereof (other than (i) a broker-dealer who purchases such Exchange Notes directly from Econophone to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" of Econophone within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery requirements of the Securities Act, PROVIDED that the Holder is acquiring the Exchange Notes in the ordinary course of its business and not participating, and had no arrangement or understanding with any person to participate, in the distribution of Exchange Notes. Each broker-dealer that receives the Exchange Notes for its own account in exchange for the Original Notes must represent that the Original Notes tendered in the Exchange Offer were acquired by such broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time or time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Econophone has indicated its intention to make this Prospectus (as it may be amended or supplemented) available to any broker-dealer for use in connection with any such resale for a period of 180 days after the last Exchange Date. See "Plan of Distribution."

                                USE OF PROCEEDS

    The Exchange Offer is being effected to satisfy Econophone's obligations under the Original Notes, the Indenture and the Registration Rights Agreement. Econophone will not receive any cash proceeds from the Exchange Offer. In consideration of issuing the Exchange Notes in the Exchange Offer, Econophone will receive an equal principal amount of Original Notes. Original Notes that are properly tendered in the Exchange Offer and not validly withdrawn will be accepted, canceled and retired and cannot be reissued.

    The net proceeds to Econophone from the Offering were approximately $148.1 million, after deducting commissions and other expenses paid by Econophone. Approximately $57.4 million of the net proceeds were used to purchase the Pledged Securities, which will be used to make the first six scheduled interest payments on the Notes. In addition, approximately $7.2 million was used to redeem the Bridge Notes and to pay all accrued interest thereon and approximately $1.0 million is expected to be used to repay certain other indebtedness in advance of its maturity date. Econophone also has used a portion of the net proceeds for and plans to continue to use net proceeds for (i) telecommunications equipment and IRUs, (ii) customer service, billing, financial reporting and other management information systems, (iii) network management systems, (iv) the expansion of Econophone's internal sales forces and (v) operating losses. Proceeds from the Offering also may be used for future investments, acquisitions or strategic alliances in companies that are complementary to Econophone's current operations. Although Econophone currently is evaluating certain potential investment opportunities, it does not have any present commitments or agreements with respect to any such investment, acquisition or strategic alliance.

    Net proceeds from the Offering not immediately required for the purposes described above are invested in short term, interest-bearing, investment grade securities, subject to restrictions in the Indenture.

    The Bridge Notes, which were redeemed in connection with the Offering, were sold between April 24, 1997 and May 30, 1997 to Morgan Stanley Group, an affiliate of Morgan Stanley. The net proceeds of such sales were used to fund the purchase of equipment, other capital expenditures and operating losses. Following the redemption of the Bridge Notes, Econophone was not entitled to place any additional Bridge Notes under the Note Purchase Agreement and the facility represented by the Note Purchase Agreement terminated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions--Bridge Funding by Morgan Stanley Group."

                                 CAPITALIZATION


    The following table sets forth the cash and capitalization of Econophone at June 30, 1997 and as adjusted to give effect to the Offering and to the repayment of certain indebtedness, as described under "Use of Proceeds." This information should be read in conjunction with the Financial Statements and the notes thereto included elsewhere in this Prospectus.


                                                                          AT JUNE 30, 1997
                                                                       -----------------------
                                                                                       AS
                                                                         ACTUAL    ADJUSTED(1)
                                                                       ----------  -----------

                                                                           (IN THOUSANDS)
Cash, cash equivalents and restricted cash...........................  $      632   $ 147,732(2)
                                                                       ----------  -----------
                                                                       ----------  -----------
Short term borrowings, current portion of long-term debt, capital
  lease obligations and notes payable-related parties................  $    8,300   $   7,300
Long-term debt and capital lease obligations:
  Capital leases.....................................................         386         386
  Notes offered hereby(4)............................................          --     149,400
  Other long-term debt(5)............................................       4,413       4,413
                                                                       ----------  -----------
      Total long-term debt and capital lease obligations.............       4,799     154,199
Redeemable Convertible Preferred Stock...............................      14,282      14,282
Stockholders' equity (deficit):
  Common Stock, $.0001 par value, 29,250,000 shares authorized,
    20,000,000 shares issued and outstanding(6)......................           2           2
  Non-Voting Common Stock, $.0001 par value, 500,000 shares
    authorized, no shares issued and outstanding(6)..................          --          --
  Warrants(7)........................................................          --       5,600
  Additional paid-in capital.........................................         482         482
Cumulative translation adjustment....................................         (11)        (11)
  Accumulated deficit................................................     (15,435)    (15,435)
                                                                       ----------  -----------
      Total stockholders' equity (deficit)...........................     (14,962)     (9,362)
                                                                       ----------  -----------
          Total capitalization.......................................  $   12,419   $ 166,419
                                                                       ----------  -----------
                                                                       ----------  -----------


------------------------------

(1) The as adjusted data gives effect to (i) the issuance of the Units, (ii) the repayment of approximately $.6 million owed to IDT and (iii) the repayment of certain equipment financings totalling approximately $.4 million in the aggregate, as if such events had occurred on June 30, 1997.


(2) At August 31, 1997, Econophone had cash, cash equivalents and restricted cash totaling $134,452,793.


(3) Through December 31, 2002, the current long-term indebtedness of Econophone matures as follows:



YEAR OF MATURITY                                                                         AMOUNT
--------------------------------------------------------------------------------------  ---------
1997..................................................................................  $ 704,713
1998..................................................................................  $1,124,890
1999..................................................................................  $1,009,407
2000..................................................................................  $ 981,335
2001..................................................................................  $ 592,655
2002..................................................................................     --



(4) The annual interest requirement on the Notes is $20,925,000.


(5) As adjusted cash, cash equivalents and restricted cash includes actual cash of $.6 million, plus the net proceeds of the Notes (approximately $148.1 million) less $1.0 million that will be used to retire indebtedness. See "Use of Proceeds."


(6) Based on the number of shares outstanding on June 30, 1997. Does not include
    (i) 2,626,500 shares of Common Stock issuable upon the exercise of options to employees at a weighted average exercise price of $2.50, (ii) 3,420,701 shares of Common Stock issuable upon conversion of the Series A Preferred Stock at August 1, 1997 or (iii) any of the shares of Common Stock issuable upon exercise of the Warrants issued in connection with the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Management--Executive Compensation--1996 Flexible Incentive Plan" and "Certain Transactions--Investment by Princes Gate."


(7) Represents the portion of the issue price for the Units attributable to the fair value of the Warrants. Such amount has been recognized as a discount on the Notes and will be amortized over the term of the Notes. Each Warrant may be exercised for 8.167 shares of Common Stock at an exercise price of $.01 per share. The Warrants are exercisable for 1,265,885 shares of Common Stock, in the aggregate. The fair value of the shares issuable upon exercise of the Warrants was determined to be $4.43 per share based on an agreement among Econophone and the Placement Agent in connection with the Offering. Among the factors considered in making such determination were the history of the prospects for the industry in which Econophone competes, an assessment of Econophone's management, the present operations of Econophone, the historical results of operations of Econophone and the trend of its revenues and earnings, the prospects for future earnings of Econophone, the general condition of the securities markets at the time of the Offering, and the prices of similar securities of generally comparable companies. The Warrants expire on June 30, 2007.

                      SELECTED CONSOLIDATED FINANCIAL DATA


    The following selected consolidated financial data (except for certain data under Other Data and data under Regional Data) for the years ended December 31, 1994, 1995 and 1996 was derived from the audited consolidated financial statements of Econophone. The audited consolidated financial statements of Econophone as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, together with the notes thereto and the related report of Arthur Andersen LLP, independent accountants, are included elsewhere in this Prospectus. The selected consolidated financial data for the years ended December 31, 1992 and 1993 is derived from unaudited financial statements of Econophone, which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations of Econophone for such periods. The following selected financial information for the six months ended June 30, 1996 and 1997 was derived from the unaudited interim financial statements of Econophone and reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the consolidated financial information for those periods. The information contained below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of Econophone and the notes related thereto included elsewhere in this Prospectus.


                                                                                                    SIX MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                           JUNE 30,
                                   -------------------------------------------------------------  --------------------
                                      1992(1)       1993(1)       1994        1995       1996       1996       1997
                                   -------------  -----------  -----------  ---------  ---------  ---------  ---------

                                                   (IN THOUSANDS, EXCEPT NET INCOME (LOSS) PER SHARE,
                                               REVENUE PER MINUTE AND RATIO OF EARNINGS TO FIXED CHARGES)
STATEMENT OF OPERATIONS DATA:
Revenues.........................    $   3,268     $   3,528    $   8,523   $  27,490  $  45,103  $  22,992  $  30,446
Cost of services.................        2,659         2,761        5,540      19,735     35,369     16,333     24,012
Selling, general and
  administrative expense.........          474           497        2,013       7,087     14,834      7,805     12,896
Depreciation and amortization....           12            51          168         389      1,127        394      1,136
                                        ------    -----------  -----------  ---------  ---------  ---------  ---------
Income (loss) from operations....          123           219          802         279     (6,227)    (1,540)    (7,598)
Other income (expense)...........           --             6          100         (10)       133         11         58
Interest expense, net............           --           (19)        (103)       (148)      (295)       (78)      (285)
Provision (benefit) for taxes....            2            --           73          --         --         --         --
                                        ------    -----------  -----------  ---------  ---------  ---------  ---------
Net income (loss)................    $     121     $     206    $     726   $     121  $  (6,389) $  (1,607) $  (7,825)
                                        ------    -----------  -----------  ---------  ---------  ---------  ---------
                                        ------    -----------  -----------  ---------  ---------  ---------  ---------
Net income (loss) per share(3)...    $     .01     $     .01    $     .04   $     .01  $    (.32) $    (.08) $    (.39)

OTHER DATA:
Capital expenditures(4)..........    $     118     $     605    $     906   $   1,677  $   4,670  $   2,152  $   5,758
EBITDA(5)........................          135           276        1,070         658     (4,967)    (1,135)    (6,404)
Dividends declared...............       --            --           --             449        508        226        879
Net cash (used in) provided by
  operating activities(6)........       --              (190)         474       2,037     (6,006)        60     (7,698)
Revenue per minute...............                                     .70         .57        .43        .56        .29
Minutes..........................                                  12,196      47,859    104,566     40,869    104,615
Ratio of earnings to fixed
  charges(7).....................         2.5x          8.6x         7.2x        1.5x         --         --         --
Deficiency of earnings available
  to cover fixed charges.........           --            --           --          --  $  (5,584) $  (1,487) $  (6,462)

REGIONAL DATA:
Revenues
  United States..................                               $   2,728   $   8,292  $  18,185  $   6,876  $  18,896
  United Kingdom.................                                   3,143      14,173     15,477     10,910      4,201
  Continental Europe.............                                   2,652       5,025     11,441      5,206      7,349
Minutes
  United States..................                                   5,707      23,411     68,247     20,744     87,747
  United Kingdom.................                                   4,532      20,592     27,968     16,390     10,136
  Continental Europe.............                                   1,957       3,856      8,351      3,735      6,732

                                    AS ADJUSTED
                                      1997(2)
                                   --------------
STATEMENT OF OPERATIONS DATA:
Revenues.........................    $   30,446
Cost of services.................        24,012
Selling, general and
  administrative expense.........        12,896
Depreciation and amortization....         1,481
                                   --------------
Income (loss) from operations....        (7,943)
Other income (expense)...........            58
Interest expense, net............       (11,028)
Provision (benefit) for taxes....            --
                                   --------------
Net income (loss)................    $  (18,913)
                                   --------------
                                   --------------
Net income (loss) per share(3)...    $     (.95)
OTHER DATA:
Capital expenditures(4)..........
EBITDA(5)........................
Dividends declared...............
Net cash (used in) provided by
  operating activities(6)........
Revenue per minute...............
Minutes..........................
Ratio of earnings to fixed
  charges(7).....................            --
Deficiency of earnings available
  to cover fixed charges.........    $  (18,568)
REGIONAL DATA:
Revenues
  United States..................
  United Kingdom.................
  Continental Europe.............
Minutes
  United States..................
  United Kingdom.................
  Continental Europe.............

                                                                                                              AT JUNE
                                                                         AT DECEMBER 31,                     30, 1997
                                                      -----------------------------------------------------  ---------
                                                        1992       1993       1994       1995       1996      ACTUAL
                                                      ---------  ---------  ---------  ---------  ---------  ---------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...........................  $      12  $     120  $      86  $     106  $   6,272  $     632
Current assets......................................        519        852      2,588      7,616     14,729     15,063
Restricted cash.....................................         --         --         --         --         --         --
Total assets........................................        609      1,541      4,034     10,508     24,678     30,079
Current portion of borrowings.......................        420        510        480        558      3,020      8,300
Long-term borrowings, less current portion..........         --         39        639        719      2,263      4,799
Redeemable Convertible Preferred Stock..............         --         --         --         --     13,358     14,282
Total stockholders' equity (deficit)................        118        708      1,088        710     (6,202)   (14,962)


                                                      AS ADJUSTED(2)
                                                      --------------

BALANCE SHEET DATA:
Cash and cash equivalents...........................    $   90,295
Current assets......................................       123,872
Restricted cash.....................................        57,437
Total assets........................................       184,079
Current portion of borrowings.......................         7,300
Long-term borrowings, less current portion..........       154,199
Redeemable Convertible Preferred Stock..............        14,282
Total stockholders' equity (deficit)................        (9,362)


------------------------

(1) Regional revenue data and minute data for 1992 and 1993 are not available.


(2) The as adjusted data gives effect to (i) the issuance of the Units and the accrual and accretion of interest associated with the Notes, (ii) the amortization of the deferred financing costs associated with the Offering,
    (iii) the repayment of approximately $.6 million owed to IDT and (iv) the repayment of certain equipment financings totaling approximately $.4 million in the aggregate, as if such events had occurred on January 1, 1997 (for statement of operations purposes) and June 30, 1997 (for balance sheet purposes). See "Use of Proceeds." As adjusted data does not give effect to any interest income on the proceeds of the Units.


(3) Net income (loss) per share is computed using the weighted average number of shares outstanding during the period.

(4) Capital expenditures include assets acquired through capital lease financing and other debt.

(5) EBITDA represents net income (loss) plus interest expense, income tax expense and depreciation and amortization expense. Econophone has included information concerning EBITDA herein because such information is commonly used in the telecommunications industry as one measure of an issuer's operating performance and historical ability to service debt. EBITDA is not determined in accordance with generally accepted accounting principles, is not indicative of cash provided by operating activities, is not necessarily comparable to similarly titled measures of other companies, should not be used as a measure of operating income and cash flows from operations as determined under generally accepted accounting principles and should not be considered in isolation or as an alternative to, or more meaningful than, measures of performance determined in accordance with generally accepted accounting principles.


(6) Net cash provided by (used in) operations for the year ended December 31, 1992 is not available.



(7) Earnings available to cover fixed charges consist of earnings (losses) before income taxes. Fixed charges consist of interest on debt, the interest component of rent expense (deemed to be one-third of the total) and dividends accrued on preferred stock.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH ECONOPHONE'S FINANCIAL STATEMENTS, THE NOTES THERETO AND THE OTHER FINANCIAL DATA INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS. FOR A DISCUSSION OF IMPORTANT FACTORS, INCLUDING, BUT NOT LIMITED TO, CONTINUED DEVELOPMENT OF ECONOPHONE'S BUSINESS, ACTIONS OF REGULATORY AUTHORITIES AND COMPETITORS, PRICE DECLINES AND OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS, SEE "RISK FACTORS."

OVERVIEW

    REVENUES; PRICE DECLINES

    Econophone derives its revenues from the provision of long distance telecommunications services in certain major western European and U.S. markets. In the United States and the United Kingdom, Econophone provides principally international and domestic long distance, calling card, prepaid and carrier services. In continental Europe, Econophone provides principally international long distance, calling card and prepaid services. Econophone's services utilize various access methods, including "1xxx," "1+," local dial-up, national toll free and international toll free access. See "Business--Services" and "Business--Network Infrastructure--Access Methods."


    Econophone's revenues are derived from minutes of telecommunications traffic carried. The following table shows the total revenue and billable minutes of use attributable to Econophone's U.K., continental European and U.S. operations for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997. Over time, Econophone expects its European markets to contribute an increasingly larger percentage of its revenues.


                                                                                 SIX MONTHS
                                              YEARS ENDED DECEMBER 31,         ENDED JUNE 30,
                                           -------------------------------  --------------------
                                             1994       1995       1996       1996       1997
                                           ---------  ---------  ---------  ---------  ---------

                                                              (IN THOUSANDS)
REVENUE
United States............................  $   2,728  $   8,292  $  18,185  $   6,876    $18,896
United Kingdom...........................      3,143     14,173     15,477     10,910      4,201
Continental Europe.......................      2,652      5,025     11,441      5,206      7,349

BILLABLE MINUTES OF USE
United States............................      5,707     23,411     68,247     20,744     87,747
United Kingdom...........................      4,532     20,592     27,968     16,390     10,136
Continental Europe.......................      1,957      3,856      8,351      3,735      6,732


    Econophone generally prices its services at a discount to the primary carrier (or carriers) in each of its target markets. Econophone has experienced and expects to continue to experience declining revenue per minute in all of its markets as a result of increased competition worldwide, although, due to technological innovation and substantial available transmission capacity, transmission costs in the telecommunications industry historically have declined at a more rapid rate than prices. There can be no assurance that this cost trend will continue. Industry observers predict that, early in the next decade, telephone charges will no longer be based on the distance a call is carried. As a consequence, Econophone would experience a substantial reduction in its margins on international calls which, absent a significant increase in billable minutes of traffic carried or charges for additional services, would have a material adverse effect on Econophone's ability to pay principal of and interest on the Notes. See "Risk Factors--Risks Associated with Rapidly Changing Industry; Significant Price Declines" and "Business--Industry Overview."

    For prepaid cards, Econophone's revenues are reported net of selling discounts and commissions and upon usage rather than sale.


    Econophone's U.K. revenues were limited in 1996 and during the first six months of 1997 due to a restructuring of Econophone's U.K. sales and marketing arrangements resulting from a change in its distribution strategy. In September 1994, Econophone entered into a sales and marketing joint venture with EI in the United Kingdom. EI engaged in sales and marketing, while Econophone provided network support, billing and transmission services. Revenues attributable to sales by the joint venture were included in Econophone's consolidated revenues and customers of the joint venture were included as customers of Econophone. After deducting transmission expenses and direct selling expenses incurred by EI, Econophone was entitled to 50% of the net profits on sales by EI. In connection with Econophone's change in U.K. distribution strategy, Econophone's joint marketing arrangement with EI was modified on June 1, 1996, at which time EI effectively became a carrier customer. This arrangement subsequently was terminated during December 1996. Econophone's services now are sold in the United Kingdom primarily through Telco, a majority-owned subsidiary of Econophone. Telco began marketing efforts during the first quarter of 1997. During the first six months of 1997, Econophone's U.K. revenues, which primarily were generated by Telco, were $4.2 million. See "Business--Sales and Marketing."


    Econophone has had a competetive advantage in certain EU markets where it has not been required to charge VAT until recently. The European Union issued a derogation from the VAT Directive in March 1997. As a result of this derogation, EU member states, with effect from between January 1, 1997 and July 1, 1997, began to require telecommunications providers "established" outside of the EU to charge VAT on telecommunications services provided to EU customers, including residential customers (who cannot offset the VAT charged to them). The foregoing change in the VAT regulations may require Econophone to reduce the prices of its services offered to residential customers in one or more of its EU markets in order to remain competitive. See "Risk Factors--Risks Associated With Imposition of VAT."

    COST OF SERVICES

    Econophone's cost of services is composed of the costs associated with acquiring switched transmission and leased line capacity. Switched transmission capacity is acquired on a per-minute basis (with volume discounts) and is, therefore, a variable cost. Virtually all calls carried by Econophone must be originated or terminated over another carrier's facilities. Termination and origination charges on calls generally are paid by Econophone, although in continental Europe origination charges on calls utilizing local dial-up access are paid by Econophone's customers and do not constitute costs of Econophone. Leased transmission capacity is acquired on a fixed cost basis, generally involving monthly payments regardless of usage levels. Accordingly, once certain volume levels are reached, leased line capacity is more cost effective than switched transmission capacity. As Econophone's minutes of traffic carried have grown, Econophone has obtained better pricing on switched transmission capacity and from leased lines. The marginal cost of services also has decreased, independent of volume discounts, due to greater usage of owned transmission capacity, technological innovation and substantial available third-party transmission capacity.


    The cost of calls transmitted between Econophone's London and New York switches consists of leased line and IRU costs. Leased line and IRU costs, the latter of which are included in depreciation and amortization, involve only fixed costs and no per minute charges and are, therefore, more cost-effective means of transmitting traffic once certain volume levels are reached. Econophone has, over time, reduced the average costs of transmitting the London to New York portion of its calls by increasing its customer traffic. Econophone intends to acquire the five half-circuits on PTAT-1 and the one on Cantat-3 that correspond to its existing IRUs during the fourth quarter of 1997. As Econophone expands its customer base, it will require additional transmission capacity. Its actual infrastructure requirements will depend upon the capacity of the switches, nodes and points of presence installed by Econophone and the extent to which it utilizes compression technology to transmit calls. Based on current and anticipated availability of switching and compression equipment and owned and leased transmission capacity, Econophone believes that it will be able to meet its capacity requirements for the foreseeable future, although there can be no assurance that this will be the case. See "Business--Network Infrastructure--Transmission Capacity."


    Beginning in October 1997, Econophone will be required to pay a $.35 access charge to payphone operators for each call made using toll free access from a payphone in the United States. There can be no assurance that Econophone will be able to fully pass this cost on to its U.S. calling card and prepaid card customers or that doing so will not result in a loss of customers. Furthermore, larger carriers are likely to be able to negotiate lower payphone access charges than Econophone, which could result in lower pricing on card-based services in the United States accessed from payphones than that offered by Econophone. The FCC also has, subject to reconsideration, announced that it will impose charges on inter-exchange carriers, including Econophone, to support subsidies for telecommunications services for schools, libraries, rural health care centers and low income persons. Econophone does not expect these charges to be material to Econophone, although there can be no assurance that this will be the case. See "Risk Factors-- Regulatory Restrictions."

    SELLING EXPENSES

    Econophone has historically sold its services primarily through independent sales channels in both Europe and the United States. Selling expenses have, therefore, primarily consisted of commissions paid to agents and EI. To a lesser extent, Econophone also has incurred selling expenses arising out of advertising and promotion costs and sales by Econophone employees and expenses related to its customer service department.

    In the fourth quarter of 1996, Econophone began to establish its internal sales forces in Hamburg, London and Paris, and, in the first quarter of 1997, Econophone began to establish its internal sales force in Brussels. Beginning in the fourth quarter of 1996, Econophone also hired senior sales personnel in continental Europe. The establishment and expansion by Econophone of its internal sales forces and the hiring of senior sales personnel will increase significantly its selling expenses due to costs associated with operating and staffing sales offices. After an initial increase in these costs, Econophone expects them to decline as a percentage of its continental European revenues over time. Econophone will continue to utilize indirect channels of distribution in its European network cities, although these channels will be managed by its internal sales forces. See "Business--Sales and Marketing."

    In the United States, during 1997, Econophone hired senior sales personnel and sales managers for Baltimore, Connecticut, New Jersey and New York. Econophone also intends to hire sales managers for other U.S. markets in which it has or intends to establish a network presence. The addition of sales and marketing personnel will result in an increase in U.S. selling expenses. After an initial increase in advance of anticipated revenues, these costs are expected to decline as a percentage of U.S. revenues over time. See "Business--Sales and Marketing."

    GENERAL AND ADMINISTRATIVE EXPENSES

    During 1996, Econophone significantly increased the size of its management team and established new sales offices in London, Paris, Brussels and Hamburg, all of which resulted in an increase in general and administrative expenses. Econophone intends to establish additional sales offices in all of its network cities, which will further increase general and administrative expenses. General and administrative expenses will increase substantially as Econophone applies a portion of the proceeds from the Offering to expand its customer service, billing, financial reporting and other management information systems and network management systems and for organizational expenses related to entering additional markets. Such expenses will be incurred in advance of anticipated related revenues. After an initial increase in advance of anticipated revenues, such expenses are expected to decline as a percentage of revenues over time.

    FOREIGN CURRENCY EXPOSURE


    Econophone is exposed to fluctuations in foreign currencies relative to the U.S. dollar because Econophone bills in local currency, while transmission costs are largely incurred in U.S. dollars and interest expense on the Notes will be in U.S. dollars. For the years ended 1994, 1995 and 1996 and the first six months of 1997, approximately 66%, 60%, 40% and 37%, respectively, of Econophone's revenues were billed in currencies other than the U.S. dollar, consisting primarily of British pounds, Belgian francs and French francs. The effect of these fluctuations on Econophone's margins for the six months ended June 30, 1997 was $.5 million or 2.3% of gross margin. As Econophone expands its operations, a higher percentage of revenues is expected to be billed in currencies other than the U.S. dollar. Econophone from time to time uses foreign exchange contracts relating to its receivables to hedge foreign currency exposure and to control risks relating to currency fluctuations. Econophone does not use derivative financial instruments for speculative purposes and, at December 31, 1996 and August 31, 1997, Econophone had no open foreign currency hedging positions. As Econophone's operations in Europe expand, it intends to utilize hedging contracts to control risks relating to currency fluctuations. See "Risk Factors--Devaluation and Currency Risks."


    NEW ACCOUNTING PRONOUNCEMENTS

    Subsequent to December 31, 1996, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 128, "Earnings Per Share." This statement establishes standards for computing and presenting earnings per share ("EPS"), replacing the presentation of currently required primary EPS with a presentation of Basic EPS. For entities with complex capital structures, the statement requires the dual presentation of Basic EPS and Diluted EPS on the face of the statement of operations. Under this new standard, Basic EPS is computed based on weighted average shares outstanding and excludes any potential dilution. Diluted EPS reflects potential dilution from the exercise or conversion of securities into common stock or from other contracts to issue common stock and is similar to the currently-required fully diluted EPS. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods, and earlier application is not permitted. When adopted, Econophone will be required to restate its EPS data for all prior periods presented. The adoption of this statement is not expected to have a material effect on Econophone's financial statements.

RESULTS OF OPERATIONS


    The following table presents certain data concerning Econophone's results of operations for the years ended December 31, 1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997.


                                                                                              SIX MONTHS
                                                           YEARS ENDED DECEMBER 31,         ENDED JUNE 30,
                                                        -------------------------------  --------------------
                                                          1994       1995       1996       1996       1997
                                                        ---------  ---------  ---------  ---------  ---------

                                                                           (IN THOUSANDS)
Revenues..............................................  $   8,523  $  27,490  $  45,103  $  22,992  $  30,446
Cost of services......................................      5,540     19,735     35,369     16,333     24,012
Selling expenses......................................        549      3,934      5,821      4,101      3,979
General and administrative expenses...................      1,464      3,153      9,013      3,704      8,917
Depreciation and amortization.........................        168        389      1,127        394      1,136
Net income (loss).....................................        726        121     (6,389)    (1,607)    (7,825)



SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996



    REVENUES. Total revenues for the six months ended June 30, 1997 increased by 32% to $30.4 million on 104.6 million billable minutes of use from $23.0 million on 40.9 million billable minutes of use for the six months ended June 30, 1996. Growth in revenues during the six months ended June 30, 1997 primarily was attributable to additional minutes of use, particularly in the United States, offset in part by a substantial decline in prices. At June 30, 1997, Econophone had approximately 66,200 customer accounts compared to 35,200 customer accounts at June 30, 1996. The increase was primarily attributable to sales by VoiceNet, which were $8.0 million for the six months ended June 30, 1997 and which accounted for approximately 45,800 customer accounts at June 30, 1997. VoiceNet's relationship with Econophone is non-exclusive and can be terminated at will by either party.



    In the United Kingdom, revenues decreased to $4.2 million from $10.9 million as a result of the termination of Econophone's joint venture with EI, which had accounted for all of the U.K. revenue in the first half of 1996, in connection with Econophone's change in U.K. distribution strategy. This decrease partially was offset by revenues of $2.6 million during the first half of 1997 from international and domestic long distance and prepaid card services primarily attributable to Telco, as well as from carrier services. Average U.K. revenue per minute decreased from $.67 per minute during the six months ended June 30, 1996 to $.41 per minute during the six months ended June 30, 1997. This reduction was attributable to price decreases resulting from increased price competition, as well as lower prices being charged by Telco to its customers than by Econophone to its joint venture with EI.



    In continental Europe, revenues increased by 40% to $7.3 million from $5.2 million. This increase was attributable to an increase in prepaid card services, primarily in France. Belgian revenues remained flat due to increased price competition. As a result of the installation of a switch in Brussels and a node in Antwerp during the first quarter of 1997, Econophone believes that it will be able to more effectively compete in both of these markets. Average continental European revenue per minute decreased from $1.39 per minute during the six months ended June 30, 1996 to $1.09 per minute during the six months ended June 30, 1997. This decrease was due to Econophone's decision to price services more aggressively to gain market share, in anticipation of its network coming on line.



    In the United States, revenues grew by 174% to $18.9 million from $6.9 million. This increase was due principally to calling card revenues attributable to sales by VoiceNet, which were $8.0 million during the first half of 1997. VoiceNet began reselling Econophone's calling card services to end users during the second quarter of 1996. The remainder of the increase, $2.4 million, resulted from increases in sales of carrier services, and, to a lesser extent, international and domestic long distance and prepaid card services. Average U.S. revenue per minute decreased to $.22 per minute during the six months ended June 30, 1997 from $.33 per minute during the six months ended June 30, 1996. This reduction was due principally to a reduction in rates by Econophone in response to increased competition, pricing reductions by larger carriers and sales of a larger percentage of domestic long distance minutes, which are sold at lower rates than international minutes.



    During the first six months of 1997, Econophone experienced a customer turnover or "churn" rate of approximately 5%. To date, Econophone's revenues and margins have not been materially impacted by its "churn" rate.



    COST OF SERVICES. Cost of services increased to $24.0 million for the six months ended June 30, 1997 from $16.3 million for the six months ended June 30, 1996. As a percentage of revenues, cost of services increased to approximately 79% for the six months ended June 30, 1997 from approximately 71% for the six months ended June 30, 1996. This trend was primarily due to a shift from higher margin revenue attributable to EI to lower margin revenue attributable to Telco, and, to a lesser extent, an increase in U.S. carrier traffic. Average cost per minute for the six month period ended June 30, 1997 decreased to $.23 from $.40 for the six month period ended June 30, 1996.



    SELLING EXPENSES. Selling expenses increased to $4.0 million for the six months ended June 30, 1997 from $4.1 million for the six months ended June 30, 1996, and, as a percentage of revenue, were 13% for the six months ended June 30, 1997 and 18% for the six months ended June 30, 1996. For the six months ended June 30, 1997, selling expenses primarily consisted of $1.0 million in expenses associated with Econophone's sales offices in London, Brussels, Hamburg and Paris, which were opened after June 30,

1996, commissions totalling $2.0 million paid to independent sales representatives ($.1 million) and VoiceNet ($1.9 million), a reseller selling Econophone's U.S. calling card services to end users, and expenses ($.5 million) attributable to Econophone's customer service department, which has been substantially enlarged since June 30, 1996. For the six months ended June 30, 1996, selling expenses primarily consisted of expenses related to EI and commissions paid to independent sales agents.



    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $8.9 million for the six months ended June 30, 1997 from $3.7 million for the six months ended June 30, 1996, and, as a percentage of revenues, increased to 29% for the six months ended June 30, 1997 from 16% for the six months ended June 30, 1996. The increase in general and administrative expenses of $2.4 million was attributable primarily to payroll costs of additional management and staff in the areas of finance, network management and information systems at Econophone's New York, New York, Brooklyn, New York and College Station, Texas facilities.



    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased to $1.1 million for the six months ended June 30, 1997 from $.4 million for the six months ended June 30, 1996. This increase was substantially due to the depreciation expense associated with upgrades in Econophone's switch in New York and installation of multiplexing equipment in New York (totalling $.7 million) and London ($.2 million) and the depreciation of IRUs and other equipment ($.2 million).



    BAD DEBT WRITE-OFFS. Econophone had bad debt write-offs of $.7 million for the first six months of 1997, as compared to $.7 million for the first six months of 1996. To date, bad debt write-offs have not had a material effect on Econophone's revenues or margins.



    INTEREST EXPENSE. Econophone had $285,000 of interest expense during the first half of 1997, as compared to interest expense of $78,000 during the first half of 1996. Interest expense will increase substantially as a result of the Offering.



    NET LOSS. Econophone had a net loss of $7.8 million during the first half of 1997, compared to a net loss of $1.6 million during the first half of 1996. Net loss will increase substantially over the near term as Econophone incurs interest expense on the Notes and uses the proceeds of the Offering in advance of anticipated related revenues.


    1996 COMPARED TO 1995

    REVENUES.  Total revenues for 1996 increased by 64% to $45.1 million on
104.6 million billable minutes of use from $27.5 million on 47.9 million billable minutes of use for 1995. Growth in revenues during 1996 was generated primarily from an increase in minutes of traffic in existing markets, offset in part by declining prices. At December 31, 1996, Econophone had approximately 24,700 customer accounts, compared to approximately 26,400 customer accounts at December 31, 1995. The reduction in the number of customer accounts was attributable to the termination of Econophone's relationship with EI discussed below.

    In the United Kingdom, revenues grew 9% to $15.5 million. Econophone's U.K. revenues were limited in 1996 due to a restructuring of Econophone's U.K. sales and marketing arrangements resulting from a change in its distribution strategy. For the first five months of 1996, U.K. revenues increased substantially over the corresponding period in 1995. On June 1, 1996, Econophone effectively terminated its joint venture with EI, pursuant to which EI had the exclusive right to sell Econophone's services in the United Kingdom. In exchange for Econophone being granted the right to compete in the United Kingdom, Econophone forgave a net receivable of $2.0 million and agreed to sell transmission to EI at lower rates than transmission was sold to the joint venture, thereby substantially reducing revenues on U.K. sales during the second half of 1996 as compared to the corresponding period in 1995. Econophone ceased providing transmission services to EI during November 1996 due to payment delinquencies by EI and terminated its relationship with EI during December 1996. In connection with the termination, EI agreed to pay Econophone $2.2 million on an agreed upon payment schedule, substantially all of which has been paid. In addition, Econophone agreed not to solicit sales from customers of the joint venture, subject to certain permitted exceptions. See "Risk Factors--Dependence on Carrier and Other Principal Customers," and "Business--Sales and Marketing."

    During 1996, average U.K. revenue per minute was $.55, down from $.69 in 1995. This reduction was attributable to price decreases resulting from increased price competition, as well as the modification of Econophone's relationship with EI on June 1, 1996, which included a reduction in prices charged to EI as compared to the prices charged to Econophone's joint venture with EI.


    In continental Europe, revenues increased by 128% to $11.4 million. This increase was attributable primarily to growth in prepaid card services of $7.2 million due to full year sales and increased marketing and, to a lesser extent, growth in calling card services of $4.2 million. Average continental European revenue per minute was $1.37, up from $1.30 in 1995. This increase was principally due to an increase in higher priced prepaid card traffic.



    In the United States, Econophone's revenues grew 119% to $18.2 million, primarily as a result of substantial increases in sales of international and domestic long distance services of $7.8 million, prepaid card services of $2.6 million (which were introduced during the second half of 1995 and generated minimal revenue during such year) and carrier services of $5.9 million, as well as the introduction of calling card services of $1.9 million, which were sold primarily through VoiceNet. Average U.S. revenue per minute was $.27 in 1996, down from $.35 in 1995. This decrease was due principally to a reduction in rates resulting from increased price competition attributable to pricing reductions by larger carriers and sales of a larger percentage of domestic long distance minutes, which are sold at lower rates than international minutes.


    COST OF SERVICES. Cost of services increased to $35.4 million for 1996 from $19.7 million for 1995 and, as a percentage of revenues, increased to 78% for 1996 from 72% for 1995. The increase as a percentage of revenues was primarily due to the modification of Econophone's relationship with EI on June 1, 1996, pursuant to which Econophone agreed to charge a lower transmission rate to EI, thereby reducing margins on sales to EI. Average costs per minute for 1996 decreased to $.34 from $.41 for 1995. This decrease was attributable to volume discounts resulting from the higher volume of traffic carried and general price reductions on transmission capacity.

    SELLING EXPENSES. Selling expenses increased to $5.8 million for 1996 from $3.9 million for 1995, and, as a percentage of revenues, decreased to 13% in 1996 from 14% in 1995. These expenses consisted primarily of expenses related to EI and commissions paid to independent sales agents.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $9.0 million for 1996 from $3.2 million for 1995, and, as percentage of revenues, increased to 20% in 1996 from 11% in 1995, respectively. This increase was primarily due to increases in the size of Econophone's customer service department and, starting in August 1996, a substantial increase in Econophone's management and staff in the areas of finance, network management and information systems at its New York, New York, Brooklyn, New York and College Station, Texas facilities, and the establishment of sales offices in London during the second quarter of 1996 and in Paris, Brussels and Hamburg during the third quarter of 1996.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased to $1.1 million for 1996 from $.4 million for 1995. This increase was substantially due to the depreciation expense associated with upgrades in Econophone's switch in New York and installation of multiplexing equipment in New York and London.


    BAD DEBT WRITE-OFFS. Econophone had bad debt write-offs of $.2 million during 1996, compared to bad debt write-offs of $.2 million during 1995.

    1995 COMPARED TO 1994

    REVENUES. Total revenues for 1995 increased to $27.5 million on 47.9 million billable minutes of use from $8.5 million on 12.2 million billable minutes of use for 1994. Growth in revenues during 1995 was generated primarily from an increase in minutes of traffic in existing markets and the introduction of prepaid card services. At December 31, 1995, Econophone had approximately 26,400 customer accounts, compared to approximately 8,100 customer accounts at December 31, 1994.

    In the United Kingdom, revenues grew to $14.2 million from $3.1 million primarily as a result of increased sales of calling card services by EI, which began operations during September 1994, as well as the initiation of prepaid card services by EI. During both 1995 and 1994, average U.K. revenue per minute was $.69.

    In continental Europe, revenues increased to $5.0 million from $2.7 million. This increase was attributable to increases in calling card sales and the introduction of prepaid card services, in each case primarily in Belgium. During 1995, average continental European revenue per minute was $1.30, down from $1.36 in 1994. This decrease was due to a permanent price reduction by Econophone in Belgium in response to a large rate reduction by the local PTO.

    In the United States, revenues grew to $8.3 million from $2.7 million. This growth was attributable to substantial increases in sales of international and domestic long distance services and carrier services. During 1995, average U.S. revenue per minute was $.35, down from $.48 in 1994. This decrease was principally due to increased carrier traffic which has lower revenue per minute than other traffic.

    COST OF SERVICES. Cost of services increased to $19.7 million for 1995 from $5.5 million for 1994, and, as a percentage of revenues, increased to 72% for 1995 from 65% for 1994. This trend was primarily due to changes in geographic and service revenue mix. Average cost per minute for 1995 decreased to $.41 from $.45 for 1994.

    SELLING EXPENSES. Selling expenses increased to $3.9 million for 1995 from $.5 million for 1994 and, as a percentage of revenues, increased to 14% in 1995 from 6% in 1994. These expenses principally consisted of commissions paid to independent sales representatives and EI and the increase was attributable to a higher rate of commission paid on sales by EI than on other sales.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $3.2 million for 1995 from $1.5 million for 1994 and, as a percentage of revenues, decreased to 11% from 17% for 1995 and 1994, respectively. This decrease was due to significant growth in revenues during 1995.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased to $.4 million for 1995 from $.2 million for 1994. This increase was due to the depreciation expense associated with upgrades in Econophone's New York switch and multiplexing equipment and the depreciation of IRUs between New York and London.


    BAD DEBT WRITE-OFFS. Econophone had bad debt write-offs of $.2 million during 1995, compared to bad debt write-offs of $.2 million in 1994.


LIQUIDITY AND CAPITAL RESOURCES


    At August 31, 1997, Econophone had approximately $78.0 million in cash and cash equivalents, excluding the Pledged Securities but including unused net proceeds of the Offering, which are invested in short term, interest-bearing, investment grade securites. Econophone's net cash used by operating activities was $7.7 million for the six months ended June 30, 1997, primarily due to a net loss of $7.8 million and an increase in accounts receivable of $4.8 million, offset by an increase in accounts payable of $4.9 million and depreciation and amortization of $1.1 million. Cash used for investing in property and equipment of $3.3 million for the six months ended June 30, 1997 was primarily attributable to the implementation and expansion of Econophone's European network. Cash provided by financing activities of $5.3 million was related to cash received from the sale of the Bridge Notes of $7.0 million, and debt incurred to finance capital expenditures of $.1 million offset by regular monthly payments totalling $.1 million and certain accelerated payments on existing debt totalling $1.7 million.


    Econophone's net cash used by operating activities was $6.0 million for 1996 and net cash provided by operating activities was $2.0 million and $.5 million for 1995 and 1994, respectively. Negative cash flow from operating activities in 1996 primarily was attributable to an operating loss of $6.4 million for such year. Cash used for investing in property and equipment was $4.2 million, $1.2 million and $.7 million for 1996, 1995 and 1994, respectively. Such property and equipment was primarily utilized in connection with the implementation and expansion of Econophone's network. Cash provided by financing activities was $16.4 million in 1996, primarily reflecting net cash proceeds of $13.1 million from the sale of Series A Preferred Stock to Princes Gate, an affiliate of Morgan Stanley, net borrowings of $3.6 million less shareholder distributions, in order to pay income taxes with respect to the period in which Econophone was a sub-Chapter S corporation, of $.2 million. Cash used in financing activities was $.8 million in 1995, reflecting net debt repayments of $.3 million and shareholder distributions, in order to pay income taxes with respect to the period in which Econophone was a sub-Chapter S corporation, of $.5 million. Cash provided by financing activities was $.3 million in 1994 and was attributable to net borrowings.


    Econophone expects capital expenditures during 1997 to be approximately $14.0 million, of which $5.8 million was expended during the first half of 1997. Capital expenditures for 1997 relate primarily to the further implementation and expansion of Econophone's network, including the upgrade of Econophone's New York switch and the purchase of switches or nodes for Amsterdam, Antwerp, Athens, Berlin, Brussels, Hamburg, London, Paris and Zurich, the purchase of additional transatlantic IRUs and the expansion of Econophone's back-office capabilities, including its management information and network management systems. Econophone intends to fund its capital expenditures for the foreseeable future with the proceeds of the Offering and, to the extent available on attractive terms, vendor financing. Econophone expects to continue to make significant capital expenditures in future years as it continues to expand the geographic scope of its services in Europe and the United States and to increase its network capabilities and network infrastructure. Econophone's actual capital expenditures and cash requirements will depend on numerous factors, including the nature of future expansion, economic conditions, competition, regulatory developments and the ability to incur debt and make capital expenditures under the Indenture, the NTFC Agreement and the terms of the Series A Preferred Stock.


    From its inception until November 1996, Econophone relied primarily on founders' capital, equipment financing and internally generated funds to finance its operations and growth. From November 1996 until the consummation of the Offering, Econophone had three primary sources of funding: (i) Princes Gate;
(ii) NTFC; and (iii) the Note Purchase Agreement.


    On November 1, 1996, Princes Gate purchased 140,000 shares of Series A Preferred Stock for $14.0 million, less certain fees, resulting in net proceeds to Econophone of $13.1 million. As of September 1, 1997, the shares of Series A Preferred Stock purchased by Princes Gate were convertible into shares of Common Stock representing approximately 14.6% of the Common Stock of Econophone on an as converted basis (without giving effect to the issuance or exercise of the Warrants or any options issued by Econophone). The proceeds of the issuance to Princes Gate were used to fund the expansion of Econophone's network, the implementation of its marketing strategy and operations generally, including operating losses. See "Certain Transactions--Investment by Princes Gate" and "Certain Transactions-- Investment by Princes Gate--Series A Preferred Stock."



    On May 28, 1996, Econophone entered into a credit facility with NTFC, which was increased on March 27, 1997 pursuant to the NTFC Agreement, permitting Econophone to borrow up to $5.0 million to purchase equipment and to pay certain other related expenses. As of August 31, 1997, $4.2 million, some of which has been repaid, has been drawn down under two tranches of the facility to purchase equipment and to pay certain other related expenses. These tranches are to be paid in 60 equal monthly installments and mature between July 1, 2001 and April 1, 2002 at an interest rate equal to the 90-day commercial paper rate plus 395 basis points, which will be adjusted quarterly. As of August 31, 1997, $4.2 million of indebtedness was outstanding under the NTFC Agreement at an interest rate of 5.63%. All of the equipment purchased using borrowings from NTFC has been pledged to NTFC to secure such borrowings. See "Description of Certain Indebtedness--NTFC Vendor Financing."


    On April 24, 1997, Econophone entered into the Note Purchase Agreement with Morgan Stanley Group, pursuant to which Morgan Stanley Group agreed to purchase from Econophone up to $15,000,000 of Bridge Notes. At such time, Econophone paid to Morgan Stanley Group a commitment fee of $225,000 and agreed to pay a further fee of 2% of the principal amount of each issuance after the aggregate principal amount of Bridge Notes issued exceeded $5.0 million. A total of $7.0 million of Bridge Notes were issued under the Note Purchase Agreement. The net proceeds from the Bridge Notes purchased by Econophone were $6.6 million and were used to fund equipment and other capital expenditures and operations. Immediately following the consummation of the Offering, all of the outstanding Bridge Notes were redeemed and all accrued interest thereon was paid. Econophone is not entitled to place any additional Bridge Notes under the Note Purchase Agreement and the facility represented by the Note Purchase Agreement has terminated. See "Certain Transactions--Bridge Funding by Morgan Stanley Group."

    On July 1, 1997, Econophone consummated the Offering. In connection with the Offering, Econophone issued $155.0 million in aggregate principal amount of Original Notes and Warrants to purchase in the aggregate 1,265,885 shares of Common Stock. The net proceeds of the Offering were approximately $148.1 million. Of this amount, approximately $57.4 million was used to purchase the Pledged Securities, which will be used to make the first six scheduled interest payments on the Notes. The net proceeds of the Offering are expected to be used as set forth under "Use of Proceeds."

    The net proceeds from the Offering are expected to fund Econophone's planned expansion and operating losses until it generates positive cash flow; however, this is a forward-looking statement and there can be no assurance in this regard. The ability of Econophone to generate more than insignificant positive cash flow, which is not expected to occur prior to 1999, and to meet its debt service obligations will be subject to Econophone's successful implementation of its operating strategy, as well as to financial, competitive, business, regulatory and other factors beyond Econophone's control. If Econophone is unable to generate cash flow from operations that, together with its restricted cash, is sufficient to meet its debt service requirements, it may be required to refinance all or a portion of its indebtedness or raise additional capital. There can be no assurance that any such refinancing would be possible on terms that would be acceptable to Econophone or that any additional financing could be obtained. See "Risk Factors--High Leverage; Future Losses and Negative Cash Flow."


    See "Certain Indebtedness" for a description of certain other outstanding indebtedness of Econophone. Econophone's scheduled principal and interest payments in respect of such other indebtedness during the last six months of 1997 and during 1998 are $1.5 million and $1.9 million, respectively.

                                    BUSINESS

    Econophone is a switch-based provider of long distance telecommunications services in certain major U.S. and western European markets. Econophone's customer base consists primarily of small- and medium-sized businesses, residential customers and other telecommunications carriers, with a focus on customers with significant international calling needs. In the United States and the United Kingdom, Econophone provides principally international and domestic long distance, calling card, prepaid and carrier services. In continental Europe, Econophone provides principally international long distance, calling card and prepaid services.

    Econophone is a New York corporation. Econophone was originally formed in 1992 under the name of "Switchtel Communications Corp." In 1992 it changed its name to "Econophone, Inc." Its principal executive offices are located at 45 Broadway, New York, New York 10006. Its main telephone number is (212) 444-6991.

INDUSTRY OVERVIEW

    International telecommunications is one of the fastest growing segments of the long distance industry, having experienced a compounded growth in total minutes of 14% per annum from 1989 to 1995. Forecasts by the International Telecommunications Union (the "ITU"), a worldwide telecommunications organization under the auspices of the United Nations, project this growth to continue at approximately 12% per annum through the year 2000. Based on this estimate, worldwide international long distance traffic is projected to increase from approximately 60 billion minutes in 1995 to over 100 billion minutes by the year 2000. The market for these services is highly concentrated in more developed countries, with approximately 43% and 26% of 1995 worldwide international long distance traffic originating in Europe and the United States, respectively.

    The international telecommunications industry has been undergoing regulatory liberalization generally, which has resulted in increased competition, lower prices and increased demand for telecommunications services worldwide. Liberalization has coincided with the construction of additional infrastructure and technological innovation in the telecommunications industry. Fiber optic cable, which has widely replaced wire lines for the transmission of the long distance portion of calls, improvements in computer software and digital compression technology have dramatically increased the capacity, speed and flexibility of telephone lines and have substantially eliminated capacity constraints as a technical barrier to entry for new international telephone companies. Liberalization of the regulation of telecommunications services and technological developments have also resulted in the broadening of service offerings, including advanced and enhanced services such as voicemail, faxmail and electronic mail, itemized billing, calling cards and intranet and Internet services. Also as a result of these trends, the marginal transmission costs per minute of an international call have decreased substantially and at a more rapid rate than the decline in prices to customers.

    CONTINENTAL EUROPEAN INTERNATIONAL LONG DISTANCE MARKET

    The continental European international long distance market is the largest in the world, generating approximately 22 billion minutes or 36% of international calling volume originating in continental Europe in 1995. The continental European PTOs generally have had monopolies on providing telephone services from their respective countries, making the price of international telephone calls from continental Europe much higher than comparable calls initiated from the United States or the United Kingdom. Furthermore, customers in many continental European markets have generally not been able to obtain value-added features that are readily available in the United States, such as touch tone dialing, voice mail and other enhanced services. Regulatory liberalization, together with significant advances in technology that have decreased the cost of providing services and allowed the provision of sophisticated value-added features, is facilitating competition with European PTOs by emerging telecommunications service providers.

    Econophone believes that the regulatory liberalization currently underway in many countries in continental Europe could lead to market developments similar to those that occurred in the United States and the United Kingdom upon regulatory liberalization of long distance telecommunications services in those countries. Regulatory liberalization in the United States and the United Kingdom has resulted in an increase in call traffic and the emergence of multiple new telecommunications service providers of varying sizes. In addition, significant reductions in prices, particularly for domestic long distance calls, as well as improvements in both the services offered and the level of overall responsiveness to customers, have occurred. Although pricing has become competitive in both the United States and the United Kingdom, marginal costs have declined significantly. There can be no assurance, however, that the continental European experience will mirror those in the United States or the United Kingdom or that competitive and other factors will not adversely impact profitability of companies in the industry.

    UNITED KINGDOM LONG DISTANCE MARKET

    Since 1991, the U.K. government has sought to encourage increased competition in telecommunications services, including international telecommunications services. The price of international calls made from the United Kingdom has decreased significantly since 1991 due to increased competition and the downward pressure exerted on British Telecom's prices by Oftel. As a consequence of these actions, the United Kingdom now has a dynamic telecommunications market, with over 150 public telecommunications operators licensed to operate in the U.K. market.

    The interconnection regime in the United Kingdom provides operators with the ability to obtain cost based, non-discriminatory charges for interconnection services. Oftel regulates the interconnection charges charged to other operators by British Telecom and other PTOs. Oftel also has the power to intervene and determine charges and other terms if an operator believes that it is not being offered fair pricing. Oftel has stated that the category of companies that qualify for interconnection services consist of those network operators that are making a significant contribution to infrastructure competition by installing transmission capacity or any international simple resale operator making a significant contribution to competition in the international market. Econophone believes it qualifies as one of the latter.

    In August 1996, the U.K. government opened up to competition the provision of international facilities-based services, which until then only British Telecom and Mercury had been authorized to provide. Econophone was awarded an international facilities based license (an "IFL") during the second quarter of 1997, which enables Econophone to provide international services over its own international facilities. As a result of acquiring an IFL, Econophone intends to acquire the six half-circuits on PTAT-1 and Cantat-3 that correspond to those owned by Econophone during the fourth quarter of 1997. See "-- Network Infrastructure--Transmission Capacity."

    The United Kingdom is the favored hub for international traffic originating in continental Europe due to the availability of relatively inexpensive transmission capacity to and from the United Kingdom. This preference is expected to continue as rates for international services are further reduced as a result of additional competition.

    UNITED STATES LONG DISTANCE MARKET

    Approximately 15.9 billion minutes or 26% of global international calling volume originated in the United States in 1995. According to estimates by the FCC, the industry is large and has grown consistently, with aggregate U.S.-originated international long distance telephone traffic rising from approximately 6.8 billion minutes in 1989 to approximately 15.9 billion minutes in 1995, a compound annual growth rate of approximately 15%. The growth of the U.S.-originated international long distance market was initially attributable to regulatory liberalization and the decrease in prices that accompanied the onset of competition. Regulatory liberalization and the resulting competition also have led to improvements in service offerings and customer service.

    The profitability of the U.S.-originated international long distance market is principally driven by the difference between billed revenues and settlement rates (i.e., the rates paid to other carriers to terminate an international call). Increased competition arising from regulatory liberalization and pressure arising from increased global trade have brought about reductions in settlement rates and end-user prices, reducing termination costs for U.S. based carriers. Based on FCC data for the period 1989 through 1995, per minute settlement payments by U.S. based carriers to foreign PTOs fell 30%, from $.70 per minute to $.49 per minute. However, over this same period, per minute international billed revenues fell only 13%, from $1.02 in 1989 to $.89 in 1995. As a result, gross profit per outbound international minute (before local access charges) grew from $.32 in 1989 to $.40 in 1995, a 28% increase. Econophone believes that international long distance will continue to provide substantial gross profit per minute, although there can be no assurance in this regard and some industry observers have predicted otherwise. See "Risk Factors-- Risks Associated with Rapidly Changing Industry; Significant Price Declines."


    Although Econophone focuses on the international telecommunications market, it also provides domestic long distance services to many of its customers and, as part of its strategy, is increasing its U.S. domestic long distance business. Although the domestic market is much larger than the U.S.-originated international long distance market, the profit per minute of use for international traffic has generally been higher than for domestic traffic.

STRATEGY

    Econophone's strategy is to expand into additional geographic markets in western Europe and the United States, with a focus on markets that generate substantial international calling traffic, add customers in its existing markets and deliver an expanded portfolio of features and services to its customers. Econophone intends to implement its strategy by continuing to expand its network, broadening its sales and marketing efforts and developing and introducing innovative services and features. Over time, Econophone expects its European markets to contribute an increasing percentage of its revenues.

    - EXPAND INTO NEW MARKETS. Econophone recently has installed switches in Brussels, London and Paris and nodes in Antwerp and Hamburg and intends to install nodes in Amsterdam, Athens, Berlin and Zurich during the remainder of 1997. Each of these cities will be connected by leased line or IRU to another Econophone network city. Econophone has or will establish internal sales forces and retain independent sales representatives in each of these cities. Econophone intends to enter additional markets in western Europe and the United States as market and regulatory conditions warrant. See "--The Econophone Network--European Expansion," "--The Econophone Network--U.S. Expansion" and "--Regulation."

    - ADD CUSTOMERS IN EXISTING MARKETS. To date, Econophone primarily has sold its services through independent sales representatives, who have not been supported or supplemented by a significant internal sales force. Since the fourth quarter of 1996, Econophone has begun to establish internal sales forces in its network cities, substantially increase its number of independent sales representatives and hire senior sales personnel. Under Econophone's marketing strategy, its internal sales forces generally provide support to independent sales representatives and concentrate on sales to small- and medium-sized businesses and to other carriers, while independent sales representatives generally concentrate on residential sales. Econophone's internal sales forces also make local advertising decisions and enhance Econophone's local presence. Econophone believes that local internal sales forces will substantially enhance market acceptance of the Econophone brand and improve the performance of its independent sales representatives. See "--Sales and Marketing."

    - CONTINUE TO DEVELOP AND INTRODUCE INNOVATIVE SERVICES AND FEATURES. Econophone's software development group designs value-added features and integrates these features into Econophone's services and network. During 1997, Econophone plans to introduce voice mail, conference calling, the ability to access account information via the Internet and "E-Gram," an enhanced e-mail service. See "--Services--Value-added Features."

SERVICES

    The following table summarizes Econophone's current service offerings by principal geographic market:

                                                                               GEOGRAPHIC MARKET
                                                               -------------------------------------------------
                                                                   UNITED          CONTINENTAL        UNITED
                                                                   KINGDOM          EUROPE(1)         STATES
                                                               ---------------  -----------------     ------
International Long Distance..................................             x                 x                x
Domestic Long Distance.......................................             x                                  x
Calling Card Services........................................             x                 x                x
Prepaid Services.............................................             x                 x                x
Carrier Services.............................................             x                                  x

------------------------

(1) Consists of selected cities in Belgium, France, Germany, Greece and The Netherlands. Not all services listed are provided in all continental European markets.

    INTERNATIONAL AND DOMESTIC LONG DISTANCE SERVICE

    "International and domestic long distance service" is service that is accessed from the customer's billing location using "1xxx" access in the United Kingdom, "1+" access in the United States or local dial-up access in continental Europe. Econophone's international and domestic long distance service generally enables customers to call to any destination. However, in continental Europe, due to regulatory restrictions, to a lesser extent, Econophone also intends to market this service as a virtual private network or "closed user group" service, which provides customers with calling to a preprogrammed group of locations. Virtual private network customers are able to access the local Econophone switch or node and any destination in their preprogrammed calling group using abbreviated dialing codes. See "--Network Infrastructure--Access Methods."


    Econophone introduced international and domestic long distance service using "lxxx" access in the United Kingdom in the third quarter of 1996, although it did not begin aggressively marketing these services until 1997. These services accounted for $100,000 (less than 1%) of Econophone's total revenues in 1996 and $1.4 million or 5% of total revenues during the first six months of 1997, although Econophone also generated U.K. revenues during the same periods from international and domestic long distance calls using calling cards. In 1996, international and domestic long distance service in the United States accounted for $7.7 million or 17% of Econophone's revenues. During the first six months of 1997, these services accounted for $4.3 million or 14% of Econophone's revenues. Econophone began offering international long distance service in continental Europe at the end of the first quarter of 1997, and such services accounted for less than $100,000 (less than 1%) of Econophone's total revenues during the first six months of 1997.


    UNITED KINGDOM. Econophone has provided international and domestic long distance service in the London area since the third quarter of 1996. Since April 1997, Econophone has been able to provide this service on a U.K.-wide basis and is in the process of introducing this service in selected additional U.K. markets. Prior to that time, Econophone was able to provide U.K. international and domestic long distance service only in London. See "--The Econophone Network--European Expansion" and "--Network Infrastructure."


    CONTINENTAL EUROPE. Econophone has offered international long distance service to customers in Athens since 1996, to customers in Hamburg since February 1997 and to customers in Antwerp, Brussels and Paris since March 1997. Econophone also intends to introduce international long distance service in Amsterdam, Berlin and Zurich during 1997. Due to regulatory restrictions, Econophone does not presently offer domestic long distance service in continental Europe and, at present, Econophone cannot offer intra-European international long distance service other than from its network cities on a cost efficient basis. In addition, until January 1, 1998, in France, applicable regulations prohibit Econophone and other private service providers from providing unrestricted international long distance service utilizing local dial-up access. However, prior to that time, Econophone may use its Paris switch to collect virtual private network traffic. In France, Econophone also may continue to provide card-based services utilizing international toll free access. See "--Regulation--France."

    UNITED STATES. Econophone has offered international and domestic long distance service in the New York metropolitan area since March 1994 and began to offer these services in Baltimore, Connecticut, New Jersey, Philadelphia and Washington, D.C. during the first quarter of 1997. Econophone intends to introduce these services in certain other geographic areas (primarily cities) that generate substantial international long distance calling traffic. See "--The Econophone Network--U.S. Expansion."

    CALLING CARD SERVICES

    In continental Europe, Econophone believes that a substantial portion of its calling card customers use Econophone's service from their home or office as an alternative to the PTO for international calls. In contrast, in the United Kingdom and the United States, Econophone's calling cards are sold to customers who use its calling card service for convenience when traveling. Over time, in each of its continental European network cities, Econophone intends to migrate its home- and office-based calling card customers to its international long distance service. Its calling card service will continue to be offered in continental Europe as a premium travel service.

    Econophone's calling card customers are issued an identification or "PIN" number that permits them to access Econophone's network. Econophone's calling card services are sold in both Europe and the United States and can be used in over 40 countries.

    In the United Kingdom and the United States, Econophone's calling card service is accessed by dialing a national toll free number. From other countries, calling card customers access Econophone's services by dialing an international toll free number.

    Econophone offers calling card customers in the United Kingdom and the United States competitive rates on calls to domestic and international locations. In continental Europe, Econophone offers calling card customers competitive rates on intercontinental card-based calls. Due to the high costs resulting from international toll free access, which involves the transmission of calls to Econophone's New York or London switch, and subsequent transmission of calls back to continental Europe, Econophone is unable to offer competitive rates on intra-European calls made by calling card customers. See "--The Econophone Network."


    In 1996, calling card service in the United Kingdom, continental Europe and the United States accounted for $8.9 million, $4.2 million and $1.9 million, or 20%, 9% and 4%, of Econophone's revenues, respectively. During the first six months of 1997, calling card service in the United Kingdom, continental Europe and the United States accounted for $.3 million, $2.0 million and $8.0 million, or 1%, 6% and 26%, of Econophone's revenues, respectively. Substantially all of Econophone's U.S. calling card sales currently are attributable to VoiceNet, a reseller of Econophone's calling card services. See "Risk Factors-- Dependence on Carriers and Other Principal Customers."


    PREPAID SERVICES

    Econophone's prepaid card service is a pre-paid version of its calling card. Econophone's prepaid card has similar features and is used in the same manner as its calling card. Econophone's prepaid card generally can be used from the United Kingdom, the United States, Belgium, Canada, Germany, France, Israel, The Netherlands, and Switzerland, although it also sells prepaid cards that can be used only from the country in which they are sold. Econophone believes that it is an early entrant into the market for prepaid services in continental Europe.


    In 1996, prepaid card services in the United Kingdom, continental Europe and the United States accounted for $1.0 million, $7.2 million and $2.6 million, or 2%, 16% and 6%, of Econophone's revenues, respectively. During the first six months of 1997, prepaid card services in the United Kingdom, continental Europe and the United States accounted for $.9 million, $5.6 million and $1.7 million, or 3%, 18% and 6%, of Econophone's revenues, respectively.


    Econophone's software development group has developed a new prepaid service called "Debit Phone," which currently is in testing and is expected to be introduced by the end of 1997. Debit Phone will allow customers in the United Kingdom and the United States to access Econophone's services from their homes on a prepaid basis utilizing "1xxx" or "1+" access. When the customer makes a domestic or international long distance call, Econophone's switch automatically will recognize the customer's telephone number and deduct the cost of the call from the customer's prepaid account balance. Debit Phone customers will be able to replenish their balances on line by credit card or by purchasing vouchers. Customers also will be able to access their balance by phone using voice prompts. Econophone believes that this service will enable it to broaden its addressable market by appealing to cost-conscious callers.

    CARRIER SERVICES

    In both the United Kingdom and the United States, Econophone resells transmission capacity to carrier customers who use the transmission capacity to service their end-user customers.

    Carrier services are sold at substantially lower margins than Econophone's other services. However, because carrier customers purchase transmission capacity in bulk, these services allow Econophone to increase the amount of transmission capacity that it purchases, enabling it to obtain volume discounts on transmission capacity from its vendors and, therefore, generate higher margins and/or offer better pricing on its other services. In addition, the sale of transmission capacity on Econophone's IRUs and leased lines allows Econophone to generate additional revenues on transmission lines operating at less than full capacity without incurring significant marginal costs.

    Carrier customers frequently change vendors based on small differences in price and certain carrier customers have subjected and could in the future subject Econophone to credit risks. Econophone ceased providing transmission services to EI as a result of disputes following payment delinquencies by the latter. Among other things, the parties agreed to restructure EI's payment terms. Substantially all amounts due to Econophone by EI pursuant to the terms of the restructing have been paid. See "Risk Factors-- Dependence on Carrier and Other Principal Customers" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    In 1996, sales of transmission capacity to carrier customers in the United Kingdom and the United States accounted for $5.5 million and $6.0 million, or 12% and 13%, of Econophone's revenues, respectively, or 25% of total revenues. During the first six months of 1997, these sales in the United Kingdom and the United States accounted for $1.2 million and $5.0 million, or 4% and 16%, of Econophone's revenues, respectively, or 20% of total revenues.



    In January 1997, Econophone entered into an agreement (the "UniqueAir Agreement"), with UniqueAir Limited, one of the largest independent cellular service providers in the United Kingdom. Pursuant to the UniqueAir Agreement, Econophone will provide international transmission services for a portion of UniqueAir's international calls. The interconnection between Econophone and UniqueAir is in testing and Econophone has been providing transmission services to UniqueAir since the third quarter of 1997. The UniqueAir Agreement also contemplates that Econophone may provide international and domestic long distance and calling card service to UniqueAir's customers. The UniqueAir Agreement is not exclusive and is terminable by either party on six months' prior notice.

    OTHER SERVICES

    TOLL FREE SERVICE. Econophone provides domestic toll free service (i.e., "800" or "888" service) to customers in the United States and the United Kingdom. This service is targeted at customers who have a substantial number of incoming domestic long distance calls, such as mail order companies. Customers of Econophone's toll free service are assigned a toll free number. Calls to the toll free number are routed to an Econophone switch. From there, the call is transmitted to the customer's location in the same manner as other calls routed through the switch.

    DEDICATED ACCESS SERVICE. Customers using this service lease a transmission line that connects the customer's business directly to an Econophone switch or node. By leasing a direct line, the customer avoids local access charges and can reduce its cost of services. This service is marketed to high volume customers. Econophone presently offers dedicated access service in the United States and intends to introduce dedicated access service in the United Kingdom and in its continental European network cities during 1997.


    During 1996 and the first six months of 1997, sales of toll free and dedicated access service accounted for an insignificant amount of Econophone's revenues. In its markets other than Athens, where Econophone intends to primarily offer dedicated access service, Econophone expects that revenues from these services will represent a relatively small portion of its revenues.


    VALUE-ADDED FEATURES

    Econophone's software development group designs value-added features and integrates these features into Econophone's services and network. Econophone provides customers with value-added features such as speed dialing, redial and multi-lingual voice prompts. In addition, Econophone's customers can obtain detailed billing information, which is particularly important for business users, including breakdowns of usage by account code and department. Customers also are able to obtain pricing and certain other information via the Internet. Callers in many European markets are not able to obtain these value-added features from their PTO.

    Econophone intends to continue to introduce new value-added features. For example, during 1997, Econophone intends to introduce voicemail, conference calling capability and the ability to access account information via the Internet. Econophone believes that its emphasis on technological innovation and quality is one of its principal competitive strengths.

    In addition, during 1997, Econophone intends to introduce "E-Gram," an enhanced e-mail service. E-Gram is expected to enable customers with Econophone e-mail accounts to have a computer synthesized voice read them their e-mail. E-Gram also is expected to enable customers to instruct the e-mail system to fax them one or more pieces of e-mail, to save the e-mail for faxing at a later time or to fax e-mail messages to third parties. Econophone believes that these features will be particularly attractive to business travelers and will enhance its ability to attract small- and medium-sized business customers. E-Gram is being developed by E-Gram Corporation, 100% of the capital stock of which currently is owned by Alfred West, the Chief Executive Officer and President of Econophone. E-Gram will be licensed by Econophone on a non-exclusive basis from E-Gram Corporation. Upon the commercialization of E-Gram Corporation's technology, Mr. West has agreed to transfer 10% of the stock of E-Gram corporation to Princes Gate. See "Certain Transactions--E-Gram."

THE ECONOPHONE NETWORK

    Econophone's network consists of (i) carrier grade Northern Telecom switches in New York, London, Brussels and Paris, (ii) nodes in Antwerp and Hamburg,
(iii) points of presence in Baltimore, Connecticut, New Jersey, Philadelphia and Washington, D.C., (iv) IRUs and leased trans-Atlantic telecommunications lines and (v) leased lines in Europe and the United States. A key element in Econophone's growth strategy is the continued build-out of its network in Europe and the United States. As Econophone expands its network, it expects to be able to provide service on an increasingly cost effective basis to a greater number of customers. See "Risk Factors--Implementation of Expansion Plans" and "Business--Strategy."

    Econophone's network is designed to enable it to provide competitively priced service from its network cities by reducing its total transmission costs (i.e., the sum of its variable and fixed transmission costs) on calls originating from these cities. Econophone's network enables it to reduce its variable transmission costs because, among other things, (i) Econophone does not incur any significant marginal costs for calls carried over its IRUs or leased lines, (ii) calls routed by Econophone's switches can be delivered on a "least cost" basis and (iii) in markets with switches, nodes or points of presence, customers use local access instead of more expensive toll free access.

    The fixed costs associated with Econophone's network relate principally to switching equipment, leased lines and IRUs, rental charges, local connectivity and facility/network management. Once sufficient traffic levels are attained, Econophone's total costs of carrying calls are expected to decline as a percentage of revenue, although there can be no assurance in this regard, particularly given continuing signficant price reductions. See "Risk Factors--Implementation of Expansion Plans," "Risk Factors--Competition" and "Risk Factors--Risks Associated with Rapidly Changing Industry; Significant Price Declines."

    EUROPEAN EXPANSION

    Econophone is expanding its network to include additional switches or nodes in selected continental European cities. During the first quarter of 1997, Econophone installed switches in Brussels and Paris that are connected to its New York and London switches by leased line. Econophone also installed nodes in Antwerp and Hamburg that are connected to the Brussels and London switches by leased line. The node in Hamburg began collecting traffic during February 1997 and the switches in Brussels and Paris and the node in Antwerp begun collecting traffic during March 1997. During the first quarter of 1997, Econophone installed its own switch in London, which became operational during the second quarter of 1997. Prior to that time, Econophone had leased a portion of Colt's London switch. Nodes in Amsterdam, Athens, Berlin and Zurich also are expected to be installed and become operational during 1997. The nodes in Amsterdam, Athens and Zurich will be connected to Econophone's London switch by leased line. The Berlin node will be connected to the Hamburg node by leased line. Further European expansion plans provide for switches and nodes to be added in additional cities. See "--Strategy."

    In addition to increasing its addressable market, the expansion of Econophone's network into continental Europe enables it to provide intra-European international long distance service from continental European cities with a switch or node on a cost-competitive basis. Prior to establishing its network in continental Europe, Econophone was not able to transmit intra-European international long distance calls on a cost-competitive basis because of the high cost of transmitting those calls to its New York or London switch using international toll free access and routing the calls back to continental Europe over the PSTN. Calls that originate in cities with a switch or node use less expensive local dial-up access instead of international toll free access. Econophone's network does not enable it to competitively price intra-European card-based calls, as these calls utilize international toll free access rather than local dial-up access. However, in continental Europe, Econophone's card based services are not marketed as discount services. Its calling card service is marketed as a premium travel service and its prepaid card service is marketed to users primarily calling destinations outside of Europe. See "--Services--Calling Card Services" and "--Services--Prepaid Services."

    U.S. EXPANSION

    Econophone also intends to expand its network in the United States. Econophone intends to install a carrier grade Northern Telecom DMS 250 switch in Los Angeles that will enable Econophone to offer international and domestic long distance service through "1+" access and carrier services in the Los Angeles area. Econophone's switch in Los Angeles is expected to be installed and operational by the end of the first quarter of 1998. Once this switch is operational, Econophone intends to connect its Los Angeles and New York switches by leased line, which will enable it to carry traffic between the New York and Los Angeles areas (including traffic from Los Angeles to Europe) with lower variable cost, which, upon attaining certain volume levels, should result in lower total cost than at present. Econophone presently leases a portion of another carrier's switch in Los Angeles, which its uses to offer carrier services in the Los Angeles area.

    Econophone intends to establish points of presence in certain other U.S. markets that generate substantial international long distance calling traffic. Econophone is able to offer international and domestic long distance service through "1+" access in markets where its switches or points of presence are located.

NETWORK INFRASTRUCTURE

    NETWORK HARDWARE

    Econophone's network employs carrier grade switches. In New York, Econophone utilizes a Northern Telecom DMS 250/300 switch. In Brussels and Paris, Econophone has installed Northern Telecom multi-media carrier grade switches. In London, Econophone has installed a DMS 100 switch. Carrier grade switch technology is primarily employed by large carriers and not by smaller competitors. Certain advantages of Econophone's carrier grade network are described below.

    QUALITY AND RELIABILITY. Econophone believes that carrier grade switching enables it to provide higher transmission quality and greater call completion rates to its customers than are offered by carriers that use smaller, less powerful switches.

    INTERCONNECTION WITH PTOS. Carrier grade switches enable Econophone to provide international and domestic long distance service utilizing "1xxx" access in the United Kingdom. In addition, the interconnection to the PSTN of Econophone's carrier grade switch in London during the second quarter of 1997 enables it to provide service on a U.K.-wide basis. See "--Services--International and Domestic Long Distance Service--United Kingdom."

    Many of Econophone's competitors in the United Kingdom do not utilize carrier grade switches and, therefore, can provide access for residential or office-based calling only through longer access numbers and codes (although British Telecom is able to provide access without use of an access number or code). Management believes that the comparative ease of use of Econophone's home- and office-based service provides it with a competitive advantage over U.K. service providers that do not utilize carrier grade switches.

    TRANSMISSION SPEED AND EFFICIENCY. Econophone's switches have call completion capabilities that reduce the time needed to connect calls, reduce waiting times and allow for more efficient use of transmission capacity. In addition, for calls transmitted over Econophone's IRUs between London and New York (including calls originating in continental Europe), Econophone's network utilizes "fast signaling" (also known as "SS7" or "CCS7"). Before a call is completed, "fast signaling" notifies the originating switch if the number being called is busy, in which case a busy signal will be sent back to the caller without routing the call, freeing up transmission capacity for calls that can be completed.

    ABILITY TO PROVIDE ENHANCED SERVICES. The carrier grade switching platforms used by Econophone, in conjunction with other hardware and software, are capable of supporting the enhanced services that Econophone currently offers, such as prepaid card services, as well as other enhanced services that Econophone intends to introduce, such as voicemail, conference calling and E-Gram. Econophone's network primarily employs switch architecture that allows for integration of voice and data onto a single platform.

    HARDWARE INTEGRATION. Econophone believes that, by principally utilizing the equipment of a single supplier, it is able to minimize difficulties associated with integrating equipment from various sources and with differing specifications, although this entails certain risks. See "Risk
Factors--Dependence on Equipment Supplier."

    TRANSMISSION CAPACITY

    Econophone utilizes IRUs and leased lines to transmit the on-network portion of its calls. If the initial point of network access is a node or point of presence, the call is then transmitted over a leased line to an Econophone switch for routing to its destination. Once certain traffic levels are attained, local dial-up access to the node or point of presence and transmission over a leased line is a less expensive means of transmitting a call to an Econophone switch than international toll free access. The reduced transmission costs result because there is no significant marginal cost to Econophone for carrying a call over facilities it owns or leases on a fixed cost basis. In order to increase the capacity of its transmission lines, Econophone utilizes carrier grade compression, or multiplexing, equipment.

    Econophone presently owns five IRUs on the PTAT-1 transatlantic cable and one IRU on the Cantat-3 transatlantic cable. Econophone's IRUs are half-circuits (i.e., the portion of the circuit between North America and the mid-point in the Atlantic Ocean). The corresponding half-circuits on PTAT-1 and Cantat-3 not owned by Econophone are leased from Mercury. During the second quarter of 1997, Econophone received an IFL in the United Kingdom, which authorizes it to provide international telecommunications services over its own international infrastructure. This license permits Econophone to purchase and operate half-circuits originating in the United Kingdom. As a result of acquiring an IFL, Econophone intends to acquire the five corresponding half-circuits on PTAT-1 and the one on Cantat-3 during the fourth quarter of 1997. As part of its expansion strategy, Econophone also intends to acquire additional IRUs, including half-circuits originating in the United Kingdom between the United Kingdom and selected continental European cities.


    In addition to utilizing IRUs to carry traffic, Econophone utilizes leased lines. Econophone's average aggregate monthly cost for its leased lines for the eight months ended August 31, 1997 was approximately $210,000. These costs will substantially increase as Econophone expands its network to the extent that Econophone leases additional lines instead of purchasing them.

    Listed below are Econophone's IRUs and leased lines and the maximum number of calls that can be carried at one time over each circuit. Other than Econophone's half-circuits from New York to London, all of the lines listed below are leased lines.

                                                                                    SIMULTANEOUS
TRANSMISSION LINES                                                                    CALLS(1)
--------------------------------------------------------------------------------  -----------------
London -- New York(2)...........................................................            600
New Brunswick, New Jersey -- New York...........................................            264
Newark -- New York..............................................................            192
Brussels -- Antwerp.............................................................            120
Brussels -- New York............................................................            120
Paris -- London.................................................................            120
Hamburg -- London...............................................................             60
Baltimore -- New York...........................................................             24
Los Angeles -- New York.........................................................             24
New Haven, Connecticut -- New York..............................................             24
Philadelphia -- New York........................................................             24
Washington, D.C. -- New York....................................................             24

       --------------------------------------------

       (1) Reflects transmission capacity after taking into account compression or multiplexing equipment utilized by Econophone on its intra-European lines and its lines between London and New York.

       (2) Consists of IRUs and the leased half-circuits that correspond to the IRUs.

    Econophone also purchases switched minutes from carriers on a per minute basis. Such purchases are made on an as-needed basis and do not involve significant minimum purchase requirements. Econophone's principal suppliers of switched minutes of use are Sprint and Mercury, from whom it purchases international toll free services.


    As Econophone expands its customer base, it will require additional transmission capacity. Its actual infrastructure requirements will depend upon the capacity of the switches, nodes and points of presence installed by Econophone and the extent to which it utilizes compression technology to transmit calls. Based on current and anticipated availability of switching and compression equipment and owned and leased transmission capacity, Econophone believes that it will be able to meet its capacity requirements for the foreseeable future, although there can be no assurance that this will be the case.


    NETWORK MANAGEMENT

    Econophone's network is controlled from its New York and London switching centers and its College Station, Texas facility. Centralized network management enables Econophone to perform network monitoring and selected network maintenance from these centers, rather than on-site. Econophone has budgeted approximately $1.0 million to enhancing and developing its network management systems during 1997, most of which will be spent during the last two quarters of 1997.

    ACCESS METHODS

    Econophone's services are accessed through a variety of methods, as described below, depending upon the particular service and the location from which the customer is calling.

    "1XXX" ACCESS. "1xxx" access, or prefix dialing, enables a long distance customer in the United Kingdom to access Econophone's network from the customer's home or office by dialing "1" and Econophone's three digit access code and then the number the customer is calling.

    "1+" ACCESS. In the United States, "1+" access enables a long distance customer to access Econophone's network from the customer's home or office by dialing "1" and then the number that the customer is calling. The customer does not need to dial a special access number or code. This access method is available where Econophone has a switch or point of presence.

    LOCAL DIAL-UP ACCESS. In cities in continental Europe where Econophone has installed a switch or node, customers can access Econophone's international long distance service by dialing a local telephone number. Local dial-up access reduces transmission costs for Econophone on these calls because it reduces the cost of accessing an Econophone switch. The reduction in transmission costs enables Econophone to increase its margins and/or reduce its prices on these calls, as well as to provide competitively-priced intra-European long distance service. Until January 1, 1998, local dial-up access may be used in France only to collect virtual private network traffic. See "--The Econophone Network" and "--Regulation--France."

    INTERNATIONAL TOLL FREE ACCESS. This access method is used to access Econophone's card-based services outside of the United States and the United Kingdom. Econophone's calling card customers in its continental European network cities that use its calling card service for home- and office-based calls will over time be provided with a local access number to use, subject to applicable regulatory limitations, because local dial-up access allows Econophone to provide its services at a substantially lower rate than international toll free access. See "--Services--Calling Card Services."

    NATIONAL TOLL FREE ACCESS. Customers who access Econophone's services in this manner do so by dialing a national toll free number. This access method is available to U.S. and U.K. customers who use Econophone's calling card and prepaid card services.

    DEDICATED ACCESS. Carrier customers and high volume end-users in the United States are connected to Econophone's switch by dedicated leased line. In the United Kingdom and continental Europe, Econophone intends to introduce dedicated access during 1997. The advantages of dedicated access are simplified dialing, faster call set-up times and potentially lower access costs (assuming a sufficient volume of calls is transmitted over the leased line to generate economies of scale).

    CALL ROUTING

    Calls are routed to their destination through one or more Econophone switches. If the call originates in an Econophone network city with a switch, the call generally will access the network using "1xxx," "1+" or local dial-up access. A call originating in a city with a node or point of presence generally will access the network in the same manner and then be routed to an Econophone switch over leased line. If the call originates in a city where Econophone does not have a switch, node or point of presence, the call generally accesses the network using toll free access, which is substantially less cost efficient than "1xxx," "1+" or local dial-up access. From an Econophone switch, "least cost routing" techniques are used to determine whether the call should be transferred directly to the PSTN or routed to another Econophone switch and then transferred to the PSTN for termination. Econophone terminates, and will continue to terminate, all of its traffic over the PSTN.

SALES AND MARKETING


    Econophone's services are marketed primarily to small- and medium-sized businesses and residential customers, with a focus on customers with significant international calling needs. Econophone also sells transmission capacity to carriers in the United States and the United Kingdom. As of June 30, 1997, Econophone had 8,431, 2,866 and 54,868 customer accounts in the United Kingdom, continental Europe and the United States, respectively, generating approximately
10.1 million, 6.7 million and 87.8 million minutes of calling traffic, respectively, for the six months then ended.



    In the United Kingdom, most of Econophone's sales are made through Telco, its majority owned subsidiary that was established during the fourth quarter of 1996, although sales to carriers continue to be made directly by Econophone. As of July 31, 1997, Econophone had retained 9,761 independent sales representatives in the United Kingdom, primarily through master agents. A substantial number of these sales representatives also sell products and services other than long distance telephone service of other companies and have not yet begun to make sales on behalf of Econophone. As of August 31, 1997, Telco also had 14 internal sales representatives. To date, Econophone's U.K. sales activities have been limited primarily to the London area. However, since April 1997, Econophone has been able to provide services on a U.K. wide basis and has begun to market its services in additional U.K. cities. Prior to the establishment of Telco, Econophone's services in the United Kingdom were marketed under a joint venture between Econophone and EI. See "Risk Factors--Dependence on Third Party Sales Organizations," "Risk Factors--Dependence on Carrier and Other Principal Customers" and "Management's Discussion of Financial Condition and Results of Operations."



    As of August 31, 1997, Econophone had 15 internal sales representatives and 60 independent sales representatives in continental Europe. Econophone's internal sales representatives are based in Antwerp, Brussels, Hamburg and Paris. In all four of these cities, Econophone is expanding its internal sales forces and recruiting additional independent sales representatives. In addition, during the fourth quarter of 1996, Econophone hired a Vice President of European Sales and Marketing. Econophone's strategy to date in its continental European markets generally has been initially to concentrate on sales of prepaid card services since prepaid operations limit credit risk and do not require substantial amounts of start-up capital. Thereafter, after establishing its local sales and marketing infrastructure and gaining market acceptance, Econophone has introduced calling card and other services. In each of its markets, Econophone also has initially concentrated on sales in ethnic communities and to expatriates since these market segments can be effectively targeted with limited resources, enabling Econophone to rapidly generate revenues and create brand awareness.



    In the United States, Econophone's services are sold primarily in the New York metropolitan area. Econophone is expanding its U.S. sales infrastructure and focusing its marketing efforts on additional U.S. network cities. During the first two quarters of 1997, Econophone hired sales managers for Baltimore, Connecticut, New Jersey and New York. As of August 31, 1997, in the United States, Econophone had 4 internal sales representatives and 237 independent sales representatives. Substantially all of Econophone's U.S. calling card sales are attributable to VoiceNet, a reseller that sells Econophone's calling card services to end-users. See "Risk Factors--Dependence on Third Party Sales Organizations."


    Econophone's internal sales forces concentrate on sales to small-and medium-sized businesses and to other carriers, while independent sales representatives concentrate on residential sales. Econophone believes that local internal sales forces will substantially enhance market acceptance of the Econophone brand and improve the performance of its independent sales representatives. Econophone's internal sales forces make local advertising decisions and provide support for its independent sales representatives. Internal sales forces also enable Econophone to more effectively focus marketing efforts on target customer groups. In addition, Econophone believes that internal sales forces have a higher sales completion rate to business users than independent sales representatives due to the higher degree of technical knowledge required to close sales to business users.

    As Econophone expands into new network cities, it intends to establish internal sales forces and recruit independent sales representatives in those cities.

    The terms on which Econophone retains independent sales representatives are determined on a case-by-case basis and depend on a variety of factors, including the geographic market, the services being sold by the representative and the anticipated sales levels of the representative. Econophone's independent sales representatives are retained on a commission-only basis, with commissions generally ranging from 6% to 16% of sales. Relationships with independent sales representatives generally are terminable at will by either party. In certain cases, Econophone has engaged master sales representatives, who have then engaged sub-representatives. In other cases, Econophone has engaged individual independent sales representatives directly.

INFORMATION TECHNOLOGY


    Econophone believes that advanced, effective and flexible billing and customer service information systems are vital for its operations and anticipated growth. Econophone engages in design and integration of billing and customer service information systems at its College Station, Texas and Brooklyn, New York facilities, where it employs 19 systems engineers. Econophone's systems engineers have designed direct debit, multi-currency and multi-language billing, as well as other billing features. By developing systems internally, Econophone believes that it is able to reduce development costs, improve quality control and expedite systems development and integration. While Econophone believes that its current billing and customer service information systems are adequate, substantial investment will be required to maintain the adequacy of these systems as Econophone expands its operations. Econophone has budgeted approximately $2.0 million during the last two quarters of 1997 to enhancing current and developing new customer service, billing, financial reporting and other management information systems. In addition, during the second quarter of 1997, Econophone hired a Director of Management Information Systems. See "Management--Directors, Executive Officers and Other Senior Management."


COMPETITION


    The provision of telecommunications services is extremely competitive and will become increasingly so as the regulatory barriers to entry into telecommunications markets are increasingly reduced or eliminated. Competition for customers is primarily on the basis of price and, to a lesser extent, on the type and quality of services offered and customer service. The telecommunications industry has relatively insignificant economic and technological barriers to entry and numerous entities competing for the same customer. Econophone has experienced, and expects to continue to experience, declining revenue per billable minute in all of its markets in part as a result of increasing worldwide competition within the telecommunications industry. Econophone also experiences customer attrition, or "churn," as a result of the highly competitive nature of its markets and expects current levels of churn to continue or increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."


    In Europe, Econophone's competitors include (i) PTOs, (ii) alliances such as AT&T's alliance with Unisource (itself a joint venture among Telecom Netherlands, Telia AB and Swiss Telecom PTT), known as "Uniworld," and the corresponding alliance with WorldPartners, MCI's alliance with British Telecom, known as "Concert," and Sprint's alliance with Deutsche Telekom and France Telecom, known as "Global One," (iii) companies offering resold international telecommunications services, such as Esprit Telecom, Viatel and RSL Communications, and (iv) other companies with business plans similar in varying degrees to Econophone's, including emerging public telephone operators who are constructing their own networks. Unisource recently announced that its venture partners would contribute their international facilities and personnel to a newly formed company, and some commentators have speculated that ATT might do the same. The resulting company is likely to be a substantially more formidable competitor. Econophone believes that its non-U.S. markets will experience increased competition and begin to resemble the competitive landscape in the United States. In addition, Econophone anticipates that numerous new competitors will enter the European telecommunications market.

    In the United States, Econophone's competitors include AT&T, MCI, Sprint and other carriers for domestic and international long distance calls. As a result of the 1996 Act, RBOCs are eligible, subject to FCC approval, to offer domestic long distance and international telecommunications services in their "in region" service areas, as well as outside of their service areas. In addition, the FCC is now also permitting foreign telecommunications entities to enter the U.S. international telecommunications market, including dominant foreign entities whose home markets are conducive to competition. The FCC also has substantially reduced the regulatory constraints on AT&T, Econophone's largest competitor, by declaring AT&T to be "non-dominant," first, in the domestic long distance market, and more recently in the international market; thus, granting AT&T more pricing and service flexibility and permitting AT&T to compete more effectively with smaller inter-exchange carriers, such as Econophone.


    In addition, recently consummated and currently pending major consolidations in the telecommunications industry could result in even more powerful competitors to Econophone in its major markets. For example, the planned acquisition of MCI by British Telecom could adversely impact Econophone in the market for calling between the United Kingdom and the United States and the merger between Bell Atlantic and NYNEX and the creation of a new company with the international facilities of the Unisource partners could result in downward pressure on prices without a corresponding reduction in transmission costs.


    Econophone also may experience competition in one or more of its markets from competitors utilizing new or alternative technologies and/or transmission methods including cable television companies, wireless telephone companies, satellite owners and resellers, Internet service providers, electric and other utilities, railways, microwave carriers and large end users that have private networks.

    As Econophone expands its geographic coverage, it will encounter additional regional competitors and increased competition. Many of Econophone's competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks than Econophone, control transmission lines and have long-standing relationships with Econophone's target customers. If any of Econophone's competitors were to devote additional resources to the provision of international and/or domestic long distance voice telecommunication services to Econophone's target customer base, there could be a material adverse effect on Econophone's ability to pay principal of and interest on the Notes.

    Each of the markets in which Econophone offers or intends to offer its services will present unique competitive factors. There can be no assurance that Econophone will be able to effectively compete in any given market and the success of Econophone's strategy in any one market is not necessarily indicative of its ability to succeed in any other market. See "Risk Factors--Competition."

REGULATION

    A summary discussion of the regulatory frameworks in certain geographic regions in which Econophone operates or has targeted for penetration is set forth below. This discussion is intended to provide a general outline of the more relevant regulations and current regulatory posture of the various jurisdictions and is not intended as a comprehensive discussion of such regulations or regulatory posture. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on Econophone, that domestic or international regulators or third parties will not raise material issues with regard to Econophone's compliance or noncompliance with applicable laws and regulations or that other regulatory activities will not have a material adverse effect on Econophone. See "Risk Factors--Regulatory Restrictions."

    EUROPEAN UNION

    Most EU member states (except for countries such as the United Kingdom, Sweden and Finland, which are already substantially liberalized) are in the initial stages of regulatory liberalization. Regulatory liberalization in these countries may occur either because the EU member state decides to open up its own market (e.g., the United Kingdom, Sweden and Finland) or because it is directed to do so by the European Commission through one or more directives issued thereby and/or because the member state may be required to do so in the future by the Council of the European Communities. National governments must pass legislation within their countries to give effect to EC directives. See "Risk Factors--Regulatory Restrictions."

    In 1990, the European Commission issued a Directive on Competition in the Markets for Telecommunications Services (the "Services Directive") requiring each EU member state to abolish its existing monopolies in the provision of all telecommunications services other than voice telephony. The Services Directive did not require the liberalization of telecommunications infrastructure, nor did it apply to telex, mobile telephony, paging or satellite services. The effect of the Services Directive is to direct EU member states to permit the competitive provision of all services other than voice telephony, including value-added services and voice services within closed user groups. However, as a consequence of inconsistent local implementation of the Services Directive through the adoption of national legislation, there are differing interpretations as to the definition of voice telephony, which can be reserved to the PTOs, and permitted value-added and closed user group services, which can be provided by competitors. The European Commission generally has taken a narrow view of the definition of voice telephony, declaring that voice services may not be reserved to the PTOs if (i) dedicated customer access is used to provide the service, (ii) the service confers new value-added benefits on users (such as alternative billing methods) or (iii) calling is limited by a service provider to a group having legal, economic or professional ties.

    In March 1996, the Services Directive was amended by the adoption of the Full Competition Directive, which required all EU member states, with the exception of Greece, Ireland, Luxembourg, Portugal and Spain, (i) to allow those operators which already have licenses to operate telecommunications infrastructure for specific purposes (such as utility companies or railroad companies authorized to operate telecommunications networks only for their own purposes) to supply liberalized services over such "alternative infrastructure" by July 1, 1996 and (ii) to fully liberalize the supply of all telecommunications services and the provision of telecommunications infrastructure by January 1, 1998. The Full Competition Directive encourages EU member states to accelerate liberalization of voice telephony. Ireland and Portugal have obtained a derogation from compliance with the Services Directive, as amended by the Full Competition Directive, until January 1, 2000. Spain has requested a derogation entitling it to delay compliance with the Services Directive, as amended, until November 30, 1998 and Luxembourg and Greece each have requested a derogation entitling it to delay compliance until January 1, 2000 and January 1, 2003, respectively.

    The Full Competition Directive provides for the abolishment, as of January 1, 1998, of all special or exclusive rights that restrict the provision of telecommunications services by companies established in the European Union without regard to the destination or origin of the communications involved. However, neither that directive nor the original Services Directive prevent EU member states from maintaining restrictions on companies which are not established in the European Union in order to ensure that EU companies are afforded comparable and effective treatment in third countries. Thus, the United Kingdom has in the past limited certain international services on routes to countries that do not have open markets comparable to the U.K.'s liberalized market. However, in 1994, the United Kingdom ruled that the United States (in addition to certain other countries) provides an equivalent open market and since that date has had no restrictions (subject to operators obtaining the necessary license) on services provided over leased lines between the United States and the United Kingdom. During August 1996, the United Kingdom liberalized all international facilities-based services and international simple resale services between the United Kingdom and other countries, subject to operators meeting certain proportionate return conditions on routes that are not considered to be competitive. The ability of EU member states to in the future enact restrictions in respect of companies which are not established in the European Union is expected to be limited to the extent that the WTO Agreement enters into effect within the European Union.

    In addition to the abolition of special and exclusive rights, the Council of the European Communities has stated that it intends to adopt more detailed regulatory measures in order to harmonize the rules applying in the liberalized environment after January 1, 1998. In this respect, a directive relating to licensing in general and a decision relating to the licensing of satellite PCS services already have been adopted. However, additional directives are expected to be adopted by the Council of the European Communities, although their final content and timing of implementation cannot be predicted at this time.

    Some EU member states, such as The Netherlands and Denmark, are implementing liberalization in advance of the January 1, 1998 EC deadline, while, in other member states, such as Germany and France, the majority of the national legislation which will be required to meet the January 1, 1998 deadline already has been adopted, together with legislation which anticipates the possible future requirements of directives of the Council of the European Communities.

    Each EU member state in which Econophone currently conducts its business has a different regulatory regime and such differences are expected to continue beyond January 1, 1998. The requirements for Econophone to obtain necessary approvals vary considerably from country to country and are expected to continue to so vary.

    UNITED KINGDOM

    The telecommunications services provided by Econophone in the United Kingdom are subject to and affected by regulations introduced by Oftel. Since the break-up of the U.K. telecommunications duopoly consisting of British Telecom and Mercury in 1991, it has been the stated goal of Oftel to create a competitive marketplace from which detailed regulation could eventually be withdrawn.

    In 1991, a "multi-operator" policy was established to introduce increased competition in the market for telecommunication services and infrastructure. Under the multi-operator policy, the U.K. Department of Trade and Industry (the "DTI") will recommend the grant of a license to operate a telecommunications network to any applicant that the DTI believes has a reasonable business plan and where there are no other overriding considerations not to grant such license. All public telecommunications operators and international simple resellers operate under individual licenses granted by the Secretary of State for Trade and Industry pursuant to the Telecommunications Act 1984. Currently, most telecommunications systems with compatible equipment that are authorized to be run under an individual license granted under this Act are permitted to interconnect to British Telecom's network. Under the terms of British Telecom's license, it is required to allow any such licensed operator to interconnect its system to British Telecom's system, unless it is not reasonably practicable to do so (e.g., due to incompatible equipment). Oftel has stated that the categories of companies that qualify for interconnection services consist of those network operators that are making significant contributions to infrastructure competition by installing transmission capacity or international simple resale operators making significant contributions to competition in their respective international market. Econophone believes it qualifies as one of the latter.

    Since 1992, the U.K. government has permitted competition in the provision of "any to any" international services over leased lines where calls originate and terminate on the PSTN. Econophone, through a subsidiary, holds an International Simple Resale ("ISR") license in the United Kingdom. An ISR license entitles Econophone to resell international message, telephone and private line services. Provided that Oftel is satisfied that the licensee is making a significant contribution to competition in the market for international telephony services, the ISR license also enables the licensee to interconnect with, and lease capacity at wholesale rates from, British Telecom, Mercury and other public telecommunications operators.

    In the United Kingdom, there was until recently a duopoly on ownership of international cable and satellite facilities vested with British Telecom and Mercury. All other operators were required to buy leased capacity from British Telecom or Mercury, rather than acquiring IRUs on existing cable routes. This constraint was removed in December 1996 when the U.K. government began to issue IFLs. An IFL authorizes its holder to provide international telecommunication services over its own international infrastructure. There is no limit on the number of these licenses that may be issued. Econophone was awarded an IFL during the second quarter of 1997.

    WORLD TRADE ORGANIZATION INITIATIVES

    The WTO recently concluded the WTO Agreement, which would open the telecommunications markets of the signatory countries to entry by foreign carriers on varying dates beginning January 1, 1998. The WTO Agreement will be effective January 1, 1998, subject to legislative ratification in many of the 70 signatory countries. Pursuant to the WTO Agreement, U.S. companies would have foreign market access for local, long distance and international services, either on a facilities basis or through resale of existing network capacity. U.S. companies also would be permitted to acquire, establish or hold a significant stake in foreign telecommunications companies. Conversely, foreign companies would be permitted to enter the domestic U.S. telecommunications markets and acquire ownership interests in U.S. service providers. Although the WTO Agreement might open additional markets to Econophone or broaden the permissible services that Econophone now provides in certain markets, the WTO Agreement also might subject Econophone to greater competitive pressures in its existing markets, with the risk of customer diversions to competitive carriers and reductions in Econophone's rates.

    BELGIUM

    Under the Belgian Law of March 21, 1991 and the Royal Decree of October 28, 1996, the provision of "telephone services" is reserved for the Belgian PTO. "Telephone services" consist of real-time voice telephony involving switching in Belgium. Services that do not constitute "telephone services" can be provided by private service providers that are duly licensed. A subsidiary of Econophone has been granted a license to provide certain non-reserved services. Pursuant to the license, the subsidiary may, among other things, provide international service utilizing international toll free access and local access, as well as card-based services. Pursuant to the terms of its license, the subsidiary can transmit both voice and data, and, thus, is able to offer voicemail, e-mail and facsimile service.

    FRANCE

    Until recently, France had a single monopoly provider of telecommunications services, France Telecom. As part of the EU-wide effort to liberalize the telecommunications industry, the French legislature has taken steps to open its national market to competition and to make France Telecom gradually subject to the same rules as its competitors. As part of this process, the French legislature adopted a law on July 26, 1996 which significantly modified the French Postal and Telecommunications Code. At present, private service providers may provide calling card services in France utilizing international toll free access without a license. Private service providers may also offer data transmission services to the general public without a license. In addition, no license is required to provide telecommunications services through authorized networks (i.e., networks that are licensed in France) to closed user groups, such as "virtual private networks." In the case of data transmission services or services offered to closed user groups, the private service provider may utilize local dial-up access through an authorized network, engaging in switching in France or routing of calls over leased lines to a second country for switching.

    Beginning on January 1, 1998, licensed private service providers may offer domestic and international long distance voice telephony services to the general public in France. These services will be permitted to utilize local dial-up access and may involve switching in France or routing of calls over leased lines that are part of an authorized network to a second country for switching. Econophone currently is preparing an application for a license to provide long distance voice telephony services to the general public and intends to provide such services utilizing local dial-up access on January 1, 1998 or as soon thereafter as applicable requirements have been satisfied.

    GERMANY

    In Germany, Econophone's activities are governed by the Telecommunications Act of July 25, 1996 (the "German Telecommunications Act"). Under the German Telecommunications Act, the provision of "voice telephone service" requires a license. "Voice telephone service" is defined in the German Telecommunications Act, in part, as "the commercial provision for the public of the direct transport and switching of voice in real-time to and from the network termination points of the public switched network." The provision of telecommunications services that do not constitute "voice telephone services" does not require a license. Under current regulatory practice, the provision by Econophone of international long distance, calling card and prepaid card services in Germany do not constitute "voice telephone services," and therefore do not require a license, because Econophone does not switch the calls in Germany, although Econophone was required to file a notification of the commencement of services.

    UNITED STATES

    Econophone's U.S. operations are subject to extensive federal and state regulation. Federal laws and FCC regulations apply to interstate telecommunications (including international telecommunications that originate or terminate in the United States), while particular state regulatory authorities have jurisdiction over telecommunications originating and terminating within the state.

    FEDERAL. The FCC currently regulates Econophone as a non-dominant carrier with respect to both its international and domestic long distance services. In the domestic, as distinguished from the international sector, the FCC abstains from closely regulating the services and charges of non-dominant carriers. Nevertheless, the FCC acts upon complaints against such carriers for failure to comply with statutory obligations or with the FCC's rules, regulations and policies. The FCC also has the power to impose more stringent regulatory requirements on Econophone and to change its regulatory classification. In the current regulatory atmosphere, Econophone believes that the FCC is unlikely to do so with respect to Econophone's international or domestic service offerings.

    FCC policy and rules authorize (without the need to obtain specific service authorizations) a non-dominant carrier to provide domestic interstate telecommunications services, and generally to resell international private leased lines connected to the PSTN in Canada, Sweden, the United Kingdom or New Zealand. In the international sector, specific FCC authorizations, which Econophone has acquired, are required for the resale of switched and private line services of U.S. facilities-based carriers, and to provide telecommunications services, both switched and private line, as a facilities-based carrier by acquiring circuits or various undersea cables or leasing satellite facilities. The FCC reserves the right to condition, modify or revoke such domestic and international authority for violations of the 1934 Act or the FCC's regulations, rules or policies promulgated thereunder. Although Econophone believes the probability to be remote, a rescission by the FCC of Econophone's domestic or international authority or a refusal by the FCC to grant additional international authority would have a material adverse effect on Econophone.

    Econophone, as a non-dominant carrier, is required to file with the FCC domestic and international tariffs containing charges and related practices, regulations and classifications. The FCC presumes the tariffs of non-dominant carriers to be lawful. Therefore, the FCC does not carefully review such tariffs. The FCC could, however, investigate Econophone's tariffs, upon its own motion or upon complaint by a member of the public. As a result of any such investigation, the FCC could order Econophone to revise its tariffs, or the FCC could prescribe revised tariffs.

    Generally, authorizations held under Section 214 of the 1934 Act (such as those held by Econophone) for international services are limited to providing services or using facilities between the United States and countries specified in the authorizations. Econophone holds all necessary Section 214 authorizations for conducting its present business but may need additional authority in the future. Additionally, carriers may not lease private lines between the United States and an international point for the purpose of offering switched services unless the FCC has first determined that the foreign country affords resale opportunities to U.S. carriers equivalent to those available under United States law. The FCC has made such a determination with respect to Canada, Sweden, the United Kingdom and New Zealand, and Econophone is authorized to resell international private lines to these points interconnected to the PSTN for the provision of voice and data services.


    The FCC requires long distance carriers to pay access charges to payphone providers for calls made from payphones to toll free numbers administered by long distance carriers. The FCC had required the immediate payment of such access charges by long distance carriers with toll revenues of $100 million or more per annum. The FCC had also required, after October 7, 1997, all long distance carriers, irrespective of their annual toll revenues, must pay to each payphone operator $.35 for each access or toll free call made from the operator's payphones unless the payphone operator and the long distance carrier agree upon a different rate of compensation. The FCC payphone order was reversed by an appellate court. The matter was remanded to the FCC by the court for further consideration. The FCC may re-adopt the $.35 rate, or some different rate, effective on October 7, 1997, or at some later date. Irrespective of the effective date and the amount ultimately adopted by the FCC, there can be no assurance that Econophone will be able to fully pass this cost on to its customers or that doing so will not result in a loss of customers.



    The FCC has issued an order designed to bring downward pressure on international telephone rates. This order directs the U.S. international facilities-based carriers to negotiate lower settlement rates paid to their correspondent foreign carriers for international telephone calls. A transition period is provided for these lower settlement rates of between one and five years depending upon the country involved. Any resulting savings to the U.S. facilities-based carriers might be passed along to their customers in the form of reduced rates for international calls.


    STATE. The intrastate long distance operations of Econophone are subject to various state laws and regulations. Most states require Econophone to apply for certification to provide intrastate telecommunications services, or to register or be found exempt from regulation, before commencing intrastate services. Most states also require Econophone to file and maintain detailed tariffs listing their rates for intrastate service. Many states also impose various reporting requirements and/or require prior approval for transfers of control of certified carriers, assignment of carrier assets, including customer bases, carrier stock offerings, incurrence by carriers of significant debt obligations and acquisitions of telecommunications operations. Certificates of authority can generally be conditioned, modified, cancelled, terminated or revoked by state regulatory authorities for failure to comply with state law and/or rules, regulations and policies of the state regulatory authorities. Fines and other penalties also may be imposed for such violations.

    Econophone provides interstate and international long distance service in all or some portions of 50 states, for which Econophone has filed a tariff with FCC. Econophone has received authority, pursuant to state regulations, certifications, tariffs or notifications or on an unregulated basis, to provide intrastate services in 49 states.

EMPLOYEES


    As of August 31, 1997, Econophone had 312 full-time employees worldwide. Of this total, 183 were based in the United States and 129 were based in Europe. Econophone's U.S. employees are based principally in its offices in New York, New York and Brooklyn, New York and in College Station, Texas. In Europe, Econophone's employees are based principally in its offices in Antwerp, Brussels, Hamburg, London and Paris.


    Econophone has never experienced a work stoppage and its employees are not represented by a labor union or a collective bargaining agreement. Econophone considers its employee relations to be good.

LITIGATION

    Econophone is from time to time a party to litigation that arises in the ordinary course of its business operations or otherwise. Econophone is not presently a party to any litigation that it believes would have a material adverse effect on its business or operations.

PROPERTIES


    Econophone's executive offices and main operations center are located in New York City, where Econophone leases approximately 18,000 square feet of space at two facilities. Econophone also leases approximately 16,000 square feet of office space in College Station, Texas, 10,500 square feet of office space in Brooklyn, New York, approximately 2,400 square feet of office space in Los Angeles, approximately 12,800 square feet in London, approximately 2,400 square feet in Brussels and approximately 3,150 square feet in Paris, where it maintains its European sales and marketing headquarters. Econophone maintains smaller sales offices in Athens, Antwerp and Hamburg.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER SENIOR MANAGEMENT

    The following table sets forth certain information with respect to the directors, executive officers and other senior management of Econophone.


NAME                                                      AGE                           POSITION
-----------------------------------------------------     ---     -----------------------------------------------------

Alfred West..........................................         36  Chief Executive Officer and Chairman of the Board of
                                                                  Directors

Alan L. Levy.........................................         38  President, Chief Operating Officer, Chief Financial
                                                                  Officer and Director

Patrick Attallah.....................................         31  Vice President of European Sales and Marketing

Paul E. Bilke........................................         37  Director of Technology

Jeremy S. Kagan......................................         32  Vice President of Service Systems

Charles D. Briggs....................................         41  Vice President of Network Operations

Ira M. Riesenberg....................................         36  Corporate Controller

Mark A. Schulz.......................................         37  Director of Management Information Systems

Gary S. Bondi........................................         46  Director and Treasurer

Hartley R. Rogers....................................         37  Director

Steven West..........................................         47  Director


    Directors of Econophone each serve for a term of one year or until their successors are elected. Holders of the Series A Preferred Stock are entitled to elect one director. Officers of Econophone serve at the pleasure of the Board of Directors, subject to any written arrangements with Econophone. See
"--Executive Compensation--Employment Agreements and Arrangements."

    Set forth below is certain information with respect to the directors, executive officers and other senior management of Econophone.


    ALFRED WEST, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF
DIRECTORS. Mr. West founded Econophone in 1989. Prior to founding Econophone, Mr. West managed a family-owned textile trading company. Mr. West is the brother of Steven West, a Director of Econophone.



    ALAN L. LEVY, PRESIDENT, CHIEF OPERATING OFFICER, CHIEF FINANCIAL OFFICER AND DIRECTOR. Mr. Levy has served as Econophone's Chief Operating Officer and Chief Financial Officer since August 1996, as a Director since January 1997 and as President since August 1997. From October 1993 to July 1996, Mr. Levy served as Executive Vice President and Managing Director, Europe, as well as Chief Financial Officer, of Viatel, where, among other things, Mr. Levy was responsible for the implementation of Viatel's European strategy. From 1989 to September 1993, Mr. Levy served as an Audit Manager for Edward Isaacs & Company, an accounting firm. Mr. Levy is a Certified Public Accountant.


    PATRICK ATTALLAH, VICE PRESIDENT OF EUROPEAN SALES AND MARKETING. Mr. Attallah has served as Econophone's Vice President of European Sales and Marketing since October 1996. From August 1995 to September 1996, Mr. Attallah served as the General Manager-France and the South Europe Regional Director of VPN S.A., Viatel's French subsidiary. From October 1994 to July 1995, Mr. Attallah served as the Senior Account Manager in Paris for Tele Media International, a division of Telecom Italia, the Italian

PTO. From March 1989 to September 1994, Mr. Attallah served in various sales management positions in Paris, Milan and London for Sprint International, most recently as indirect sales director in Paris.


    PAUL E. BILKE, DIRECTOR OF TECHNOLOGY. Mr. Bilke has served as Econophone's Director of Technology since November 1992. From February 1984 until November 1992, Mr. Bilke was an independent consultant. From December 1980 to January 1984, Mr. Bilke was director of software development at StarTel, Inc., a regional facilities-based carrier in the southwestern United States. Mr. Bilke is a principal of Bilke & Associates, an independent consulting firm with which Econophone has entered into certain transactions. See "Certain Transactions--Bilke & Associates."


    JEREMY S. KAGAN, VICE PRESIDENT OF SERVICE SYSTEMS. Mr. Kagan has served as Econophone's Vice President of Service Systems since October 1996. From January 1995 to October 1996, he worked at Andersen Consulting as Manager of the Network Support Solutions Practice in its Communications Industry Group. From March 1987 to January 1995, Mr. Kagan worked at Bellcore as a Product Manager.



    CHARLES D. BRIGGS, VICE PRESIDENT OF NETWORK OPERATIONS. Mr. Briggs joined Econophone as Director of Network Operations in May 1997 and became Vice President of Network Operations in August 1997. From October 1994 to May 1997, Mr. Briggs was employed by Kallback/International Telecom LTC as Director of Switched Services, in which capacity he was responsible for all telecommunications network design, acquisition and implementation, including management of Kallback's network control center. From November 1992 through October 1994, Mr. Briggs was employed at Cypress Semiconductor as Test Lab Manager. Prior to such time, Mr. Briggs held positions at Rep-Sac Corporation, Leviton Telcom, and Interglobal Technical Services.


    IRA M. RIESENBERG, CORPORATE CONTROLLER. Mr. Riesenberg has served as Econophone's Corporate Controller since September 1996. From October 1995 through September 1996, Mr. Riesenberg was Director of Finance at Computron Software, Inc., an international software development company. From April 1994 to September 1995, Mr. Riesenberg was the Assistant Controller at Computron, and from April 1990 to March 1994 he served as Accounting Manager. Mr. Riesenberg is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.


    MARK A. SCHULZ, DIRECTOR OF MANAGEMENT INFORMATION SERVICES. Mr. Schulz has served as Econophone's Director of Management Information Services since October 1996. Prior to joining Econophone, Mr. Schulz spent fourteen years at Texas A&M University, where he was responsible for developing and implementing a variety of management information systems.


    GARY S. BONDI, DIRECTOR AND TREASURER. Mr. Bondi has served as a Director and the Treasurer of Econophone since 1993. Mr. Bondi is the President of Bondi, Inc., a multinational trading firm specializing in non-ferrous metals that he founded in 1987.

    HARTLEY R. ROGERS, DIRECTOR. Mr. Rogers has served as a Director of Econophone since November 1996. Mr. Rogers is a Managing Director of Morgan Stanley and Head of the Private Investment Department, which oversees Princes Gate's activities and those of the Morgan Stanley Bridge Fund, L.L.C. Mr. Rogers joined Morgan Stanley in 1981 and has worked in the Mergers, Acquisitions and Restructuring Department and the Worldwide Corporate Finance Department. Between May 1993 and June 1995, when he became head of the Private Investment Department at Morgan Stanley, Mr. Rogers was President of J.G. Fogg & Co. Incorporated, an investment company specializing in private equity investing in the U.S. and certain emerging markets.

    STEVEN WEST, DIRECTOR. Mr. West has served as a Director of Econophone since 1993. Mr. West is a founding partner of SO Metals, Inc., a refiner and reprocessor of precious metals in the New York/New Jersey metropolitan area that was founded in 1982. Steven West is the brother of Alfred West, the President, Chief Executive Officer and Chairman of the Board of Directors of Econophone.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Econophone does not have a compensation committee. Decisions with respect to compensation matters that otherwise would be decided by a compensation committee are made by the Board of Directors as a whole.

    All of the current members of the Board of Directors participated in deliberations concerning executive officer compensation during 1996. Alfred West and Alan L. Levy, who are members of the Board of Directors, receive compensation as officers of Econophone. Hartley R. Rogers, also a member of the Board of Directors, is a Managing Director of Morgan Stanley and the President of the General Partner of Princes Gate. Princes Gate, which is an affiliate of Morgan Stanley, owns 140,000 shares of Series A Preferred Stock representing approximately 14.6% of the shares of Common Stock on an as converted basis (without giving effect to the exercise of any options to purchase Common Stock or the Warrants). Morgan Stanley Group, an affiliate of Morgan Stanley, previously purchased $7.0 million of Bridge Notes from Econophone, all of which have been redeemed. In addition, Morgan Stanley was the Placement Agent in connection with the Offering. See "--Executive Compensation" and "Certain Transactions."

EXECUTIVE COMPENSATION


    At August 31, 1997, the chief executive officer and other four most highly compensated executive officers of Econophone were Mr. West and Messrs. Levy, Attallah, Bilke and Kagan. The following table summarizes all 1996 plan and non-plan compensation awarded to, earned by or paid to Mr. West and Messrs. Levy, Attallah and Bilke, who, at December 31, 1996, were Econophone's chief executive officer and other executive officers whose total annual salary and bonus exceeded $100,000, respectively (Messrs. West, Levy, Attallah, Bilke and Kagan are referred to herein as the "Named Executive Officers").


                           SUMMARY COMPENSATION TABLE


                                                                                 LONG TERM
                                                                               COMPENSATION
                                                                            -------------------
                                                                                 NUMBER OF
                                                    ANNUAL COMPENSATION         SECURITIES
                                                  ------------------------  UNDERLYING OPTIONS      ALL OTHER
NAME AND PRINCIPAL POSITION                        SALARY (1)     BONUS           GRANTED         COMPENSATION
------------------------------------------------  ------------  ----------  -------------------  ---------------
Alfred West (2).................................   $  326,280   $  163,139          --           $   5,171.13 (3)
  President and Chief Executive Officer
Alan L. Levy (4)................................       72,000       37,500        2,000,000            --
  Chief Financial Officer and Chief Operating
  Officer
Patrick Attallah (5)............................       36,588       15,000           40,000            --
  Vice President of European Sales and Marketing
Paul E. Bilke (6)...............................       76,154       --               30,000            --
  Director of Technology
Jeremy S. Kagan (7).............................       57,884       30,000           30,000            --


------------------------
(1) Does not include the value of certain personal benefits. The estimated value of such personal benefits for each Named Executive Officer did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus paid to the Named Executive Officer in 1996.
(2) See "--Employment Agreements and Arrangements" for a description of Mr. West's Employment Agreement.
(3) Consists of premiums in respect of life insurance, of which Mr. West's designee is the beneficiary, paid by Econophone.
(4) Mr. Levy joined Econophone on August 9, 1996. See "--Employment Agreements and Arrangements" for a description of Mr. Levy's Employment Agreement.
(5) Mr. Attallah joined Econophone on October 4, 1996.
(6) Mr. Bilke joined Econophone on July 1, 1996.

(7) Mr. Kagan joined Econophone on October 11, 1996.

    1996 FLEXIBLE INCENTIVE PLAN

    Econophone has adopted the Econophone, Inc. 1996 Flexible Stock Incentive Plan, as amended (the "Incentive Plan"), which provides for the grant of incentive stock options ("ISOs") to acquire shares of Common Stock to employees of Econophone or any of its subsidiaries, the grant of non-qualified stock options ("NQSOs") to acquire shares of Common Stock, the sale or grant of Restricted Shares and Unrestricted Shares (each, as defined in the Incentive
Plan) and the grant of stock appreciation rights ("SARs") to employees, directors and consultants. The Incentive Plan also provides for Tax Offset Payments (as defined in the Incentive Plan) to employees. The Incentive Plan provides for the award of up to a maximum of 3,000,000 shares of Common Stock and is administered by the Board of Directors of Econophone. Econophone is required to seek the approval of its stockholders to materially increase the number of shares of Common Stock that may be issued under the Incentive Plan.

    The Incentive Plan provides that, in the event of a merger, consolidation, combination, exchange of shares, separation, spin-off, reorganization, liquidation or other similar transaction, the Board of Directors of Econophone may, in its sole discretion, accelerate the lapse of Restricted Periods (as defined in the Incentive Plan) and other vesting periods and waiting periods and extend exercise periods applicable to any awards made under the Incentive Plan, except that, upon a Change of Control (as defined in the Incentive Plan), to the extent that an employee has been employed by Econophone for the twelve month period preceding the Change of Control, vesting of any options held by such employee automatically will accelerate.


    As of August 31, 1997, Econophone had issued options to purchase 2,626,500 shares of Common Stock under the Incentive Plan, 748,054 of which were exercisable as of such date.

    The following table sets forth grants of options to purchase shares of Common Stock of Econophone made during 1996 to each Named Executive Officer.

                             OPTION GRANTS IN 1996


                                              INDIVIDUAL GRANTS
                         ------------------------------------------------------------
                                              % OF TOTAL                               POTENTIAL REALIZABLE VALUE
                                                OPTIONS                                AT ASSUMED ANNUAL RATES OF
                                              GRANTED TO                                STOCK PRICE APPRECIATION
                             NUMBER OF       EMPLOYEES IN    EXERCISE                       FOR OPTION TERM
                             SECURITIES       FISCAL YEAR    PRICE PER    EXPIRATION   --------------------------
NAME                     UNDERLYING OPTIONS      1996        SHARE($)        DATE         5% ($)        10%($)
-----------------------  ------------------  -------------  -----------  ------------  ------------  ------------
Alfred West............          --               --            --            --            --            --
Alan L. Levy...........        2,000,000            76.7%    $    2.50     08/01/2006  $  3,144,473  $  7,968,712
Patrick Attallah.......           40,000             1.5%         2.50     10/03/2006        62,889       159,376
Paul E. Bilke..........           30,000             1.2%         2.50     10/31/2006        47,167       119,531
Jeremy S. Kagan........           30,000             1.2%         2.50     10/31/2006        47,167       119,531


    The following table sets forth options exercised during 1996 and the fiscal year-end value of unexercised options for each Named Executive Officer.

            OPTION EXERCISES IN 1996 AND 1996 YEAR-END OPTION VALUES


                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED             VALUE OF UNEXERCISED
                                                                    OPTIONS AT                 IN-THE-MONEY OPTIONS AT
                                                                DECEMBER 31, 1996                 DECEMBER 31, 1996
                      SHARES ACQUIRED     VALUE REALIZED   ----------------------------  ------------------------------------
NAME                  ON EXERCISE (1)          (1)          EXERCISABLE   UNEXERCISABLE     EXERCISABLE       UNEXERCISABLE
------------------  -------------------  ----------------  -------------  -------------  -----------------  -----------------
Alfred West.......          --                  --              --             --               --                 --
Alan L. Levy......          --                  --              222,222      1,777,778       $       0          $       0
Patrick Attallah..          --                  --                2,222         37,778               0                  0
Paul E. Bilke.....          --                  --                    0         30,000               0                  0
Jeremy S. Kagan...          --                  --                    0         30,000               0                  0


------------------------
(1) No options were exercised during 1996.

    EMPLOYMENT AGREEMENTS AND ARRANGEMENTS


    Econophone has entered into an employment agreement with Alfred West (the "West Employment Agreement"), effective as of January 1, 1997, pursuant to which Mr. West serves as Chief Executive Officer and Chairman of the Board of Directors of Econophone. The term of the West Employment Agreement extends until December 31, 1999, subject to any earlier termination in accordance with the terms thereof. Pursuant to the West Employment Agreement, Mr. West is entitled to receive an annual base salary of not less than $330,000 for each year of the employment term, subject to increases approved from time to time by the Board of Directors of Econophone or the compensation committee thereof and automatic increases each January 1 by the percentage increase in the consumer price index in New York over the consumer price index published the preceding January. In addition, Mr. West is eligible to participate in Econophone's incentive compensation programs and to receive such annual bonus or other compensation, including restricted stock or incentive stock options, as may be determined by Econophone's Board of Directors. Pursuant to the West Employment Agreement, Mr. West will be awarded an annual bonus of between 25% and 75% of his annual base salary, subject to attainment of certain performance goals as determined by the Board of Directors of Econophone or the compensation committee thereof. If

Mr. West's employment is terminated prior to December 31, 1999 by Econophone without just cause or by Mr. West with good reason (including upon a Change of Control, as defined in the West Employment Agreement), he will be entitled to a severance payment equal to up to his annual base salary for the greater of one year or the remainder of the employment term, plus the continuation of his benefits for up to the greater of two years after the date of termination and the remainder of his employment term. The West Employment Agreement automatically will be renewed for successive one year periods unless, at least six months prior to the expiration of the employment term, either Mr. West or Econophone shall notify the other that it does not wish to extend the term. If Econophone does not offer to renew the West Employment Agreement, Mr. West will be entitled to a severance payment equal to one year's base salary, plus a continuation of his medical and other welfare benefits for one year.


    In August 1996, Econophone entered into an employment agreement with Alan L. Levy (as thereafter amended, the "Levy Employment Agreement") pursuant to which Mr. Levy serves as Chief Financial Officer and Chief Operating Officer of Econophone. Mr. Levy was promoted to President, Chief Operating Officer and Chief Financial Officer in August 1997. The term of the Levy Employment Agreement extends until July 31, 1999, subject to any earlier termination in accordance with the terms thereof. Pursuant to the Levy Employment Agreement, Mr. Levy is entitled to receive an annual base salary of $210,000 during each year of the term thereof, subject to increases in the discretion of the Board of Directors. In addition, Mr. Levy is eligible to participate in Econophone's incentive compensation programs and to receive such annual bonus or other compensation, including restricted stock or incentive stock options, as may be determined by Econophone's Board of Directors. Pursuant to an incentive stock option agreement dated October 31, 1996, Econophone granted Mr. Levy incentive stock options to purchase 2,000,000 shares of Common Stock at an exercise price of $2.50 per share. Mr. Levy is entitled to certain demand and piggyback registration rights with respect to such shares. If Mr. Levy's employment is terminated prior to July 31, 1999 by Econophone without just cause or if Mr. Levy and Econophone do not enter into a new employment agreement prior to the expiration of the Levy Employment Agreement, he will be entitled to a severance payment equal to one year's base salary.



    Messrs. Attallah, Bilke and Kagan do not have employment agreements with Econophone. As of August 1, 1997, the annual compensation (exclusive of any bonus) for Messrs. Attallah, Bilke and Kagan was $125,000, $150,000 and $125,000, respectively.


LIMITATIONS ON OFFICERS' AND DIRECTORS' LIABILITY

    Econophone's Certificate of Incorporation indemnifies its officers and directors to the fullest extent permitted by the New York Business Corporation Law (the "BCL"). The BCL permits a corporation to limit or eliminate an officer's or a director's personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by an officer or director which were (i) in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The Certificate of Incorporation and the BCL also prohibit limitations on officer or director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of Econophone and its stockholders (through stockholders' derivative suits on behalf of Econophone) to recover monetary damages against an officer or director for breach of fiduciary duty as an officer or director (including breaches resulting from grossly negligent behavior), except in the situations described above.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or officers of Econophone pursuant to the foreging provisions, Econophone has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

INVESTMENT BY PRINCES GATE


    On November 1, 1996, Princes Gate purchased 140,000 shares of Series A Preferred Stock for a purchase price of $14.0 million, less $560,000 in fees. As of September 1, 1997, the Series A Preferred Stock was convertible into approximately 14.6% of the Common Stock on an as converted basis (without giving effect to the exercise of the Warrants or any options issued by Econophone).


SERIES A PREFERRED STOCK

    Certain of the terms of the Series A Preferred Stock issued to Princes Gate are described below. As a result of the consummation of the Offering, Econophone is permitted pursuant to the terms of the Series A Preferred Stock to amend its Certificate of Incorporation so that the restrictions therein with respect to limitations on dividends, indebtedness, restricted payments and transactions with shareholders and affiliates are no more restrictive than the analogous covenants contained in the Indenture.

    RANKING. The Series A Preferred Stock is senior to all other capital stock of Econophone, whether outstanding as of the date of issuance of the Series A Preferred Stock or thereafter issued, as to dividend payments and distributions upon liquidation, dissolution or the winding up of Econophone.

    VOTING RIGHTS. In addition to such other vote, if any, as may be required by New York law, the affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting together as a single class, shall be necessary to: (i) declare or pay any dividends on, or redeem or otherwise acquire any other class or series of capital stock of Econophone, except to the extent provided for pursuant to the terms of any class or series of capital stock approved by the affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock; (ii) authorize an amendment to Econophone's Certificate of Incorporation decreasing the liquidation preference of the Series A Preferred Stock or otherwise adversely affecting the preferences, rights or powers of the Series A Preferred Stock or the Series A Warrants (defined below); (iii) effect a voluntary liquidation, dissolution or winding up of Econophone or the sale of all or substantially all of its assets, or the merger, consolidation or recapitalization of Econophone; or (iv) amend the Certificate of Incorporation or bylaws in a manner or take any other action that would in any way impair, limit or delay the ability of the holders of the Series A Preferred Stock to exercise their voting rights, by written consent or at any meeting of shareholders of Econophone.

    BOARD REPRESENTATION. The holders of Series A Preferred Stock have the right to vote as a separate class to elect one director. This right terminates at such time as certain specified holders cease to hold at least 50% of the outstanding shares of Series A Preferred Stock or Econophone consummates an initial public offering of its Common Stock generating gross proceeds of at least $25.0 million and registered with the Commission.

    DIVIDENDS. The holders of Series A Preferred Stock were entitled to receive a dividend payable at the rate of 12% per annum, which was cumulative and compounded monthly. Dividends ceased to accrue and compound on the Series A Preferred Stock upon the consummation of the Offering. Dividends will not be paid on any shares of Series A Preferred Stock prior to any redemption or liquidation (as described below) of such shares. Subject to certain exceptions, no dividends or other distributions, and no redemption, purchase or other acquisition for value, are allowed to be made with respect to any share of, or right to acquire, any other class or series of Econophone's capital stock other than the Series A Preferred Stock.

    LIQUIDATION. Upon the liquidation, distribution of assets, dissolution or winding up of Econophone, a holder of Series A Preferred Stock shall be entitled to receive, prior to the holders of Common Stock, $100 per share plus all accrued and unpaid dividends thereon.

    CONVERSION. At any time, any holder of Series A Preferred Stock may convert all or any portion thereof into Common Stock of Econophone. As of September 1, 1997, the shares of Series A Preferred Stock outstanding were convertible into 3,420,701 shares of Common Stock. Notwithstanding the foregoing, until November 2, 1997, the holders of Series A Preferred Stock may only convert an aggregate of 100,000 shares of Series A Preferred Stock. Econophone may convert any of the shares of Series A Preferred Stock into Common Stock upon the closing of an initial public offering of its Common Stock generating gross proceeds of at least $25.0 million and registered with the Commission. The number of shares of Common Stock that each share of Series A Preferred Stock is convertible into is equal to the number of shares of Common Stock outstanding on November 1, 1996 (on a fully diluted basis), which was 22,564,000, multiplied by a fraction (i) the numerator of which is equal to the stated value with respect to the shares of Series A Preferred Stock being so converted, plus any dividends accrued thereon, and (ii) the denominator of which is equal to $100.0 million plus the number of dollars received by Econophone since November 1, 1996 from the exercise of specified options or warrants. The number of shares of Common Stock that each share of Series A Preferred Stock is converted into is subject to antidilution adjustment in the event of certain issuances of Common Stock or rights, options, warrants or convertible or exchangeable securities containing the right to acquire shares of Common Stock at below fair market value.



    REDEMPTION. Econophone is required to redeem the Series A Preferred Stock on October 31, 2006 at a price per share equal to $100 per share plus an amount equal to all accrued dividends (whether or not declared) on the Series A Preferred Stock to the date of redemption. Any holder of Series A Preferred Stock has the option to cause Econophone to redeem its shares in the event of
(i) an occurrence of certain changes of control, including if Alfred West ceases to own voting securities representing at least 25% of the total voting power of the outstanding voting securities of Econophone, or a person or group becomes the beneficial owner of voting securities representing more voting power than the voting securities then owned by Mr. West, (ii) the taking of any action by Econophone without the approval, if required, of the holders of a majority of the shares of the Series A Preferred Stock, (iii) non-compliance by Econophone with restrictions on certain transactions with affiliates and shareholders, (iv) Econophone's failure to maintain at least $10.0 million of "key man insurance" on Mr. Alfred West until November 1, 1999 or (v) Econophone's failure to limit its business to the telecommunications business (and businesses reasonably related or ancillary thereto). Except as provided in the foregoing, so long as the indebtedness under the NTFC Agreement is outstanding, Econophone is not permitted to redeem the Series A Preferred Stock for cash, unless NTFC (or its assignee) waives this limitation in advance in writing. In connection with the Note Purchase Agreement, Econophone agreed to forego the right to redeem up to 40,000 shares of Series A Preferred Stock from Princes Gate at the stated value of $100 per share plus accrued dividends. See "--Bridge Funding by Morgan Stanley Group."


    LIMITATION ON INDEBTEDNESS. Econophone and certain of its subsidiaries are not permitted to incur any indebtedness except: (i) indebtedness in an aggregate principal amount not to exceed $20.0 million outstanding at any time; (ii) indebtedness incurred solely to fund the acquisition of assets used or useful in the telecommunications business; (iii) indebtedness issued in a high yield offering of debt securities having a maturity of at least 7 years and yielding gross proceeds to Econophone of at least $75.0 million (net of any amount of proceeds of such offering that is placed in escrow or any similar arrangement to fund the payment of interest, premium (if any) or principal on such debt securities); (iv) indebtedness to Econophone or certain subsidiaries; (v) certain indebtedness or certain capital stock issued in exchange for, or the net proceeds of which are used to exchange, refinance, refund or defease certain outstanding indebtedness or capital stock subject to certain exceptions; (vi) indebtedness (a) in respect of performance bonds, bankers' acceptances and surety or appeal bonds provided in the ordinary course of business, (b) under certain currency agreements and interest rate agreements, subject to certain conditions, and (c) arising from certain agreements providing for indemnification, adjustment of purchase price or similar options, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Econophone or any of its subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition of any business, assets or subsidiary of Econophone, subject to certain exceptions.

    LIMITATION ON RESTRICTED PAYMENTS. Subject to certain exceptions, the ability of Econophone and certain subsidiaries to make investments is limited, except for (i) an investment in Econophone or certain subsidiaries; (ii) specified temporary cash investments; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with generally accepted accounting principles;
(iv) notes and other evidences of indebtedness, not to exceed $2.0 million at any one time outstanding; (v) stock, obligations or securities received in satisfaction of judgments; (vi) relocation and similar loans to employees of Econophone or its subsidiaries not to exceed $150,000 at any one time outstanding; (vii) loans to employees of Econophone or its subsidiaries, in each case evidenced by an unsubordinated promissory note, for the purpose of enabling such employees to purchase capital stock of Econophone, in an amount not to exceed $1.5 million at any one time outstanding; (viii) investments, not to exceed $5.0 million at any one time outstanding, if the Board of Directors of Econophone has determined that such investments constitute strategic investments; and (ix) investments in Darcom Limited in an amount not to exceed the amount of net cash proceeds to Econophone from the incurrence of indebtedness by, or the issuance of capital stock of, Econophone since November 1, 1996.

    LIMITATION ON TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES. Subject to certain exceptions, Econophone may not, and may not permit any subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any affiliate of such holder) of 5% or more of any class of capital stock of Econophone or with any affiliate of Econophone, except for transactions on terms at least as favorable to Econophone or such subsidiary as could be obtained on an arm's-length basis from a person that is not such an affiliate or 5% holder.

    LIMITATION ON LIENS. Subject to certain exceptions, Econophone may not, and may not permit certain subsidiaries to create, incur, assume or suffer to exist any lien on any of its assets or properties of any character, or any shares of capital stock or indebtedness.

    KEY MAN INSURANCE. Until November 1, 1999, Econophone is required to maintain in full force and effect "key man" insurance with a benefit of at least $10.0 million in the event of the death or long term incapacity of Mr. Alfred West, naming Econophone as sole beneficiary.

    MAINTENANCE OF BUSINESS. Econophone and certain of its subsidiaries are required to limit their business to the telecommunications business and businesses reasonably related or ancillary thereto.

SECURITYHOLDERS AGREEMENT

    Mr. Alfred West, Econophone and Princes Gate entered into a Securityholders Agreement in connection with Princes Gate's investment in Econophone (the "Securityholders Agreement"). Certain terms of the Securityholders Agreement are discussed below.

    REGISTRATION RIGHTS. The holders of the Series A Preferred Stock are entitled to certain registration rights with respect to the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and the exercise of the Series A Warrants (all such shares of Common Stock being "Registrable Shares"). If Econophone proposes to register any of its securities under the Securities Act, the holders of the Series A Preferred Stock will be entitled to notice thereof and, subject to certain restrictions, to include their Registrable Shares in such registration. From November 1, 1999 until the consummation by Econophone of an initial public offering of Common Stock, holders of at least 50% of the outstanding Registrable Shares may (subject to certain conditions) make a demand that Econophone file a registration statement under the Securities Act. Thereafter, holders of at least 25% of the outstanding Registrable

Shares may make up to two demands of Econophone to file a registration statement under the Securities Act, subject to certain conditions and limitations and provided that (i) in the discretion of the lead underwriter of the prior offering, no demand may be made within 180 days after the effective date of a prior demand registration and (ii) no two such demands may be made within any twelve month period. A holder of the Series A Preferred Stock's right to include shares in an underwritten registration is subject to the right of the underwriters to limit the number of shares included in the offering. Subject to certain limitations, Econophone is required to bear all registration, legal and other expenses in connection with these registrations and must provide appropriate indemnification.

    WARRANTS. If Econophone has not consummated an initial public offering by November 1, 2000, Econophone will be required to issue warrants (the "Series A Warrants") to the holders of the Series A Preferred Stock representing, in the aggregate, 5% of the outstanding shares of Common Stock, calculated on a fully diluted basis. Thereafter, at six month intervals until the consummation of an initial public offering, Econophone will be required to issue additional Series A Warrants to such holders to purchase shares of Common Stock representing, in the aggregate, 5% of the outstanding shares of Common Stock, calculated on a fully diluted basis. The right of the holders of the Series A Preferred Stock to receive additional Series A Warrants shall terminate at such time as the holders of the Series A Preferred Stock own shares of Common Stock, Series A Preferred Stock and Series A Warrants representing, in the aggregate, 25% of the Common Stock, calculated on a fully diluted basis. The Series A Warrants will have an exercise price of $.01 per share, a 10-year duration and will be subject to a warrant agreement containing customary provisions acceptable to the holders of the Series A Preferred Stock (including adjustments for stock splits, reverse stock splits and reclassifications).

    PARTICIPATION IN SALES BY MR. ALFRED WEST. Holders of the Series A Preferred Stock have the right to participate on a pro rata basis in sales of Common Stock by Mr. West on the same terms and conditions as Mr. West. Under certain circumstances, Mr. West has a right to require such persons to transfer their shares on a pro rata basis on the same terms and conditions as Mr. West. If the transfer by Mr. West would constitute a change of control pursuant to the terms of the Series A Preferred Stock, holders of the Series A Preferred Stock will be entitled to require Econophone to redeem their shares.

BRIDGE FUNDING BY MORGAN STANLEY GROUP

    On April 24, 1997, Econophone entered into the Note Purchase Agreement, pursuant to which Morgan Stanley Group an affiliate of Princes Gate agreed to purchase from Econophone up to $15,000,000 of Bridge Notes. At such time, Econophone paid to Morgan Stanley Group a commitment fee of $225,000 and agreed to pay a further fee of 2% of the principal amount of each issuance after the aggregate principal amount of Bridge Notes issued exceeded $5.0 million. A total of $7.0 million of Bridge Notes were issued under the Note Purchase Agreement. The net proceeds from the Bridge Notes purchased by Econophone were $6.6 million and were used to fund equipment and other capital expenditures and operations.

    Immediately following the consummation of the Offering, all of the outstanding Bridge Notes were redeemed and all accrued interest thereon paid. At such time, the facility represented by the Note Purchase Agreement was terminated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    In connection with the Note Purchase Agreement, Econophone agreed to (i) forego the right to redeem up to 40,000 shares of Series A Preferred Stock from Princes Gate at the stated value of $100 per share plus accrued dividends, (ii) pay up to $100,000 of fees and expenses incurred by Morgan Stanley Group in connection with the transactions contemplated by the Note Purchase Agreement and
(iii) grant to Morgan Stanley Group and its affiliates the right to act as sole underwriter or placement agent in connection with the Offering and to act as lead underwriter for an initial public offering of Common Stock, if any, effected before April 24, 2002.

PRIVATE PLACEMENT BY MORGAN STANLEY

    Morgan Stanley, an affiliate of Princes Gate, acted as Placement Agent in respect of the Offering. In connection with the Offering, Econophone entered into a Placement Agreement with Morgan Stanley pursuant to which Morgan Stanley purchased the Units for resale. The Placement Agreement provides, among other things, that the Company and Morgan Stanley will indemnify each other against certain liabilities, including liabilities under the Securities Act, and will contribute to payments the other may be required to make in respect thereof. In addition, pursuant to the Placement Agreement, Econophone has certain obligations to register Notes, Warrants and shares of Common Stock on a shelf registration statement at the request, and for the benefit of, Morgan Stanley and any successor thereto.

RELATED PARTY LOANS

    On December 9, 1992, Econophone borrowed $200,000 from Mrs. Rose West, the mother of Messrs. Alfred West and Steven West, pursuant to an unsecured promissory note bearing interest at the rate of 9% per annum, payable on maturity. The obligation matures on December 8, 1997. On November 16, 1993, Econophone borrowed $108,000 from Mrs. West pursuant to an unsecured promissory note that bears interest at a rate of 18% per annum, payable at maturity, and that matures on November 15, 1998.

    Since the third quarter of 1996, Mr. Alfred West has borrowed approximately $213,522 from Econophone pursuant to unsecured, non-interest bearing notes, repayable upon demand.

E-GRAM

    Alfred West, the President and Chief Executive Officer of Econophone, owns 100% of the stock of E-Gram Corporation. E-Gram Corporation is in the process of developing an enhanced e-mail service that Econophone intends to license from E-Gram Corporation on a non-exclusive basis. It is expected that this service will be available for commercial use by the end of 1997. Pursuant to the Securityholders Agreement, E-Gram Corporation is required to issue to Princes Gate shares of E-Gram Corporation equal to 10% of the outstanding capital stock thereof upon the commercialization of E-Gram Corporation's technology.

BILKE & ASSOCIATES

    Econophone has from time to time purchased certain equipment from Bilke & Associates, an independent consulting firm of which Mr. Paul Bilke, the Director of Technology of Econophone, is a principal. Such purchases, which were made on an arm's-length basis, were $227,000 in 1995 and $96,000 in 1996.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

NTFC VENDOR FINANCING


    On May 28, 1996, Econophone entered into a credit facility with NTFC, which was increased on March 27, 1997 pursuant to the NTFC Agreement, permitting Econophone to borrow up to $5.0 million to purchase equipment and to pay certain other related expenses. As of August 31, 1997, $4.8 million, some of which has been repaid, has been drawn down under two tranches of the facility to purchase equipment and to pay certain other related expenses. These tranches are to be paid in 60 equal monthly installments and mature between July 1, 2001 and April 1, 2002 at an interest rate equal to the 90-day commercial paper rate plus 395 basis points, which will be adjusted quarterly. As of August 31, 1997, $4.2 million of indebtedness was outstanding under the NTFC Agreement at an interest rate of 5.63%. The NTFC Agreement requires mandatory prepayment of amounts borrowed thereunder, among certain other circumstances, upon the occurrence of any event pursuant to which the Series A Preferred Stock may be redeemed.



    Prior to the consummation of the Offering, certain covenants of the NTFC Agreement were amended pursuant to the Second Amendment to the NTFC Agreement, dated June 26, 1997 (the "Second Amendment"), to substantially conform such covenants of the NTFC to the analogous covenants contained in the Indenture. Following the execution and delivery of such amendment, the NTFC Agreement permits the incurrence of indebtedness, the creation of liens and transactions with affiliates on substantially the same terms as the Indenture. Pursuant to the NTFC Agreement, Econophone may not become liable for any contingent obligation except, in addition to certain other limited exceptions set forth in the NTFC Agreement, (i) to the extent permitted under the Indenture, (ii) for indebtedness of a majority-owned subsidiary engaged principally in the telecommunications business and (iii) for indebtedness related to the purchase or installation of additional telecommunications equipment or the purchase of additional capacity.


    The NTFC Agreement prohibits Econophone from making any distribution or any redemption of capital stock, directly or indirectly, other than nominal payments in lieu of the issuance of fractional shares upon an exercise of options, warrants or similar agreements or conversion rights and other than any repurchase of Warrants in connection with a repurchase offer by Econophone. Except in connection with certain transactions with affiliates not involving a change of control, Econophone may not enter into or become the subject of, any merger, acquisition of consolidation, or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, transfer or otherwise dispose of all or any substantial part of its business or assets.

    Econophone also may not make investments in, or advances or loans to, any company not engaged principally in the telecommunications business other than on arm's-length terms. In addition, Econophone may not enter into any new business or make any material change in any of its business objectives, purpose and operations from those related to the telecommunications industry.

    Pursuant to the NTFC Agreement, Econophone may not cease to employ Alfred West or suffer to exist any competition by any of Alfred West, Steven West or Gary Bondi, with the business now or hereafter conducted by Econophone.


    The Second Amendment to the NTFC Agreement requires Econophone to maintain a Debt Service Coverage Ratio (as defined therein) for each quarter through December 31, 1999 of not less than 1.10 to 1.00 and for each fiscal quarter thereafter of not less than 1.25 to 1.00. In addition, Econophone must maintain a cash balance of not less than $1,500,000. Econophone also must have EBITDA (as defined in the NTFC Agreement) of not less than: ($10,000,000) for the fiscal year ending December 31, 1997; ($5,000,000) for the fiscal year ending December 31, 1998; $3,000,000 for the fiscal year ending December 31, 1999; $10,000,000 for the fiscal year ending December 31, 2000; and $10,000,000 for the fiscal year ending December 31, 2000. Prior to the execution and delivery of the Second Amendment, Econophone was not in compliance with the then existing Debt Service Coverage Ratio, minimum cash balance and EBITDA requirements of the NTFC Agreement, although such noncompliance was waived by NTFC. The execution and delivery of the Second Amendment was a condition to the consummation of the Offering.


    Borrowings from NTFC are secured by the equipment purchased therewith and general intangibles and intangible property that is associated with such equipment.

IDT CORPORATION


    On October 22, 1996, Econophone borrowed $2.9 million from IDT for working capital purposes. Interest on the loan accrued at a rate of 13% per annum. All amounts owed to IDT were repaid in advance of their scheduled maturity date in August, 1997.


TELEGLOBE CANTAT-3 INC.


    During December 1996, Econophone entered into an agreement with TeleGlobe Cantat-3 Inc. ("TC-3"), pursuant to which Econophone acquired an IRU. The principal balance due thereunder accrues interest at the London Interbank Offered Rate plus 5% per annum, with payments to be made quarterly through June 2001. As of August 31, 1997, the aggregate balance due thereunder was approximately $.2 million. The IRU purchased from TC-3 secures Econophone's obligations to TC-3.


PRIVATE TRANS-ATLANTIC TELECOMMUNICATIONS SYSTEM-1 (N.J.) INC.


    During 1994 and 1995, Econophone entered into four agreements with Private Trans-Atlantic Telecommunications System-1 ("PTAT-1"), pursuant to which Econophone acquired five IRUs on PTAT-1. The outstanding balance under the agreements accrues interest at the rate of 12% per annum with payments to be made quarterly through September 1998. As of August 31, 1997, the aggregate balance due thereunder was approximately $.2 million. The IRUs purchased from PTAT-1 secure Econophone's obligations to PTAT-1.


RELATED PARTY LOANS

    In addition to the indebtedness described above, see "Certain Transactions" for a description of certain other indebtedness of Econophone.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth information regarding the beneficial ownership of Econophone's Common Stock as of September 1, 1997 by (i) each person known by Econophone to own beneficially more than 5% of the outstanding Common Stock, (ii) each of Econophone's directors, (iii) each of the chief executive officer and the other four most highly compensated executive officers of Econophone and (iv) the directors and executive officers as a group.



                                                                                    BENEFICIAL OWNERSHIP(1)
                                                                            ----------------------------------------
NAME AND ADDRESS                                                             NUMBER OF SHARES       PERCENTAGE OF
OF BENEFICIAL OWNER                                                           OF COMMON STOCK      COMMON STOCK(2)
--------------------------------------------------------------------------  -------------------  -------------------
Alfred West...............................................................        11,000,000               47.0%
Steven West...............................................................         4,500,000               19.2%
Gary Bondi................................................................         4,500,000               19.2%
Princes Gate Investors II, L.P............................................         3,420,701(3)            14.6%
  c/o Morgan Stanley & Co.
    Incorporated
    1585 Broadway
    New York, NY 10036
Patrick Attallah..........................................................            13,333(4)           *
Paul E. Bilke.............................................................          --      (5)           *
Jeremy S. Kagan...........................................................          --      (6)           *
Alan L. Levy..............................................................           833,335(7)             3.4%
Hartley R. Rogers.........................................................          --                   --
All Directors and Executive Officers as a Group (8 persons)...............        20,846,668               85.9%


------------------------

* Less than one percent.


(1) Except where otherwise indicated, Econophone believes that all persons listed in the table, based on information provided by such persons, have sole voting and dispositive power over the securities beneficially owned by them, subject to community property laws, where applicable. For purposes of this table, a person is deemed to be the "beneficial owner" of any shares that such person has the right to acquire within 60 days from September 1, 1997. For purposes of computing the percentage of outstanding shares held by each person named above on a given date, any security that such person has the right to acquire within 60 days is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, the address of each person listed in the table is c/o Econophone, Inc., 45 Broadway, New York, NY 10006.



(2) Determined on an as-converted basis, assuming the conversion of all issued and outstanding shares of Series A Preferred Stock into Common Stock. As of September 1, 1997, each share of Series A Preferred Stock was convertible into 24.43 shares of Common Stock, or a total of 3,420,701 shares of Common Stock.



(3) Includes 31,704 shares of Series A Preferred Stock, which were convertible into 774,528 shares of Common Stock on September 1, 1997, owned by affiliates of Princes Gate over which Princes Gate has sole voting power.



(4) All of such shares are issuable upon the exercise of options. Does not include options to purchase 26,667 shares of Common Stock under the Incentive Plan which are not exercisable within 60 days after September 1, 1997.



(5) Does not include options to purchase 30,000 shares of Common Stock under the Incentive Plan which are not exercisable within 60 days after September 1, 1997.



(6) Does not include options to purchase 30,000 shares of Common Stock under the Incentive Plan which are not exercisable within 60 days after September 1, 1997.



(7) All of such shares are issuable upon the exercise of options. Does not include options to purchase 1,166,665 shares of Common Stock under the Incentive Plan which are not exercisable within 60 days after September 1, 1997.

                       DESCRIPTION OF THE EXCHANGE NOTES

    The Exchange Notes are to be issued under an Indenture, dated as of July 1, 1997, between the Company, as issuer, and The Bank of New York, as Trustee. A copy of the Indenture is available upon request from the Company. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by reference to the Trust Indenture Act of 1939, as amended. Whenever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. The term "Note" or "Notes" includes the Original Notes and the Exchange Notes. For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions."

GENERAL

    The Notes are unsecured unsubordinated obligations of the Company, limited to $155.0 million aggregate principal amount at maturity, and mature on July 15, 2007. Interest on the Notes accrues at the rate of 13 1/2% per annum from the most recent interest payment date on which interest has been paid or provided for or, if no interest has been paid or provided for, the Closing Date, payable semiannually (to Holders of record at the close of business on the January 1 or July 1 immediately preceding the interest payment date) on January 15 and July 15 of each year, commencing January 15, 1998.

    Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, the City of New York (which initially will be the corporate trust office of the Trustee at 101 Barclay Street, New York, New York 10286); PROVIDED that, at the option of the Company, payment of interest may be made by check mailed to the Holders at their addresses as they appear in the Security Register.

    Exchange Notes initially will be represented by Global Notes. See "--Book-Entry; Delivery and Form".

OPTIONAL REDEMPTION

    The Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, on or after July 15, 2002 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holders' last address as it appears in the Security Register, at the following Redemption Prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date), if redeemed during the 12-month period commencing July 15 of the years set forth below:

YEAR                                           REDEMPTION PRICE
---------------------------------------------  ----------------
2002                                                 106.750%
2003                                                 103.375%
2004 and thereafter                                  100.000%

    In addition, at any time prior to July 15, 2000, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of one or more Public Equity Offerings following which a Public Market occurs, at any time as a whole, or from time to time in part, at a Redemption Price (expressed as a percentage of principal amount on the Redemption Date) of 113.50%, plus accrued and unpaid interest, if any, to the Redemption Date (subject to the rights of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment
Date); PROVIDED that (1) at least $100.0 million aggregate principal amount at maturity of Notes remains outstanding after each such redemption and (2) each such redemption occurs within 180 days of the related Public Equity Offering.

    In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; PROVIDED that no Note of $1,000 in principal amount at maturity or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount at maturity thereof to be redeemed. A new Note in principal amount at maturity equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

SECURITY

    In accordance with the Indenture, the Company has purchased, and pledged to the Trustee for the benefit of the Holders of the Notes, the Pledged Securities, which consist of U.S. government securities, in such amount as will be sufficient upon receipt of scheduled interest and principal payments of such securities to provide for payment in full of the first six scheduled interest payments due on the Notes. The Pledged Securities have been pledged by the Company to the Trustee for the benefit of the Holders of the Notes pursuant to the Pledge Agreement and will be held by the Trustee in the Pledge Account. Pursuant to the Pledge Agreement, immediately prior to an Interest Payment Date on the Notes, the Company may either deposit with the Trustee from funds otherwise available to the Company cash sufficient to pay the interest scheduled to be paid on such Interest Payment Date or the Company may direct the Trustee to release from the Pledge Account proceeds sufficient to pay interest due on the Notes on such Interest Payment Date. In the event that the Company exercises the former option, the Company may thereafter direct the Trustee to release to the Company proceeds or Pledged Securities from the Pledge Account in like amount. A failure by the Company to pay interest on the Notes in a timely manner through the first six scheduled interest payment dates will constitute an immediate Event of Default under the Indenture, with no grace or cure period.

    Interest earned on the Pledged Securities will be added to the Pledge Account. In the event that the funds or Pledged Securities held in the Pledge Account exceed the amount sufficient, in the opinion of a nationally recognized firm of independent public accountants selected by the Company, to provide for payment in full of the first six scheduled interest payments due on the Notes (or, in the event an interest payment or payments have been made, an amount sufficient to provide for payment in full of any interest payments remaining, up to and including the sixth scheduled interest payment), the Trustee will be permitted to release to the Company at the Company's request any such excess amount. The Notes are secured by a first priority security interest in the Pledged Securities and the Pledge Account.

REGISTRATION RIGHTS

    There will be no registration rights with respect to the Exchange Notes, except that the Company has granted certain registration rights to Morgan Stanley and that certain brokers or dealers registered under the Exchange Act who may be deemed to be "underwriters" with respect to the Exchange Notes may be entitled to continuing registration rights which the Company granted with respect to the Exchange Notes. See "Plan of Distribution."

RANKING


    The indebtedness evidenced by the Notes ranks PARI PASSU in right of payment with all existing and future unsubordinated indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. As of August 31, 1997, excluding the Notes, Econophone had $5.4 million of indebtedness outstanding, all of which was senior indebtedness and $5.1 million of which was secured indebtedness. The Notes are effectively subordinated to such secured indebtedness to the extent of the collateral therefor.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized terms used herein for which no definition is provided. For purposes of these definitions the terms "Note" or "Notes" shall mean the Original Notes and the Exchange Notes.

    "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with a Restricted Subsidiary or assumed in connection with an Asset Acquisition by a Restricted Subsidiary, whether or not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; PROVIDED that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

    "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined in conformity with GAAP; PROVIDED that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):
(i) the net income (or loss) of any Person (other than net income or loss attributable to a Restricted Subsidiary) in which any Person (other than the Company or any of its Restricted Subsidiaries) has an equity interest and the net income (or loss) of any Unrestricted Subsidiary, except that Adjusted Consolidated Net Income for any period shall include the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such other Person or such Unrestricted Subsidiary during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries; (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid or accrued as dividends on Preferred Stock of the Company or any Restricted Subsidiary owned by Persons other than the Company and any of its Restricted Subsidiaries; and
(vi) all extraordinary gains and extraordinary losses.

    "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of the Company and its Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant.

    "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

    "Asset Acquisition" means (i) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries; PROVIDED that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such investment or (ii) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; PROVIDED that the property and assets acquired are related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such acquisition.

    "Asset Disposition" means the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another Restricted Subsidiary) of (i) all or substantially all of the Capital Stock of any Restricted Subsidiary of the Company or (ii) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Restricted Subsidiaries.

    "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction but excluding any Lien granted in compliance with the "Limitation on Liens" covenant ) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries or (iii) any other property and assets of the Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not (A) a Restricted Payment permitted under the "Limitation on Restricted Payments" covenant or (B) governed by the provisions of the Indenture applicable to mergers, consolidations and sales of all or substantially all of the assets of the Company; PROVIDED that "Asset Sale" shall not include (a) sales or other dispositions of inventory, receivables and other current assets, (b) sales or other dispositions of assets or the issuance of any Capital Stock of any Restricted Subsidiary or Permitted Joint Venture for consideration at least equal to the fair market value of the assets sold or disposed of, provided that the consideration received would satisfy clause (B) of the "Limitation on Asset Sales" covenant, including consideration that consists of technology, licenses or expertise useful in the business of Econophone and its Restricted Subsidiaries, (c) sales or other dispositions of obsolete or outdated equipment; PROVIDED that each such sale or other disposition or series of such sales or such other dispositions shall not involve assets that are material to the business of the Company and its Restricted Subsidiaries, taken as a whole, and (d) sales or other dispositions during any 12-month period of assets with an aggregate fair market value not in excess of $1.0 million.

    "Attributable Indebtedness" means when used in connection with a sale-leaseback transaction referred to in the "Limitation on Sale-Leaseback Transactions" covenant described below, at any date of determination, the product of (i) the net proceeds from such sale-leaseback transaction and (ii) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale-leaseback transaction (without regard to any options to renew or extend such term) remaining at the date of the making of such computation and the denominator of which is the number of full years of the term of such lease (without regard to any options to renew or extend such term) measured from the first day of such term.

    "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

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    "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether now outstanding or issued after the Closing Date, including, without limitation, all Common Stock and Preferred Stock.

    "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person; and "Capitalized Lease Obligations" means the discounted present value of the rental obligations under such lease.

    "Change of Control" means such time as (i) (a) prior to the occurrence of a Public Market, a "person" or "group" (within the meaning of Section 13(d) or 14(d)(2) under the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of Voting Stock representing a greater percentage of the total voting power of the Voting Stock of the Company, on a fully diluted basis, than is held by the Existing Stockholders and their Affiliates on such date and (b) after the occurrence of a Public Market, a "person" or "group" (within the meaning of Section 13(d) or 14(d)(2) under the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the Voting Stock of the Company on a fully diluted basis and such ownership represents a greater percentage of the total voting power of the Voting Stock of the Company, on a fully diluted basis, than is held by the Existing Stockholders and their Affiliates on such date; or (ii) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

    "Closing Date" means July 1, 1997, the date on which the Notes originally were issued under the Indenture.

    "Common Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non voting) of such Person's equity, other than Preferred Stock of such Person, whether outstanding prior to or issued after the Closing Date, including, without limitation, all series and classes of such common stock.

    "Consolidated EBITDA" means, for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Interest Expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (iii) income taxes, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets), (iv) depreciation expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (v) amortization expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, and (vi) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP; PROVIDED that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding Common Stock of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its

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Restricted Subsidiaries divided by (2) the total number of shares of outstanding
Common Stock of such Restricted Subsidiary on the last day of such period.

    "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries) and the interest component of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period; EXCLUDING, HOWEVER,
(i) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

    "Consolidated Leverage Ratio" means, on any Transaction Date, the ratio of
(i) the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis outstanding on such Transaction Date to
(ii) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters for which financial statements of the Company have been filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant described below, or, with respect to quarters for which no reports are required to be filed, for which such financial statements are then available, as determined by the Company (such four fiscal quarter period being the "Four Quarter Period"); PROVIDED that (A) (x) PRO FORMA effect shall be given to any Indebtedness (including, if applicable, the Notes) Incurred during such Four Quarter Period or subsequent to the end of such Four Quarter Period and on or prior to the Transaction Date, in each case as if such Indebtedness had been Incurred, and the proceeds thereof had been applied, on the first day of such Four Quarter Period and (y) PRO FORMA effect shall be given to any Indebtedness that was outstanding during such Four Quarter Period or thereafter but that is not outstanding or is to be repaid, defeased or satisfied on the Transaction Date, as if such Indebtedness had been repaid, defeased or satisfied on the first day of the Four Quarter Period; (B) PRO FORMA effect shall be given to Asset Dispositions and Asset Acquisitions (including giving PRO FORMA effect to the application of proceeds of any Asset Disposition) that occur during the period beginning on the first day of such Four Quarter Period and ending on the Transaction Date (the "Reference Period"), as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and (C) PRO FORMA effect shall be given to asset dispositions and asset acquisitions (including giving PRO FORMA effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into, or consolidated with, the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; PROVIDED that to the extent that clause (B) or (C) of this sentence requires that PRO FORMA effect be given to an Asset Acquisition or Asset Disposition, such PRO FORMA calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

    "Consolidated Net Tangible Assets" means the total book value of the assets of the Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (i) all current liabilities of the Company and its consolidated Restricted Subsidiaries

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(excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recently available consolidated balance sheet of the Company and its consolidated Restricted Subsidiaries, prepared in conformity with GAAP.

    "Consolidated Net Worth" means, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

    "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

    "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

    "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; PROVIDED that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below.

    "Existing Stockholders" means Alfred West, Steven West and any spouse or lineal descendant thereof or any estate thereof or any trust of which any of the foregoing are the exclusive beneficiaries and Princes Gate.

    "fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

    "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession; PROVIDED, HOWEVER, that all reports and other financial information provided by the Company to the Holders of the Notes or the Trustee shall be prepared in accordance with GAAP as in effect on the date of such report or other financial information. All ratios and computations contained or referred to in the Indenture shall be

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computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (i) the amortization or write off of any expenses incurred in connection with the offering of the Notes, the Bridge Notes and the Series A Preferred Stock and (ii) except as otherwise PROVIDED, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

    "Government Securities" means direct obligations of, obligations fully guaranteed by, or participations in pools consisting solely of obligations of or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the option of the issuer thereof.

    "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); PROVIDED that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

    "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "Incurrence" of Indebtedness by reason of a Person becoming a Restricted Subsidiary; PROVIDED that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

    "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Leases, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; PROVIDED that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, PROVIDED (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the original issue price of such Indebtedness,
(B) that "Indebtedness" shall not include any money borrowed and set aside, at the time of

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the incurrence of related Indebtedness, to fund cash interest payments on such related Indebtedness, and shall also not include reasonable deferred compensation for directors, officers or employees of the Company or its Restricted Subsidiaries and (C) that "Indebtedness" shall not include any liability for federal, state, local or other taxes.

    "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

    "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries and Trade Payables for which the Company or its Restricted Subsidiaries receive fair market value) or capital contribution to (by means of any transfer of cash or other property), or any payment for property or services for the account or use of, or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the fair market value of the Capital Stock (or any other Investment), held by the Company or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including, without limitation, by reason of any transaction permitted by clause (iii) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary,
(ii) the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

    "Moody's" means Moody's Investors Service, Inc. and its successors.

    "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, (iii) any relocation expenses and severance or shut-down costs incurred as a result of such Asset Sale, (iv) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (v) reserves against adjustments in the sale price of the asset or assets subject to such Asset Sale and reserves against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset

                                       94
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Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary of the Company) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "Offer to Purchase" means an offer to purchase Notes by the Company from the Holders commenced by mailing a notice to the Trustee and each Holder stating:
(i) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date"); (iii) that any Note not tendered will continue to accrue interest (or original issue discount) pursuant to its terms; (iv) that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest (or original issue discount) on and after the Payment Date; (v) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount at maturity of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount at maturity to the unpurchased portion of the Notes surrendered; PROVIDED that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof. On the Payment Date, the Company shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount at maturity to any unpurchased portion of the Note surrendered; PROVIDED that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase.

    "Permitted Investment" means (i) an Investment in the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into, or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; PROVIDED that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment; (ii) Temporary Cash Investments; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP and reasonable advances to sales representatives; (iv) Investments received in satisfaction of judgments,

                                       95
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bankruptcy, insolvency, workouts or similar arrangements; (v) loans to employees of the Company or any Restricted Subsidiary (A) evidenced by unsubordinated promissory notes, to the extent the proceeds thereof are used to purchase
Capital Stock of the Company, that do not in the aggregate exceed at any one time outstanding $3.0 million and (B) to pay relocation or similar expenses that do not in the aggregate exceed at any one time outstanding $500,000; (vi) Investments in debt securities or other evidences of Indebtedness (A) that are issued by companies engaged in the telecommunications business and (B) for which no public market exists; PROVIDED that when each Investment pursuant to this clause (vi) is made, the aggregate amount of Investments outstanding under this clause (vi) does not exceed the greater of (I) $2.0 million and (II) 1% of Consolidated EBITDA for the Four Quarter Period; (vii) Investments existing on the Closing Date; (viii) Strategic Investments not to exceed $10 million at any one time outstanding; and (ix) Investments in Permitted Joint Ventures not to exceed $10 million at any one time outstanding.

    "Permitted Joint Venture" means any Unrestricted Subsidiary or any other Person in which the Company or a Restricted Subsidiary owns, directly or indirectly, an ownership interest (other than a Restricted Subsidiary) and whose primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries at the time of determination.

    "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; PROVIDED that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, (1) to finance the cost (including the cost of design, development, improvement, construction, installation or integration) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease; (x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; PROVIDED that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property, assets, Capital Stock or Indebtedness of the Person so acquired; (xii) Liens in favor of the Company or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary of the Company that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date; (xviii) Liens on or sales of receivables and (xix) Liens existing on the Closing Date.

    "Pledge Account" means the account established with the Trustee pursuant to the terms of the Pledge Agreement for the deposit of the Pledged Securities purchased by the Company with a portion of the proceeds from the sale of the Original Notes.

    "Pledge Agreement" means the Collateral Pledge and Security Agreement, dated as of July 1, 1997, made by the Company in favor of the Trustee, governing the disbursement of funds from the Pledge Account, as such Agreement may be amended, restated, supplemented or otherwise modified from time to time.

    "Pledged Securities" means the securities originally purchased by the Company with a portion of the proceeds from the sale of the Notes, which consist of Government Securities, deposited in the Pledge Account, all in accordance with the terms of the Pledge Agreement.

    "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's preferred or preference equity, whether now outstanding or issued after the Closing Date, including, without limitation, all series and classes of such preferred stock or preference stock.

    "Public Equity Offering" means an underwritten primary public offering of Common Stock of the Company pursuant to an effective registration statement under the Securities Act.

    A "Public Market" shall be deemed to exist if (i) a Public Equity Offering has been consummated and (ii) at least 15% of the total issued and outstanding Common Stock of the Company has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

    "Released Indebtedness" means, with respect to any Asset Sale, Indebtedness
(i) which is owed by the Company or any Restricted Subsidiary (the "Obligors") prior to such Asset Sale, (ii) which is assumed by the purchaser or any affiliate thereof in connection with such Asset Sale and (iii) with respect to which the Obligors receive written, unconditional, valid and enforceable releases from each creditor, no later than the closing date of such Asset Sale.

    "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

    "S&P" means Standard & Poor's Ratings Services, a division of McGraw Hill, Inc., and its successors.

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    "Significant Subsidiary" means, at any date of determination, any Restricted
Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

    "Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

    "Strategic Investments" means (A) Investments that the Board of Directors has determined in good faith will enable the Company or any of its Restricted Subsidiaries to obtain additional business that it might not be able to obtain without making such Investment and (B) Investments in entities the principal function of which is to perform research and development with respect to products and services that may be used or useful in the telecommunications business; PROVIDED that the Company or one of its Restricted Subsidiaries are entitled or otherwise reasonably expected to obtain rights to such products or services as a result of such Investment.

    "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

    "Temporary Cash Investment" means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, (ii) bankers' acceptances, time deposit accounts, certificates of deposit and money market deposits maturing within 270 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause
(ii) above, (iv) commercial paper, maturing not more than 270 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, (v) securities with maturities of nine months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's, (vi) direct obligations of the British, Belgian, Dutch, French, German or Swiss governments or obligations fully and unconditionally guaranteed by any of such governments and (vii) certificates of deposit, bank promissory notes and bankers' acceptances denominated in the currency of any country of the European Union maturing not more than 365 days after the acquisition thereof and issued or guaranteed by any one of the 20 largest banks (based on assets as of the immediately preceding December 31) organized under the laws of any country in the European Union; PROVIDED such bank is not under intervention, receivership or any similar arrangement at the time of acquisition of such certificates of deposit, bank promissory notes or bankers' acceptances; PROVIDED that the aggregate principal amount of all obligations and Indebtedness included in clauses (vi) and (vii) above shall not exceed at any one time outstanding $10 million.

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
    "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

    "Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

    "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; PROVIDED that (A) any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that immediately after giving effect to such designation (x) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be incurred for all purposes of the Indenture and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

    "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

    "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

    The Indenture contains, among others, the following covenants.

    LIMITATION ON INDEBTEDNESS

    (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes and Indebtedness existing on the Closing Date); PROVIDED that the Company and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Leverage Ratio would be greater than zero and (i) less than 5 to 1, for Indebtedness Incurred by the Company, or (ii) less than 2 to 1, for Indebtedness Incurred by any Restricted Subsidiary.

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
    Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following: (i) Indebtedness outstanding at any time in an aggregate principal amount not to exceed $100 million, less any amount of Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below; (ii) Indebtedness (A) to the Company evidenced by an unsubordinated promissory note or (B) to any of its Restricted Subsidiaries; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii); (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to renew, extend, defease, refinance or refund, then outstanding Indebtedness, other than Indebtedness Incurred under clause (i), (ii), (iv), (vi), (viii) or
(ix) of this paragraph, and any refinancings thereof in an amount not to exceed the amount so renewed, extended, defeased, refinanced or refunded (plus premiums, accrued interest, fees and expenses); PROVIDED that Indebtedness the proceeds of which are used to renew, extend, defease, refinance or refund the Notes in part or Indebtedness that is PARI PASSU with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (iii) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is PARI PASSU with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made PARI PASSU with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes; and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be renewed, extended, defeased, refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be renewed, extended, defeased, refinanced or refunded; and PROVIDED FURTHER that in no event may Indebtedness of the Company be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (iii); (iv) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; PROVIDED that such agreements (a) are designed solely to protect the Company or its Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (b) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Company (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of the Company for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition; (v) Indebtedness of the Company, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described below under "Defeasance"; (vi) Guarantees of the Notes and Guarantees of Indebtedness of the Company by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Issuance of Guarantees by Restricted Subsidiaries" covenant described below; (vii) Indebtedness Incurred to finance the cost (including the cost of design, development, construction, installation or integration) of equipment, inventory or other tangible assets used or useful in the telecommunications business of the Company and its Restricted Subsidiaries acquired by the Company or a Restricted Subsidiary after the Closing Date; (viii) Indebtedness of the Company not to exceed, at any one time outstanding, two times the Net Cash

                                      100
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Proceeds received by the Company after the Closing Date from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of the Company to the extent such Net Cash Proceeds have not been used pursuant to clause (C)(2) of the first paragraph of, or clause (iii) or (iv) of the second paragraph of, the "Limitation on Restricted Payments" covenant described below to make a Restricted Payment; PROVIDED that such Indebtedness does not mature prior to the Stated Maturity of the Notes and has an Average Life longer than the Notes; and (ix) Indebtedness of the Company and any Restricted Subsidiary; PROVIDED that at the time of the Incurrence of any Indebtedness under this clause (ix) the amount of Indebtedness under this clause
(ix) does not exceed in aggregate 70% of the accounts receivable (net of accounts more than 60 days past due and reserves and allowances for doubtful accounts, determined in accordance with GAAP) of the Company and its Restricted Subsidiaries on a consolidated basis as set forth on the balance sheet of the Company most recently filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant.

    (b) Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.

    (c) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Guarantees, Liens, letters of credit or other obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (2) any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, the Company, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

    LIMITATION ON RESTRICTED PAYMENTS

    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders, provided that such dividends do not in the aggregate exceed the minority stockholders' pro rata share of such Restricted Subsidiaries' net income from the first day of the fiscal quarter beginning immediately following the Closing Date) held by Persons other than the Company or any of its Restricted Subsidiaries, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (x) the Company or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person other than the Company or any Wholly Owned Restricted Subsidiary or (y) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of the Company, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company (other than Indebtedness outstanding on the Closing Date) that is subordinated in right of payment to the Notes (other than the purchase, repurchase or the acquisition of Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in any case due within one year of the date of acquisition) or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) except with respect to Investments, the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss (determined by excluding amounts referred to in clause (3) below)) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed pursuant to the "Commission Reports and Reports to Holders" covenant PLUS (2) (A) the aggregate Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale permitted by the Indenture of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any convertible Indebtedness, Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes), (B) the aggregate Net Cash Proceeds received after the Closing Date by the Company from the issuance or sale (other than to a Subsidiary of the Company) of debt securities or shares of Disqualified Stock that have been converted into or exchanged for Common Stock of the Company, together with the aggregate cash received by the Company at the time of such conversion or exchange, in each case except to the extent such Net Cash Proceeds are used to Incur Indebtedness pursuant to clause (viii) of the second paragraph of the "Limitation on Indebtedness" covenant, and (C) the amount by which Indebtedness of the Company and its Restricted Subsidiaries is reduced upon the conversion or exchange subsequent to the Closing Date of any Indebtedness which is convertible into or exchangeable for Capital Stock (other than Disqualified Stock) of the Company PLUS (3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

    The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;
(ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant; (iii) the repurchase, redemption or other acquisition of Capital Stock of the Company (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock of the Company (other than Disqualified Stock); (iv) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of the Company which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock of the Company (other than Disqualified Stock); (v) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; (vi) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the

                                      102
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Company to the extent necessary, in the good faith judgment of the Board of
Directors of the Company, to prevent the loss or secure the renewal or reinstatement of any license or franchise held by the Company or any Restricted Subsidiary for any governmental agency; (vii) the declaration or payment of dividends on the Common Stock of the Company following a Public Equity Offering of such Common Stock, of up to 6% per annum of the Net Cash Proceeds received by the Company in all Public Equity Offerings; (viii) the purchase, redemption, retirement or other acquisition for value of Capital Stock of the Company, or options to purchase such shares, held by directors, employees or former directors or employees of the Company or any Restricted Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement, termination of employment or pursuant to the terms of any agreement under which such shares of Capital Stock or options were issued; PROVIDED that the aggregate consideration paid for such purchase, redemption, acquisition, cancellation or other retirement of such shares of Capital Stock or options after the Closing Date does not exceed $500,000 in any calendar year, or $2.0 million in the aggregate after the Closing Date; (ix) any Investment, to the extent the consideration therefor paid by the Company and its Restricted Subsidiaries consists solely of (A) Capital Stock (other than Disqualified Stock) of the Company or (B) the Net Cash Proceeds from the sale of such Capital Stock during the six months preceding such Investment, in each case except to the extent such Capital Stock or Net Cash Proceeds have been used under clause
(iii) or (iv) above; or (x) repurchases of Warrants pursuant to a repurchase offer by the Company; PROVIDED that, except in the case of clauses (i) and
(iii), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

    Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or
(iv) thereof, the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (iii) and (iv) thereof and the Restricted Payment referred to in clause (ix)(A) thereof) shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is PARI PASSU with the Notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

    Any Restricted Payments made other than in cash shall be valued at fair market value. The amount of any Investment "outstanding" at any time shall be deemed to be equal to the amount of such Investment on the date made, less the return of capital to the Company and its Restricted Subsidiaries with respect to such Investment (up to the amount of such Investment on the date made).

    LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED
     SUBSIDIARIES

    The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

    The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on the Closing Date in the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; PROVIDED that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are

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being extended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired, and any extensions, refinancings, renewals or replacements of the agreement containing such encumbrance or restriction; PROVIDED that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;
(iv) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company, or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; (vi) contained in the terms of Indebtedness having an aggregate principal amount not in excess of the greater of (1) $10 million or
(2) 10% of Consolidated EBITDA for the Four Quarter Period or any agreement pursuant to which such Indebtedness is outstanding (in each case Incurred by a Restricted Subsidiary in compliance with the "Limitation on Indebtedness" covenant) if (A) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement, (B) the encumbrance or restriction is not materially more disadvantageous to the Holders than is customary in comparable financings (as determined by the Company), (C) the Company determines that any such encumbrance or restriction will not materially affect its ability to make principal or interest payments on the Notes, (D) if the aggregate principal amount of such Indebtedness exceeds the greater of (1) $5 million and (2) 5% of Consolidated EBITDA for the Four Quarter Period, the documents pursuant to which all such indebtedness in excess of such amount is outstanding expressly state that such Restricted Subsidiary shall be entitled to take the actions referred to in clauses (i) through (iv) of the first paragraph of this covenant in an amount not to exceed 50% of the consolidated net income of such Restricted Subsidiary (after making adjustments thereto in the nature of the adjustments referred to in the definition of "Adjusted Consolidated Net Income") and (E) the Investments made by the Company and its Restricted Subsidiaries in such Restricted Subsidiary are reasonably related to the business of such Restricted Subsidiary; and (vii) provisions contained in agreements or instruments which prohibit the payment of dividends or the making of other distributions with respect to any particular class of Capital Stock of a Person other than on a PRO RATA basis. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

    LIMITATION ON THE ISSUANCE AND SALE OF CAPITAL STOCK OF RESTRICTED
     SUBSIDIARIES

    The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Company or a Wholly Owned Restricted Subsidiary; (ii) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital

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Stock of foreign Restricted Subsidiaries, to the extent required by applicable law; (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary, provided any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant, if made on the date of such issuance or sale;
(iv) issuances or sales of Common Stock, the net cash proceeds of which, if any, are promptly applied pursuant to clause (A) or (B) of the "Limitation on Asset Sales" covenant and (v) issuances and sales of up to 6% of the Common Stock of each Restricted Subsidiary in connection with employee benefit plans or arrangements.

    LIMITATION ON ISSUANCES OF GUARANTEES BY RESTRICTED SUBSIDIARIES

    The Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company which is PARI PASSU with or subordinate in right of payment to the Notes ("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; PROVIDED that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is (A) PARI PASSU with the Notes, then the Guarantee of such Guaranteed Indebtedness shall be PARI PASSU with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

    Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

    LIMITATION ON TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES

    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

    The foregoing limitation does not limit, and shall not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view, (ii) any transaction solely between the Company and any of its Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries, (iii) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the

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Company, (iv) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes, (v) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant, (vi) employment agreements with, and loans and advances to, officers and employees of the Company and its Restricted Subsidiaries, in each case in the ordinary course of business, (vii) customary indemnification arrangements in favor of directors and officers of the Company and its Restricted Subsidiaries or (viii) transactions in accordance with the provisions of the Series A Preferred Stock of the Company as set forth in the Certificate of Incorporation of the Company on the Closing Date. Notwithstanding the foregoing, any transaction covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (ii) through (vi) of this paragraph, the aggregate amount of which exceeds $3 million in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above.

    LIMITATION ON LIENS

    The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien unless, after giving effect thereto, the aggregate amount of any Indebtedness so secured, plus the Attributable Indebtedness for all sale-leaseback transactions permitted under the "Limitation on Sale-Leaseback Transactions" covenant, does not exceed 10% of Consolidated Net Tangible Assets.

    The foregoing limitation does not apply to (i) Liens existing on the Closing Date; (ii) Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries created in favor of the Holders;
(iii) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Company or such other Restricted Subsidiary; (iv) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (iii) of the second paragraph of the "Limitation on Indebtedness" covenant; PROVIDED that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced; (v) Liens on assets acquired by the Company or its Restricted Subsidiaries after the Closing Date, that are not incurred in contemplation of or in connection with such acquisition; or (vi) Permitted Liens.

    In the event that the Lien the existence of which gives rise to a Lien securing the Notes pursuant to the provisions of this covenant ceases to exist, the Lien securing the Notes required by the first paragraph of this covenant shall automatically be released and the Trustee shall execute appropriate documentation.

    LIMITATION ON SALE-LEASEBACK TRANSACTIONS

    The Company will not, and will not permit any Restricted Subsidiary to enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Company or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Company or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

    The foregoing restriction does not apply to any sale-leaseback transaction if (i) the lease is for a period, including renewal rights, of not in excess of three years; (ii) the lease secures or relates to industrial revenue or pollution control bonds; (iii) the transaction is solely between the Company and any Wholly

Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or (iv) the Company or such Restricted Subsidiary, within twelve months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (A) or (B) of the first paragraph of the "Limitation on Asset Sales" covenant described below.

    LIMITATION ON ASSET SALES

    The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale unless (i) the consideration received by the Company or such Restricted Subsidiary (including any Released Indebtedness) is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 85% of the consideration received (including any Released Indebtedness) consists of (1) cash, Temporary Cash Investments or Released Indebtedness and
(2) Indebtedness of any Person which is either repaid in cash or sold for cash within 90 days of such Asset Sale (for purposes of calculating the amount of such Indebtedness, such Indebtedness shall be valued at its principal amount, if it matures within 180 days of the consummation of such Asset Sale, or its fair market value, in all other cases). In the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of the Company and its subsidiaries has been filed pursuant to the "Commission Reports and Reports to Holders" covenant), then the Company shall or shall cause the relevant Restricted Subsidiary to (i) within twelve months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of the Company or any Restricted Subsidiary providing a Subsidiary Guarantee pursuant to the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant described above or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than the Company or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within twelve months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on the date of such investment and (ii) apply (no later than the end of the twelve-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such twelve-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

    If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $5 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate principal amount of Notes on the relevant Payment Date equal to the Excess Proceeds on such date, at a purchase price equal to 101% of the principal amount of the Notes on the relevant Payment Date, plus accrued interest (if any) to the Payment Date. Upon the consummation of an Offer to Purchase pursuant to this covenant, the amount of Excess Proceeds shall be deemed to be equal to zero, plus the amount of any Excess Proceeds not theretofore subject to an Offer to Purchase.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

    The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the principal amount thereof on the relevant Payment Date, plus accrued interest (if any) to the Payment Date.

    There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be outstanding at the time). The above covenant requiring the Company to repurchase the Notes will, unless consents are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.


    Econophone will comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other applicable federal securities laws in connection with the repurchase of Notes as a result of a Change of Control.


COMMISSION REPORTS AND REPORTS TO HOLDERS

    At all times from and after January 15, 1998, whether or not the Company is then required to file reports with the Commission, the Company shall deliver for filing to the Commission all such reports and other information as it would be required to file with the Commission by Sections 13(a) or 15(d) under the Exchange Act if it were subject thereto. The Company shall supply the Trustee and each Holder, or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information. In addition, at all times prior to the Registration, upon the request of any Holder or any prospective purchaser of the Notes designated by a Holder, the Company shall supply to such Holder or such prospective purchaser the information required under Rule 144A under the Securities Act.

EVENTS OF DEFAULT

    The following events are defined as "Events of Default" in the Indenture:
(a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; PROVIDED that the failure to make any of the first six scheduled payments of interest when due will constitute an Event of Default with no grace or cure period; (c) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or the failure to make or consummate an Offer to Purchase in accordance with the "Limitation on Asset Sales" or "Repurchase of Notes upon a Change of Control" covenant; (d) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount at maturity of the Notes; (e) there occurs with respect to any issue or issues of Indebtedness of the Company or any Significant Subsidiary having an outstanding principal amount of $5.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (f) any final judgment or order (not covered by insurance) for the

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payment of money in excess of $5.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $5.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (g) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; (h) the Company or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; or (i) the Pledge Agreement shall cease to be in full force and effect or enforceable in accordance with its terms, other than in accordance with its terms.

    If an Event of Default (other than an Event of Default specified in clause
(g) or (h) above that occurs with respect to the Company) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount at maturity of the outstanding Notes, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal amount of, premium, if any, and accrued interest, if any, on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal amount, premium, if any, and accrued interest, if any, shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to the Company, the principal amount of, premium, if any, and accrued interest, if any, on the Notes then outstanding shall IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount at maturity of the outstanding Notes, by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal amount of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "--Modification and Waiver."

    The Holders of at least a majority in aggregate principal amount at maturity of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a

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continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount at maturity of outstanding Notes make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;
(iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount at maturity of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

    The Indenture requires certain officers of the Company to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company's and its Restricted Subsidiaries' performance under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to any Person or permit any Person to merge with or into the Company unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Company or any Person becoming the successor obligor of the Notes shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction; (iv) immediately after giving effect to such transaction on a pro forma basis, (A) the Consolidated Leverage Ratio of the Company, or any Person becoming the successor obligor of the Notes, as the case may be, is no worse than 110% of the Consolidated Leverage Ratio of the Company without giving effect to such transaction or (B) the Company, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; PROVIDED that this clause (iv) shall not apply to a consolidation or merger with or into a Wholly Owned Restricted Subsidiary with a positive net worth; PROVIDED that, in connection with any such merger or consolidation, no consideration (other than Common Stock in the surviving Person or the Company) shall be issued or distributed to the stockholders of the Company; and (v) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; PROVIDED, HOWEVER, that clauses (iii) and (iv) above do not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company; and PROVIDED FURTHER that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

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DEFEASANCE

    DEFEASANCE AND DISCHARGE. The Indenture provides that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) the Company has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company, or any of its Subsidiaries is bound, and (D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

    DEFEASANCE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT. The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clauses (c) and (d) under "Events of Default" with respect to such clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and such covenants and clauses (e) and (f) under "Events of Default" shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

    DEFEASANCE AND CERTAIN OTHER EVENTS OF DEFAULT. In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of

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the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

MODIFICATION AND WAIVER

    Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount at maturity of the outstanding Notes; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount of, or premium, if any, or interest on, any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note, (v) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes or (vii) reduce the percentage or aggregate principal amount at maturity of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS, OR
  EMPLOYEES

    The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

    The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

    The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; PROVIDED, HOWEVER, that, if it acquires any conflicting interest, it must eliminate such conflict or resign.

BOOK-ENTRY; DELIVERY AND FORM

    Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

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
    So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with applicable procedures of DTC, in addition to those provided for under the Indenture.

    Payments of the principal of, and interest on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of Econophone, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Econophone expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note, as shown on the records of DTC or its nominee. Econophone also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

    Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a Certificated Note for any reason, such holder must transfer its interest in the Global Note in accordance with DTC's applicable procedures.

    Econophone expects that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose accounts the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the applicable Global Note for certificated notes ("Certificated Notes"), which it will distribute to its participants.

    Econophone understands that: DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

    Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Econophone nor the Trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

    CERTIFICATED NOTES. If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by Econophone within 90 days, Econophone will issue Certificated Notes in exchange for the Global Notes.

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
                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion is a summary of the material tax consequences of the exchange of the Original Notes for the Exchange Notes and of the ownership and disposition of the Exchange Notes under U.S. federal income tax laws. The discussion does not deal with all possible tax consequences relating to an investment in the Exchange Notes. In particular, the discussion does not address the tax consequences under state, local and foreign tax laws. In addition, the discussion does not address U.S. federal income tax consequences to persons who do not hold the Exchange Notes as capital assets. The discussion also does not address the tax treatment of holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities and holders who hold the Exchange Notes as part of a straddle or conversion transaction or whose functional currency is not the dollar. Accordingly, each prospective investor should consult its tax advisor regarding the tax consequences to it of an investment in the Exchange Notes. The following discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder, rulings and judicial decisions as of the date of this Prospectus, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below, possibly with retroactive effect. As used herein, a "U.S. Holder" is a beneficial owner who is (i) a citizen or resident of the United States, (ii) a U.S. domestic corporation, (iii) an estate, the income of which is subject to United States federal income tax regardless of the source or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States fiduciaries have the authority to control all its substantial decisions. "A Non-U.S. Holder" is a beneficial owner who is not a U.S. Holder. The summary of U.S. federal income tax consequences is based upon the advice of Schulte Roth & Zabel LLP, counsel to Econophone.

    THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. EACH HOLDER IS STRONGLY URGED TO CONSULT WITH ITS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH HOLDER'S PERSONAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN OR OTHER TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES AND WARRANTS.

ALLOCATION OF PURCHASE PRICE BETWEEN NOTES AND WARRANTS

    THE ORIGINAL NOTES--UNITS

    For U.S. federal income tax purposes, the Original Notes were originally issued and sold as part of a Unit, comprised of one Original Note and one Warrant to purchase 8.167 shares of Common Stock. The issue price of a Unit was allocated between the Notes and the Warrants based on the Company's best judgment of the relative fair market values of each such component of the Unit on the issue date. The Company allocated $963.90 to each Note and $36.10 to each Warrant. Under regulations issued under provisions of the Code relating to original issue discount (the "OID Regulations"), each Holder will be bound by such allocation for U.S. federal income tax purposes unless such Holder discloses on a statement attached to its tax return for the taxable year that includes the acquisition date of such Unit that its allocation differs from that of the Company. No assurance can be given that the Internal Revenue Service (the "IRS") will accept the Company's allocation. If the Company's allocation were successfully challenged by the IRS, the issue price, original issue discount accrual on the Note and gain or loss on the sale or disposition of a Note would be different from that resulting under the allocation determined by the Company.

    The exchange of Original Notes for Exchange Notes pursuant to the Exchange Offer will not be a taxable event for federal income tax purposes. As a result, there will not be any material U.S. federal income tax consequences to a holder exchanging Original Notes for the Exchange Notes pursuant to the Exchange Offer.

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
    Because each Exchange Note is a continuation of the corresponding Original Note, the remainder of this discussion of certain federal income tax consideration generally refers only to "Notes".

NOTES

    TAXATION OF INTEREST

    Stated interest payments on the Notes will be taxable to a U.S. Holder when received or accrued in accordance with such Holder's method of tax accounting.

ORIGINAL ISSUE DISCOUNT

    GENERAL

    The allocation of issue price to the Notes and the Warrants will generate a discount element for the Notes. If a debt instrument is originally issued at a discount that is equal to or greater than .25% multiplied by the product of its "stated redemption price at maturity" (as defined below) and the number of complete years to maturity from the issue date, the debt instrument will bear OID for U.S. federal income tax purposes.

    Because the Notes were issued with OID, each U.S. Holder is required to include in income (regardless of whether such U.S. Holder is a cash or accrual basis taxpayer) in each taxable year, in advance of the receipt of corresponding cash payments on such Notes, that portion of the OID, computed on a constant yield basis, attributable to each day during such year on which the U.S. Holder held the Notes. See "--Taxation of Original Issue Discount."

    The amount of OID with respect to each Note will be equal to the excess of
(i) its "stated redemption price at maturity" over (ii) its issue price. Under the OID Regulations, the "stated redemption price at maturity" of each Note will include all payments to be made in respect thereof other than payments of "qualified stated interest." "Qualified stated interest" payments are payments of interest which are unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a qualifying rate, including a single fixed rate. The "issue price" of a Note is determined in the manner described under "--Allocation of Purchase Price Between Notes and Warrants."

    TAXATION OF ORIGINAL ISSUE DISCOUNT

    A U.S. Holder of a debt instrument issued with OID is required to include in gross income for U.S. federal income tax purposes an amount equal to the sum of the "daily portions" of such OID for all days during the taxable year on which the Holder holds the debt instrument. The daily portions of OID required to be included in a Holder's gross income in a taxable year will be determined upon a constant yield basis by allocating to each day during the taxable year on which the Holder holds the debt instrument a pro-rata portion of the OID on such debt instrument which is attributable to the "accrual period" in which such day is included. Accrual periods with respect to a Note may be of any length and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period. The amount of the OID attributable to each "accrual period" will be the difference between (A) the product of the "adjusted issue price" at the beginning of such accrual period and the "yield to maturity" of the debt instrument (stated in a manner appropriately taking into account the length of the accrual period) and
(B) qualified stated interest allocable to such accrual period. The "yield to maturity" is the discount rate that, when used in computing the present value of all payments to be made under the Notes produces an amount equal to the issue price of the Notes. The "adjusted issue price" of a debt instrument at the beginning of an accrual period is defined generally as the issue price of the debt instrument plus the aggregate amount of OID that accrued in all prior accrual periods, less any cash payments on the debt instrument other than payments of qualified stated interest. Accordingly, a U.S. Holder of a Note will be required to include OID in gross income for U.S. federal tax purposes in advance of the receipt of cash in respect of such income. The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length. The amount of OID allocable to the final accrual period at maturity of the Note is the difference between (x) the amount payable at the maturity of the Note (other than a payment of "qualified stated interest"), and (y) the Note's adjusted issue price as of the beginning of the final accrual period.

    The deduction by the Company of OID with respect to a Note will be denied since the Note is an "applicable high yield discount obligation," as defined in
Section 163(i) of the Code. Although the Note is characterized as an applicable high yield discount obligation, the Company would continue to be entitled to deduct stated interest with respect to the Note as it accrues, but would not be able to deduct OID with respect to the Note. A U.S. Holder may be entitled to treat such OID as a dividend, which dividend may qualify for the dividends received deduction generally available to U.S. Holders that are corporations. Corporate U.S. Holders of Notes should consult with their own tax advisors as to the applicability of the dividends received deduction.

    ADJUSTED TAX BASIS OF NOTES

    An original U.S. Holder's initial tax basis in a Note generally will be equal to the portion of the issue price of a Unit that is properly allocable to the Note, and thereafter such basis will be increased by the amount of OID that is included in such U.S. Holder's income pursuant to the foregoing rules and decreased by the amount of any cash payments received other than payments of "qualified stated interest."

    MARKET DISCOUNT, ACQUISITION PREMIUM

    If a U.S. Holder purchases a Note for an amount that is less than the adjusted issue price of the Note at the time of acquisition, the amount of such difference will be treated as "market discount" for U.S. federal income tax purposes, unless such difference is less than a specified DE MINIMIS amount. Under the market discount rules, a U.S. Holder will be required to treat any principal payment on a Note and any gain on the sale, exchange, retirement or other disposition of a Note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. If a U.S. Holder makes a gift of a Note, accrued market discount, if any, will be recognized as if such U.S. Holder had sold such Note for a price equal to its fair market value. In addition, a U.S. Holder may be required to defer, until the maturity of the Note or an earlier disposition of the Note in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note.

    Any market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue market discount on a constant interest method. A U.S. Holder of a Note may elect to include market discount in income currently as it accrues (on either a straight-line basis or constant interest method), in which case the rules described above regarding the deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired by such U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

    A U.S. Holder who acquires a Note for an amount that is greater than the adjusted issue price of such Note but equal to or less than the sum of all amounts payable on such Note after the purchase date will be considered to have purchased such Note at an "acquisition premium." Under the acquisition premium rules of the Code and the OID Regulations, the daily portion of OID which such holder must include in its gross income with respect to such Note for any taxable year will be reduced by an amount equal to the OID multiplied by a fraction, the numerator of which is the amount of such acquisition premium and the denominator of which is the OID remaining from the date the Note was purchased to their maturity date.

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
SALE OR REDEMPTION OF NOTES

    Unless a nonrecognition provision applies, the sale, exchange, redemption (including pursuant to an offer by Econophone) or other disposition of a Note will be a taxable event for U.S. federal income tax purposes. In such event, a U.S. Holder will recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received upon such sale, exchange, redemption or other taxable disposition and (ii) the U.S. Holder's adjusted tax basis in the Note. Except with respect to accrued market discount with respect to a Note, such gain or loss should be capital gain or loss and will be long-term capital gain or loss if the Note has been held by the U.S. Holder for more than one year at the time of such sale, exchange, redemption or other disposition. The excess of net long-term capital gains over net short-term capital losses is taxed at a lower rate than ordinary income for certain non-corporate taxpayers. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

    Under present U.S. federal income tax law, and subject to the discussion below concerning backup withholding:

        (a) payments of principal and interest (including OID) and premium on a Note by the Company or any paying agent to any Non-U.S. Holder which does not hold the Note in connection with a trade or business in the United States, will not be subject to U.S. federal withholding tax, provided that, in the case of amounts paid with respect to interest or accrued OID, (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code and
    (ii) the beneficial owner thereof fulfills the statement requirement set forth in Section 871(h) or Section 881(c) of the Code (described below);

        (b) such a non-U.S. Holder of a Note will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of such Note unless such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

    Sections 871(h) and 881(c) of the Code require that, in order to obtain the portfolio interest exemption from withholding tax described in paragraph (a) above, either the beneficial owner of a Note or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding the Note on behalf of such beneficial owner, files a statement with the withholding agent to the effect that the beneficial owner of the Note is not a U.S. Holder. Under temporary United States Treasury Regulations, such requirement will be fulfilled if the beneficial owner of a Note certifies on IRS Form W-8, under penalties of perjury, that it is not a U.S. Holder and provides its name and address, and files such statement with the withholding agent, or if any Financial Institution holding the Note on behalf of the beneficial owner files a statement with the withholding agent to the effect it has received such a statement from the holder (and furnishes the withholding agent with a copy thereof). A Non-U.S. Holder of a Note who does not meet the requirements of the second preceding sentence would generally be subject to U.S. federal withholding at a flat rate of 30% (or a lower applicable treaty rate) on payments of interest (including OID) on the Notes. The IRS has proposed regulations that if finalized would modify certain of the certification requirements described above.

    If a Non-U.S. Holder of a Note is engaged in a trade or business in the United States, any interest (including any OID) on the Note and any gain realized on the sale, exchange or other disposition of the Note which is effectively connected with the conduct of such trade or business will generally be subject to the regular United States income tax in the same manner as if the Non-U.S. Holder were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the Company a properly executed IRS Form 4224 in order to claim an exemption from withholding tax on payments of interest (or accrued OID) on a Note. In addition, if such Non-U.S. Holder is a corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest (including
OID) on such a Note and any gain recognized on the sale, exchange or other disposition of a Note will be included in the earnings and profits of such Non-U.S. Holder.

    Notes held by an individual who is neither a citizen nor a resident of the United States for U.S. federal income tax purposes at the time of such individual's death will not be subject to U.S. federal estate tax, provided that the income from the Notes was not or would not have been effectively connected with a U.S. trade or business of such individual and that such individual qualified for the exemption from U.S. federal withholding tax (without regard to the certification requirements) that is described above.

    Non-U.S. Holders should consult with their tax advisers regarding U.S. and foreign tax consequences with respect to the Notes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    "Backup" withholding and information reporting requirements may apply to certain payments of principal and interest (including OID) on a Note and to certain payments of proceeds of the sale or retirement of a Note. The Company, its agent, a broker, the Trustee or any paying agent, as the case may be, will be required to withhold tax from any payment that is subject to backup withholding at a rate of 31% of such payment if the U.S. Holder fails to furnish his taxpayer identification number (social security number or employer identification number), to certify that such U.S. Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, all corporations) are not subject to the backup withholding and information reporting requirements.

    Under current Treasury Regulations, backup withholding and information reporting will not apply to payments made by the Company or any agent thereof (in its capacity as such) to a Holder of a Note who has provided the required certification under penalties of perjury that it is not a U.S. Holder as set forth in clause (a)(ii) in the first paragraph under "--Tax Consequences to Non-U.S. Holders" or has otherwise established an exemption (provided that neither the Company nor such agent has actual knowledge that the Holder is a U.S. Holder or that the conditions of such exemption are not in fact satisfied).

    Payment of the proceeds from the sale by a Non-U.S. Holder of a Note made to or through a foreign office of a broker will not be subject to U.S. information reporting or backup withholding, except that if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes or a foreign person, 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, U.S. information reporting, but not backup withholding, may apply to such payments. Payments of the proceeds from the sale of a Note to or through the United States office of a broker is subject to U.S. information reporting and backup withholding unless the Holder certifies as to its non-U.S. status or otherwise establishes an exemption from U.S. information reporting and backup withholding.

    Any amounts withheld under the backup withholding rules from a payment to a Holder may be claimed as a credit against such Holder's U.S. federal income tax liability, provided that the required information is provided to the IRS.

    The Company is required to furnish certain information to the IRS, and will furnish annually to record holders of Notes, information with respect to interest and OID accruing during the calendar year. The OID information will be based upon the adjusted issue price of the debt instrument as if the Holder were the original Holder of the debt instrument. No assurance can be given that the IRS will not challenge the accuracy of the reported information. Holders who purchase Notes for an amount other than the adjusted issue price and/or on a date other than the last day of an accrual period will be required to determine for themselves the amount of OID, if any, they are required to include in gross income for U.S. federal income tax purposes.

                              PLAN OF DISTRIBUTION

    Reference is made to "The Exchange Offer" above for a description of the Exchange Offer, including the purpose of the Exchange Offer, the basis upon which the Exchange Notes are offered and expenses incurred in connection with the Exchange Offer.

    Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market making activities or other trading activities. The Company will, during the period ending 180 days after the last Exchange Date, make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

    Neither the Company nor any of its affiliates has entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes and will not receive any proceeds from any sale of Exchange Notes by any broker-dealers or any other persons. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of the resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker or dealer and/or the purchaser of any such Exchange Notes. Any broker or dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    The Company has agreed in the Registration Rights Agreement to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and expenses of counsel for the underwriters or Holders of the Exchange Notes.

                                 LEGAL MATTERS

    Certain legal matters in connection with the Exchange Notes being offered hereby will be passed upon for the Company by Schulte Roth & Zabel LLP, 900 Third Avenue, New York, New York 10022.


                                    EXPERTS



    The financial statements and schedules included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                    GLOSSARY

    CARRIER: A party that resells either owned or leased transmission capacity to other resellers or to end-users.

    CARRIER GRADE SWITCH: A switch of the type and quality typically used by a PTO or other large telecommunications service provider.

    FACILITIES-BASED: Ownership of long distance interexchange and transmission facilities.

    INTEREXCHANGE: Between two local telephone exchanges. "Interexchange facilities" are facilities used to transmit calls between local telephone exchanges. "Interexchange carriers" are carriers providing long distance telephone service.

    IRU: Indefeasible Rights of Use. The rights to use a telecommunications system, usually an overseas cable, with most of the rights and interests of ownership, but without the right to control or manage the facility and, depending upon the particular agreement, without any right to salvage or duty to dispose of the cable at the end of its useful life.

    LEASED LINES: Point-to-point permanent connections that can carry voice and data. Leased lines are owned and maintained by PTOs or third party resellers.

    LEC: Local Exchange Carrier. Companies from which Econophone and other long distance providers must purchase "access services" to originate and terminate calls in the United States.

    LOCAL CONNECTIVITY: Physical circuits connecting the facilities of a telecommunications service provider to the interexchange and transmission facilities of a PTO, providing it with access into and egress from the PSTN.

    MULTIPLEXING EQUIPMENT: Equipment that compresses a telephone call so that more calls can simultaneously travel over the same line.

    NODE: Equipment that collects and relays telephone calls to a switch. A node is functionally equivalent to a point of presence; however, unlike a point of presence, a node is connected to multiplexing equipment that compresses the call traffic to be transmitted to a switch.

    POINT OF PRESENCE: A location where a long distance carrier has installed transmission equipment that collects calling traffic and relays calls to a switch. A point of presence features equipment that is functionally equivalent to a node; however, unlike a node, the equipment at a point of presence is not connected to multiplexing equipment.

    PSTN: Public switched telephone network. Refers to the telephone network accessible by the public at large through private lines, wireless systems and pay phones.

    PTO: Principal Telecommunications Operators. The dominant carrier in each country, often government-owned or protected. Commonly referred to as the Postal, Telephone and Telegraph Company, or PTT.

    RBOC: Regional Bell Operating Company. The regional long distance service providers divested by AT&T in 1984.

    SWITCH: A device that opens or closes circuits or selects the paths or circuits to be used for transmission of voice and/or data.

    VALUE-ADDED FEATURE: A feature coupled with a transmission service that enhances, but is not necessary for providing, the transmission service. Value-added features that can be offered with voice telephony include, without limitation, speed dial, redial and voice mail.

    VIRTUAL PRIVATE NETWORK: A service provided to customers that only can be used to call preprogrammed calling locations, typically within the customer's company. Calls are completed using abbreviated dialing.

                                ECONOPHONE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                                PAGE
                                                                                                             -----------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS...................................................................         F-2

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1995 AND 1996 AND UNAUDITED AS OF JUNE 30, 1997.............         F-3

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND FOR THE
  UNAUDITED SIX MONTH PERIODS ENDED JUNE 30, 1996 AND 1997.................................................         F-4

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND
  FOR THE UNAUDITED SIX MONTH PERIOD ENDED JUNE 30, 1997...................................................         F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND FOR THE
  UNAUDITED SIX MONTH PERIODS ENDED JUNE 30, 1996 AND 1997.................................................         F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.................................................................         F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
  Econophone, Inc.:

    We have audited the accompanying consolidated balance sheets of Econophone, Inc. (a New York corporation) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Econophone, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years ended December 31, 1996, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

New York, New York


March 4, 1997 (except with respect to matters discussed in Note 15 as to which the date is July 1, 1997)

                       ECONOPHONE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                           DECEMBER 31, 1995 AND 1996
                               AND JUNE 30, 1997


                                                                                                      JUNE 30,
                                                                                                        1997
                                                                          1995           1996       -------------
                                                                      -------------  -------------   (UNAUDITED)

                               ASSETS
CURRENT ASSETS:
  Cash..............................................................  $     106,122  $   6,271,641  $     631,833
  Accounts receivable, net of allowance for doubtful accounts of
    $470,610, $761,372 and $761,372, respectively...................      7,349,134      7,946,042     12,764,690
  Prepaid expenses and other current assets.........................        160,826        511,326      1,666,420
                                                                      -------------  -------------  -------------
      Total current assets..........................................      7,616,082     14,729,009     15,062,943

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS net of accumulated depreciation and amortization of $634,749, $1,643,151 and
  $2,418,499, respectively (Note 4).................................      2,581,317      6,242,472     11,224,774
TERRITORIAL RIGHTS (Note 5).........................................       --            1,922,222      1,855,556
OTHER ASSETS (Note 6)...............................................        310,822      1,783,855      1,935,802
                                                                      -------------  -------------  -------------
      Total assets..................................................  $  10,508,221  $  24,677,558  $  30,079,075
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
           LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable..................................................  $   7,528,359  $   5,190,086  $   9,211,071
  Accrued expenses and other current liabilities....................        498,663      6,188,847      6,939,493
  Short-term borrowings (Note 8)....................................        200,000      2,127,726        485,810
  Current maturities of long-term debt (Note 8).....................        323,119        753,881        649,628
  Current maturities of obligations under capital lease (Note 14)...         24,855        130,867        153,882
  Current maturities of notes payable--related party (Note 12)......          9,981          7,884         10,234
  Deferred revenue..................................................        494,409        859,803      1,509,803
  Bridge loan payable...............................................             --             --      7,000,000
                                                                      -------------  -------------  -------------
      Total current liabilities.....................................      9,079,386     15,259,094     25,959,921

LONG-TERM DEBT (Note 8).............................................        354,415      1,707,941      4,101,752
OBLIGATIONS UNDER CAPITAL LEASE (Note 14)...........................         36,332        235,074        385,758
NOTES PAYABLE--RELATED PARTY (Note 12)..............................        328,070        319,531        311,271
COMMITMENTS AND CONTINGENCIES (Note 14)
SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK (Note 11)...........       --           13,357,940     14,281,985
STOCKHOLDERS' EQUITY (DEFICIT) (Note 10):
  Common stock--voting, par value $.0001; authorized 29,250,000 shares; 20,000,000 shares issued and outstanding in 1995 and
    1996............................................................          2,000          2,000          2,000
  Non-Voting Common stock, par value $.0001; authorized 500,000
    shares; no shares issued and outstanding........................       --             --             --
  Additional paid-in capital........................................        391,883        481,870        481,870
  Cumulative translation adjustment.................................       --             --              (10,664)
  Retained earnings (accumulated deficit)...........................        316,135     (6,685,892)   (15,434,818)
                                                                      -------------  -------------  -------------
      Total stockholders' equity (deficit)..........................        710,018     (6,202,022)   (14,961,612)
                                                                      -------------  -------------  -------------
      Total liabilities and stockholders' equity (deficit)..........  $  10,508,221  $  24,677,558  $  30,079,075
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------


      The accompanying notes are an integral part of these balance sheets.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                            FOR THE SIX
                                                                                            MONTHS ENDED
                                             FOR THE YEARS ENDED DECEMBER 31,                 JUNE 30,
                                        ------------------------------------------  ----------------------------
                                            1994          1995           1996           1996           1997
                                        ------------  -------------  -------------  -------------  -------------
                                                                                            (UNAUDITED)
REVENUES..............................  $  8,522,611  $  27,490,490  $  45,102,882  $  22,991,516  $  30,445,881
COST OF SERVICES......................     5,539,856     19,735,530     35,368,603     16,332,974     24,011,504
                                        ------------  -------------  -------------  -------------  -------------
      Gross profit....................     2,982,755      7,754,960      9,734,279      6,658,542      6,434,377
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES............................     2,012,282      7,087,735     14,833,779      7,805,162     12,896,158
DEPRECIATION AND AMORTIZATION.........       168,022        388,508      1,127,429        393,494      1,135,856
                                        ------------  -------------  -------------  -------------  -------------
      Income (loss) from operations...       802,451        278,717     (6,226,929)    (1,540,114)    (7,597,637)
OTHER INCOME..........................       --              31,425        106,580         20,922         86,663
FOREIGN CURRENCY EXCHANGE GAIN (LOSS),
  net.................................       100,000        (41,097)        26,649        (10,298)       (28,321)
INTEREST EXPENSE, net.................      (103,134)      (147,826)      (295,677)       (77,929)      (285,586)
                                        ------------  -------------  -------------  -------------  -------------
      Income (loss) before provision
        for taxes.....................       799,317        121,219     (6,389,377) $  (1,607,419) $  (7,824,881)
PROVISION (BENEFIT) FOR TAXES.........        72,994       --             --             --             --
                                        ------------  -------------  -------------  -------------  -------------
      Net income (loss)...............  $    726,323  $     121,219  $  (6,389,377) $  (1,607,419) $  (7,824,881)
                                        ------------  -------------  -------------  -------------  -------------
                                        ------------  -------------  -------------  -------------  -------------
EARNINGS (LOSS) PER SHARE.............  $        .04  $         .01  $        (.32) $        (.08) $        (.39)
                                        ------------  -------------  -------------  -------------  -------------
                                        ------------  -------------  -------------  -------------  -------------
PRO FORMA INFORMATION (Note 2):
  Income before pro forma provision
    for income taxes..................  $    799,317  $     121,219
  Pro forma provision for income
    taxes.............................       344,762         41,214
                                        ------------  -------------
      Pro forma net income............  $    454,555  $      80,005
                                        ------------  -------------
                                        ------------  -------------
PRO FORMA NET INCOME PER SHARE........  $        .02  $         .00
                                        ------------  -------------
                                        ------------  -------------
WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES USED IN THE COMPUTATION......    20,000,000     20,000,000     20,000,000     20,000,000     20,000,000
                                        ------------  -------------  -------------  -------------  -------------
                                        ------------  -------------  -------------  -------------  -------------


        The accompanying notes are an integral part of these statements.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996


                  AND THE SIX MONTH PERIOD ENDED JUNE 30, 1997



                                                                                  RETAINED
                                               COMMON STOCK        ADDITIONAL     EARNINGS     CUMULATIVE
                                          -----------------------   PAID-IN     (ACCUMULATED   TRANSLATION
                                             SHARES      AMOUNT     CAPITAL       DEFICIT)     ADJUSTMENT       TOTAL
                                          ------------  ---------  ----------  --------------  -----------  --------------
BALANCE, December 31, 1994..............    20,000,000  $   2,000  $  391,883  $      694,217      --       $    1,088,100
  Net income............................       --          --          --             121,219      --              121,219
  Dividends.............................       --          --          --            (499,301)     --             (499,301)
                                          ------------  ---------  ----------  --------------  -----------  --------------
BALANCE, December 31, 1995..............    20,000,000      2,000     391,883         316,135      --              710,018
  Distribution of S Corporation
    Earnings............................       --          --          --            (316,135)     --             (316,135)
  Contribution of Capital to C
    Corporation.........................       --          --          89,987        --            --               89,987
  Net loss..............................       --          --          --          (6,389,377)     --           (6,389,377)
  Accretion of preferred stock..........       --          --          --             (15,115)     --              (15,115)
  Dividends on preferred stock..........       --          --          --            (281,400)     --             (281,400)
                                          ------------  ---------  ----------  --------------  -----------  --------------
BALANCE, December 31, 1996..............    20,000,000  $   2,000  $  481,870  $   (6,685,892)     --       $   (6,202,022)
  Net Loss..............................       --          --          --          (7,824,881)     --           (7,824,881)
  Accretion of Preferred Stock..........       --          --          --             (45,451)     --              (45,451)
  Dividends on Preferred Stock..........       --          --          --            (878,594)     --             (878,594)
  Cumulative Translation Adjustment.....       --          --          --            --           (10,664)         (10,664)
                                          ------------  ---------  ----------  --------------  -----------  --------------
BALANCE, June 30, 1997 (unaudited)......    20,000,000  $   2,000  $  481,870  $  (15,434,818)  $ (10,664)  $  (14,961,612)
                                          ------------  ---------  ----------  --------------  -----------  --------------
                                          ------------  ---------  ----------  --------------  -----------  --------------


        The accompanying notes are an integral part of these statements.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                  FOR THE YEARS ENDED                SIX MONTHS
                                                                      DECEMBER 31,                 ENDED JUNE 30,
                                                           ----------------------------------  ----------------------
                                                              1994        1995        1996        1996        1997
                                                           ----------  ----------  ----------  ----------  ----------
                                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)......................................  $  726,323  $  121,219  $(6,389,377) $(1,607,419) $(7,824,881)
  Adjustments to reconcile net loss to net cash provided
    by (used in) operating activities
    Depreciation and amortization........................     168,022     388,508   1,127,429     393,646   1,135,856
    Provision for doubtful accounts......................     420,126     721,215     290,762     (62,620)     --
    Effect of prior period adjustment directly related to
      sales..............................................      60,889      --          --          --          --
  Changes in assets and liabilities
    Increase in accounts receivable......................  (2,138,140) (5,694,774) (2,887,670)   (449,486) (4,840,819)
    Decrease (increase) in prepaid expenses and other
      current assets.....................................      39,786    (189,879)   (350,500)   (144,200)   (780,514)
    Increase in other assets.............................      --          --      (1,514,284)     (2,109)   (798,198)
    Increase in accounts payable, accrued expenses and
      other current liabilities..........................   1,197,291   6,196,439   3,351,953   1,886,558   4,760,967
    Increase in deferred revenue.........................      --         494,409     365,394      45,280     650,000
                                                           ----------  ----------  ----------  ----------  ----------
      Net cash provided by (used in) operating
        activities.......................................     474,297   2,037,137  (6,006,293)     59,650  (7,697,589)
                                                           ----------  ----------  ----------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment.....................    (735,555) (1,206,077) (4,246,997) (2,152,090) (3,285,305)
  Issuance of note receivable............................     (65,000)     --          --          --          --
                                                           ----------  ----------  ----------  ----------  ----------
      Net cash used in investing activities..............    (800,555) (1,206,077) (4,246,997) (2,152,090) (3,285,305)
                                                           ----------  ----------  ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from sale of preferred stock..............      --          --      13,061,425      --          --
  Proceeds from bridge loan..............................      --          --          --          --       7,000,000
  Proceeds from line of credit...........................      --       1,760,000     800,000      --          --
  Repayments of line of credit...........................     (48,500) (1,860,000) (1,000,000)     --          --
  Proceeds from short-term borrowings....................      --          --       5,436,582      50,000      --
  Repayments of short-term borrowings....................      --          --      (3,308,855)             (1,641,916)
  Proceeds from long-term debt...........................     350,000      --       2,232,195   4,201,847     118,618
  Repayments of long-term debt...........................      --        (116,400)   (447,910)   (548,009)
  Repayments of notes payable--related party.............      (8,080)     (9,383)    (10,636)                 (5,910)
  Repayments of capital leases...........................      --         (85,379)   (117,844)    (40,874)   (127,706)
  Dividend paid..........................................      --        (499,301)   (226,148)   (226,148)     --
  Net repayments of shareholder loans....................      (1,414)     --          --          --          --
                                                           ----------  ----------  ----------  ----------  ----------
      Net cash provided by (used in) financing
        activities.......................................     292,006    (810,463) 16,418,809   3,436,814   5,343,086
                                                           ----------  ----------  ----------  ----------  ----------
      (Decrease) increase in cash........................     (34,252)     20,597   6,165,519   1,344,374  (5,639,808)
  CASH, beginning of period..............................     119,777      85,525     106,122     106,122   6,271,641
                                                           ----------  ----------  ----------  ----------  ----------
  CASH, end of period....................................  $   85,525  $  106,122  $6,271,641  $1,450,496  $  631,833
                                                           ----------  ----------  ----------  ----------  ----------
                                                           ----------  ----------  ----------  ----------  ----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for
    Interest.............................................  $   60,661  $  193,455  $  210,280  $   74,054  $  245,297
    Income taxes.........................................       8,000     193,554      --          --          --
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
  Accretion of preferred stock...........................  $   --      $   --      $   15,115      --      $   45,451
  Accrued dividends on preferred stock...................      --          --         281,400      --         878,594
  Capital leases entered into to purchase fixed assets...     170,000     471,000     423,060      --       2,472,345


        The accompanying notes are an integral part of these statements.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1996

1. NATURE OF BUSINESS

    Econophone, Inc. ("Econophone") is a switch-based provider of long-distance telecommunications services in certain major western European and U.S. markets. Econophone's customer base consists primarily of small- and medium-sized businesses, ethnic communities, expatriates and carriers, with a focus on customers with significant international calling needs. In the United Kingdom and the United States, Econophone provides principally international and domestic long distance, calling card, prepaid and carrier services. In continental Europe, Econophone provides principally international long distance, calling card and prepaid services.

    In March 1996, the Company changed its name to Econophone, Inc. from Switchtel Communications Corp.

    Econophone intends to significantly expand its operations in its current markets and to enter into a number of markets where it currently does not have operations. Econophone's prospects must, therefore, be considered in light of the risks, expenses, problems and delays inherent in substantially expanding a business and in establishing a new business in an evolving industry. The Company is subject to a number of risks and uncertainties associated with its rapid growth and current plans for expansion, including, among other things, its limited operating history and its expectation to incur negative cash flow from operations for at least the next couple of years and operating and net losses for at least the next few years. In addition, the Company's dependence on independent sales agents and resellers, its requirements for substantial capital expenditures in the future and its current reliance on availability of telecommunications transmission lines, which is limited, could influence the Company's future results. (See further discussion included in "Risk Factors"). In April 1997, the Company received bridge financing to support capital expenditures and general operations (Note 15).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Econophone and its wholly owned subsidiaries: American Telemedia, Ltd. (England), Econophone, Ltd. (Ireland), Econophone, Ltd. (Brussels), Econophone France SARL, Econophone GmbH (Germany), Gemlink (Antwerp), Econophone (Hellas), S.A. (Greece), and its 70% owned subsidiary, Telco Global Communications Ltd. (England) (collectively, the "Company"). The full amount of the net loss for the year ended December 31, 1996 for Telco Global Communications Ltd. has been recorded in the consolidated financial statements of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

INTERIM FINANCIAL INFORMATION

    The unaudited consolidated balance sheet at March 31, 1997 and the consolidated statements of operations, shareholders' equity and cash flows for the three months ended March 31, 1997 and 1996 include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's financial position and the Company's results of operations and cash flows.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1995 AND 1996

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

    The Company records revenue based on minutes of service provided. Deferred revenue consists of unused minutes on prepaid calling cards.

PROPERTY AND EQUIPMENT

    Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years. Beginning July 1996, the Company adjusted the useful lives of equipment to be more reflective of their actual usefulness. The change in estimate was accounted for on a going forward basis. The impact to the 1996 results of operations was not material. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the lease term or estimated useful lives of the improvements.

INTERNAL-USE SOFTWARE

    The Company capitalizes certain software development costs for internal use. For the year ended December 31, 1996, the Company incurred approximately $230,000 of such costs and have included them in Other Assets. The capitalized software development costs are reported at the lower of unamortized cost or net realizable value. These costs are amortized on a straight-line basis over the estimated useful life, generally two years.

LONG-LIVED ASSETS

    The Company's policy is to record long-lived assets at cost. In accordance with Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be reasonable. Furthermore, the assets are evaluated for continuing value and proper useful lives by comparison to expected future cash projections. At December 31, 1996, the adoption of SFAS 121 did not have a material effect on the Company. The Company amortizes these costs over the expected useful life of the related asset.

INCOME TAXES

    Prior to 1996, the Company was an S Corporation for federal and state income tax purposes and, as a result, the earnings of the Company were taxable directly to the shareholders. During 1996, the Company changed its tax status to a C Corporation. In addition to the federal, state and local income taxes, the

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1995 AND 1996

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Company is also liable for New York State taxes as a telephone and transmission corporation and for New York City General Corporation Tax and Utilities Tax.

    In the accompanying financial statements, pro forma income taxes have been provided for at the expected effective rate as if the Company was a C Corporation for the years ended December 31, 1994 and 1995.

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the year in which those temporary differences are expected to be recovered or settled.

STOCK-BASED COMPENSATION

    Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation awards to employees and directors using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options awarded to employees and directors is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee or director must pay to acquire the stock.

    As required, the Company has adopted SFAS No. 123 to account for stock-based compensation awards to outside consultants and affiliates. Accordingly, compensation costs for stock option awards to outside consultants and affiliates is measured at the date of grant based on the fair value of the award using The Black-Scholes option pricing model. (See Note 13).

FOREIGN CURRENCY EXCHANGE

    The financial statements of all foreign subsidiaries were prepared in their respective local currencies and translated into U.S. dollars based on the current exchange rate at the end of the period for the balance sheet and a weighted-average rate for the period on the statement of operations. Translation adjustments generally are reflected as foreign currency translation adjustments in the Statement of Stockholders' Equity and, accordingly, have no effect on net income. Translation adjustments, which were immaterial for the years ended December 31, 1996 and 1995, are reflected as foreign currency transaction adjustments in the Statements of Operations. Transaction adjustments for all foreign subsidiaries are included in income.

RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform with the current year's presentation.

PER SHARE DATA

    Per share data is based on the weighted average number of common shares outstanding and dilutive common equivalent shares assumed to be outstanding during the period (using the treasury stock method

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1995 AND 1996

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) for dilutive common equivalent shares). Common equivalent shares consist of options to purchase common stock.

    Fully diluted loss per share has not been presented for the outstanding options as they are anti-dilutive.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 107 ("SFAS No. 107") entitled "Disclosures About Fair Value of Financial Instruments," which requires entities to disclose information about the fair values of their financial instruments.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

LONG AND SHORT-TERM DEBT

    The carrying amount of the Company's short-term borrowings approximates fair value. The fair value of the Company's long-term debt, including current portions, is determined based on management's estimates of market prices for similar debt instruments or on the current rates offered to the Company for debt with similar maturities.

FOREIGN EXCHANGE CONTRACTS

    The Company uses foreign exchange contracts from time to time to offset the effects of exchange rate fluctuations of funds collectible in foreign currencies in the United Kingdom. The funds are hedged approximately two to four weeks in advance. This occurs when funds collected in British Pounds Sterling are collected in the United Kingdom and transferred to the Company. As of December 31, 1996, the Company had no open foreign exchange contracts. As of December 31, 1995, the Company had open foreign exchange contracts totaling approximately $1,634,000.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1995 AND 1996

4. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Property, equipment and leasehold improvements consist of the following:

                                                                           DECEMBER 31
                                                                    --------------------------
                                                                        1995          1996
                                                                    ------------  ------------
Equipment.........................................................  $  2,998,488  $  7,189,102
Computer software.................................................        66,083       182,963
Furniture and fixture.............................................        35,124       136,399
Leasehold improvements............................................       116,371       377,159
                                                                    ------------  ------------
                                                                       3,216,066     7,885,623
Less-Accumulated depreciation and amortization....................      (634,749)   (1,643,151)
                                                                    ------------  ------------
      Property, equipment and leasehold improvements, net.........  $  2,581,317  $  6,242,472
                                                                    ------------  ------------
                                                                    ------------  ------------

    Depreciation expense for the years ended December 31, 1995 and 1996 was $366,019 and $1,008,402, respectively.

5. TERRITORIAL RIGHTS

    In September 1994, the Company entered into a joint venture with Europhone International Ltd. ("EI") to jointly market Econophone's services in the United Kingdom. EI engaged in sales and marketing, while Econophone provided network support, billing and transmission services.

    In connection with the modification of the joint marketing arrangement, EI granted the Company the right to compete with them in exchange for forgiveness of the net receivable due to the Company of $2,000,000. The Company has, as a result, established an asset for these territorial rights which will be amortized over 15 years. The current value will be subject to review for impairment as outlined in Note 2.

    Amortization expense for the year ended December 31, 1996 was $77,778.

6. OTHER ASSETS

    Other assets consist primarily of security deposits and software development costs.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1995 AND 1996

7. CONCENTRATIONS

CREDIT RISK

    The Company's trade accounts receivable are subject to credit risk. Although diversified due to the large number of customers comprising the geographically dispersed customer base, the Company does not require collateral or other security to support its receivables. The Company's total sales and accounts receivable for the years ended and as of December 31, 1994, 1995, and 1996 can be detailed as follows:

                                                                                DECEMBER 31,
                                                  -------------------------------------------------------------------------
                                                           1994                     1995                     1996
                                                  -----------------------  -----------------------  -----------------------

                                                               ACCOUNTS                 ACCOUNTS                 ACCOUNTS
                                                   REVENUES   RECEIVABLE    REVENUES   RECEIVABLE    REVENUES   RECEIVABLE
                                                  ----------  -----------  ----------  -----------  ----------  -----------
England.........................................  $3,143,051   $ 886,593   $14,172,747  $4,621,737  $15,583,016  $2,501,698
United States...................................   2,728,130     136,248    8,292,415     958,572   18,044,513   4,074,424
Belgium.........................................   2,463,407     998,225    4,235,155   1,416,526    9,276,700   1,630,538
Other Europe....................................     188,023      76,193      790,173     822,909    2,198,653     500,753
                                                  ----------  -----------  ----------  -----------  ----------  -----------
                                                   8,522,611   2,097,289   27,490,490   7,819,744   45,102,882   8,707,414
                                                  ----------  -----------  ----------  -----------  ----------  -----------
                                                  ----------  -----------  ----------  -----------  ----------  -----------


    Management does not anticipate incurring losses on its trade receivables in excess of established allowances based on factors surrounding the credit risk of specific customers and historical trends.


    The revenues of Europhone International, which accounted for greater than 10% of total revenues in each of the past three years, were $15.3 million, $14.2 million and $3.1 million for each of the years ended December 31, 1996, 1995 and 1994, respectively.


SUPPLIER

    Sprint Communication, Inc. ("Sprint"), the Company's principal supplier of telephone lines, has a recorded lien on all accounts receivable of the Company. This lien is subordinated to the debt owed to Israel Discount Bank of New York (Note 8). For the years ended December 31, 1995 and 1996, Sprint supplied approximately $10.2 million and $9.4 million, respectively, of telephone line usage to the Company. This amount has been included in cost of services.

8. BORROWINGS

    At December 31, 1996, the Company was obligated under the following debt agreements:

                                                        CURRENT      LONG-TERM       TOTAL
                                                      ------------  ------------  ------------
Short-term borrowings:
  IDT note (a)......................................  $  1,176,370  $    --       $  1,176,370
  Sprint note (b)...................................       951,356       --            951,356
                                                      ------------  ------------  ------------
                                                      $  2,127,726  $    --       $  2,127,726
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
Long-term debt:
  NTFC note (c).....................................  $    388,302  $  1,424,945  $  1,813,247
  IDB note (d)......................................        72,167       --             72,167
  Cable lines (e)...................................       293,412       282,996       576,408
                                                      ------------  ------------  ------------
                                                      $    753,881  $  1,707,941  $  2,461,822
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1995 AND 1996

8. BORROWINGS (CONTINUED)
------------------------

(a) On October 22, 1996, the Company borrowed $2,896,812 from IDT Corporation ("IDT"). The loan is evidenced by a secured promissory note due October 15, 1997. Interest accrues at a rate of 13% per annum. The collateral securing repayment of the loan consists of the Company's fixed and intangible assets as of June 30, 1996. The repayment of the loan commenced on October 31, 1996 with a payment of $1,500,000, and the balance will be comprised of twelve successive monthly installments. As of December 31, 1996, the Company has repaid a total of $1,720,442. IDT is also a customer of the Company.

(b) In October 1996, the Company converted a trade payable to Sprint Communications Company L.P. ("Sprint") into a note payable. Such indebtedness is evidenced by an unsecured promissory note due March 31, 1997. Interest accrues at a rate of 11% per annum. The repayment of the loan commenced on October 30, 1996. As of December 31, 1996, the Company repaid a total of $925,666.


(c) On May 28, 1996, the Company entered into an equipment loan and security agreement with NTFC Capital Corporation ("NTFC") (as amended, the "Agreement") permitting the Company to borrow up to $5.0 million to purchase equipment and pay certain other related expenses. Through March 27, 1997, $4.8 million has been drawn down under two tranches of the facility to purchase equipment and to pay certain other related expenses. These tranches are to be paid in 60 equal monthly installments and mature between July 1, 2001 and April 1, 2002 at an interest rate equal to the 90-day commercial paper rate plus 395 basis points (9.41% at December 31, 1996), which will be adjusted quarterly. As of March 31, 1997 $4.5 million of indebtedness was outstanding under the NTFC Agreement. The NTFC Agreement as amended by the Second Amendment, dated June 26, 1997, requires Econophone to maintain a Debt Service Coverage Ratio (as defined therein) for each quarter through December 31, 1999 of not less than 1.10 to 1.00 and for each fiscal quarter thereafter of not less than 1.25 to 1.00. In addition, Econophone must maintain a cash balance of not less than $1,500,000. Econophone also must have EBITDA (as defined in the NTFC Agreement) of not less than:
    ($10,000,000) for the fiscal year ending December 31, 1997; ($5,000,000) for the fiscal year ending December 31, 1998; $3,000,000 for the fiscal year ending December 31, 1999; $10,000,000 for the fiscal year ending December 31, 2000; and $10,000,000 for the fiscal year ending December 31, 2000. Prior to the execution and delivery of the Second Amendment, Econophone was not in compliance with the then existing Debt Service Coverage Ratio, minimum cash balance and EBITDA requirements of the NTFC Agreement, although such noncompliance was waived by NTFC. The execution and delivery of the Second Amendment was a condition to the closing of the Offering.


(d) The Company has an installment note with Israel Discount Bank of New York ("IDB") with a variable interest rate of 2.5% above prime rate (11% at December 31, 1996). Monthly principal payments of $9,700 are required through July 15, 1997, with a balloon payment on August 15, 1997. At December 31, 1996, the Company was in compliance with the requirements to maintain a compensating balance of 10% of the outstanding debt.

(e) The Company has six notes payable related to the purchase of cable lines. Three of these notes bear interest at 12%, and mature through September 1998. The remaining three notes bear interest at LIBOR plus 5%, and mature on June 30, 2001. These notes have quarterly principal and interest payments ranging from $7,017 to $30,291.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1995 AND 1996

8. BORROWINGS (CONTINUED)
    Maturities of long-term debt over the next five years are as follows:

1997............................................................  $ 753,881
1998............................................................    530,939
1999............................................................    444,447
2000............................................................    444,447
2001............................................................    288,108
                                                                  ---------
Total...........................................................  $2,461,822
                                                                  ---------
                                                                  ---------

    The Company also has a credit agreement with IDB pursuant to which Econophone may borrow up to $300,000. Interest accrues on all amounts outstanding at a rate equal to the prime rate plus 2% per annum. As of December 31, 1996, the Company had no borrowings outstanding against this credit agreement.

9. TAXES

    As a telephone carrier and reseller doing business in New York State, the Company is required to file annual telephone and transmission tax returns in accordance with New York State tax laws. These returns include taxes on net worth, gross sales and gross profit. In addition, each type of tax requires an additional tax surcharge. The Company also remits federal and state excise taxes and state and city sales tax. All of these taxes are included in general and administrative expenses.


    As of December 31, 1996, the Company had a net operating loss carryforward of approximately $6,300,000 which is available to reduce its U.S. federal taxable income and expires in 2011. A valuation allowance has been established against this amount due to the uncertainties surrounding the utilization of the carryforward.


    A value added tax "VAT" is a tax charged on goods and services that is designed to be borne by the ultimate end user of the goods and services. Pursuant to the Sixth European Commission (the "EC") VAT Directive adopted in 1977 (the "VAT Directive"), providers of telecommunications services in the European Union are liable for VAT in the EU member state where the provider of the services is established. The provider, in turn, charges VAT to its customers at the rate prevailing in the provider's state of establishment. To date, the collection of VAT by Econophone does not appear to have a material adverse effect on its ability to attract or retain customers and the collection of VAT has not required Econophone to reduce its prices to remain competitive.

10. STOCKHOLDERS' EQUITY (DEFICIT)

    On November 1, 1996, the Company's Articles of Incorporation were amended to change all of the authorized shares of Common Stock and Non-Voting Common Stock from no par value per share to $.0001 per value per share, to increase the number of shares of authorized Common Stock from 400 shares to 29,250,000 shares, to increase the number of authorized shares of Non-Voting Common Stock from 19,600 shares to 500,000 shares and to authorize the issuance of 250,000 shares of Preferred Stock (Note 11). Additionally, the Company effected a recapitalization whereby the outstanding shares of Common Stock were converted on a 73,125:1 basis.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1995 AND 1996

10. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
    All information contained in the accompanying financial statements and footnotes has been retroactively restated to give effect to these transactions.

11. SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK

    On November 1, 1996, the Company entered into a Securities Purchase Agreement (the "Agreement") with Princes Gate Investors II, L.P., an affiliate of Morgan Stanley & Co., Incorporated, whereby it authorized and issued 140,000 shares of $.01 par value Redeemable Convertible Preferred Stock (the "Series A Preferred") for a purchase price of approximately $13,061,000, net of issuance costs. The stated redemption value on the preferred stock is $14,000,000 (or $100 per share). The Series A Preferred is senior to all other capital stock of the Company.

    The Series A Preferred shall accrue monthly cumulative dividends on each outstanding share at a rate of $1.00 per month. The accrued and unpaid dividends shall compound monthly at a rate of 12% per year. The dividends begin to accrue and compound interest from the issuance date of the preferred stock and cease to accrue upon the closing of a "High-Yield Offering," as defined in the Agreement.

    The mandatory redemption of the Series A Preferred is October 31, 2006. The redemption shall be in cash.


    Each holder of the Series A Preferred shall have the right, at the option of the holder, to convert any of its shares of Series A Preferred, into a number of fully paid and nonassessable whole shares of common stock. At any time, any holder of Series A Preferred Stock may convert all or any portion thereof into Common Stock of Econophone. As of September 1, 1997, the shares of Series A Preferred Stock outstanding were convertible into 3,420,701 shares of Common Stock. Notwithstanding the foregoing, until November 2, 1997, the holders of Series A Preferred Stock may only convert an aggregate of 100,000 shares of Series A Preferred Stock. The number of shares of Common Stock that each share of Series A Preferred Stock is convertible into is equal to the number of shares of Common Stock outstanding on November 1, 1996 (on a fully diluted basis), which was 22,564,000, multiplied by a fraction (i) the numerator of which is equal to the stated value with respect to the shares of Series A Preferred Stock being so converted, plus any dividends accrued thereon, and (ii) the denominator of which is equal to $100.0 million plus the number of dollars received by Econophone since November 1, 1996 from the exercise of specified options or warrants.


12. RELATED PARTY TRANSACTIONS

    The Company has notes payable at December 31, 1995 and 1996 due to various related parties. These notes are unsecured, and accrue interest at annual rates ranging from 9% to 18%. The maturities on the notes range from December 8, 1997 to November 15, 1998.

    The Company has a non-interest bearing note receivable at December 31, 1996 for approximately $143,000 from a related party.

13. STOCK-BASED COMPENSATION PLANS

    On October 31, 1996, the Board of Directors adopted the Econophone, Inc. 1996 Flexible Incentive Plan (the "1996 Plan") and an Incentive Stock Option Agreement with the Chief Operating and Financial

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1995 AND 1996

13. STOCK-BASED COMPENSATION PLANS (CONTINUED)
Officer of the Company. The Company accounts for awards granted to employees and directors under APB No. 25, under which no compensation cost has been recognized for stock options granted. Had compensation cost for these stock options been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                              1996
                          -------------
    Net Income:
      As Reported         $  (6,389,377)
      Pro Forma              (6,602,979)
    Primary EPS:
      As Reported                  (.32)
      Pro Forma                    (.33)

    The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts as additional awards in future years are anticipated.

    During 1996, under the 1996 Plan, the Company granted 10,000 options to outside consultants. All transactions with individuals other than those considered employees, as set forth within the scope of APB No. 25, must be accounted for under the provisions of SFAS No. 123. Under SFAS No. 123, the fair value of the options granted to the consultants as of the date of grant using the Black-Scholes pricing model is $8,936. The NQSOs (as hereinafter defined) were granted to the consultants for terms of up to ten years, at an exercise price of $2.50 and are exercisable in whole or in part at stated times from the date of grant up to three years from the date of grant. As of December 31, 1996, none of the options granted to the consultants were exercisable and the expense recognized in fiscal 1996 relating to these options was $496.

    The 1996 Plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 3,000,000 shares of the Company's common stock to be acquired by the holders of said awards. The awards can take the form of Incentive Stock Options ("ISOs"), Non-qualified Stock Options (NQSOs), Stock Appreciation Rights ("SARs"), Restricted Stock and Unrestricted Stock. The SARs may be awarded either in tandem with options or on a stand-alone basis. Awards may be granted to key employees, directors and consultants. ISOs and NQSOs are granted in terms not to exceed ten years and become exercisable as set forth when the award is granted. Options may be exercised in whole or in part. The exercise price of the ISOs is the market price of the Company's common stock on the date of grant. The exercise price of NQSOs shall never be less than the par value of the Company's common stock. Any plan participant who is granted ISOs and possesses more than 10% of the voting rights of the Company's outstanding common stock must be granted an option price with at least 110% of the fair market value on the date of grant and the option must be exercised within five years from the date of grant. Under the Company's 1996 Plan, ISOs and have been granted to key employees and directors for terms of up to ten years, at an exercise price of $2.50, and are exercisable in whole or in part at stated times from the date of grant up to three years from the date of grant. At December 31, 1996, 226,527 options were exercisable under the Company's 1996 Plan.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1995 AND 1996

13. STOCK-BASED COMPENSATION PLANS (CONTINUED)
    Option activity during 1996 is as follows:

                                                                               1996
                                                                    ---------------------------
                                                                                   WEIGHTED
                                                                                    AVERAGE
                                                                      SHARES    EXERCISE PRICE
                                                                    ----------  ---------------
Outstanding at beginning of year..................................      --            --
Granted...........................................................   2,606,500     $    2.50
Outstanding at end of year........................................   2,606,500          2.50
                                                                    ----------
                                                                    ----------
Exercisable at end of year........................................     226,527          2.50
Weighted average fair value of options granted....................                       .89

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996: risk-free interest rate of 6.23 percent; expected life of three years; expected volatility of 43 percent and expected dividend yield of zero percent.

    The following table summarizes information with respect to stock options outstanding at December 31, 1996:

                              OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
             ------------------------------------------------------  --------------------------------
                 NUMBER       WEIGHTED AVERAGE                          NUMBER
 EXERCISE    OUTSTANDING AT       REMAINING       WEIGHTED AVERAGE    EXERCISABLE   WEIGHTED AVERAGE
   PRICE        12/31/96      CONTRACTUAL LIFE     EXERCISE PRICE     AT 12/31/96    EXERCISE PRICE
-----------  --------------  -------------------  -----------------  -------------  -----------------
 $    2.50       2,606,500             9.65           $    2.50          226,527        $    2.50

14. COMMITMENTS AND CONTINGENCIES

    The Company has various lease agreements for offices, automobiles and other property. Future minimum annual lease payments under the Company's operating and capital leases with initial or remaining terms of one year or more at December 31, 1996 are as follows:

                                                                        OPERATING    CAPITAL
                                                                          LEASES      LEASE
                                                                        ----------  ----------
1997..................................................................  $   72,786  $  130,867
1998..................................................................      67,686     128,258
1999..................................................................      51,353      63,450
2000..................................................................      22,951      28,826
2001..................................................................      13,728      14,540
                                                                        ----------  ----------
Total minimum lease payments..........................................  $  228,504  $  365,941
                                                                        ----------  ----------
                                                                        ----------  ----------

    The rent expense for the year ended December 31, 1996 is $393,904.

    The Company has entered into employment agreements with certain officers which expire by December 31, 1999. The aggregate commitment for future compensation under these agreements is approximately $1,530,000. These officers are also eligible for annual bonuses based on performance.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1995 AND 1996

15. SUBSEQUENT EVENTS

    On April 24, 1997, the Company authorized the issue and sale of $15.0 million of Senior Secured Increasing Rate Notes (the "Bridge Notes"), due April 24, 1998. The interest rate is 15% per annum for the first six months after the Commitment Date, 16% per annum for the next three months and 17% per annum thereafter. The Company will use the net proceeds of the Bridge Notes for capital expenditures and general corporate purposes, including funding losses. The Bridge Notes contain certain financial covenants that will restrict the sale of assets, the incurrence of additional indebtedness and certain investments and acquisitions by the Company.


    On July 1, 1997, the Company authorized the issue and sale of 155,000 Units. Each Unit consisted of one 13.5% Senior Note (the "Senior Notes"), due July 1, 2007 and one Warrant to purchase 8.167 shares of Common Stock. The Company will use the net proceeds of the Senior Notes for capital expenditures and general corporate purposes, including funding losses. The Senior Notes contain certain financial covenants that will affect the sale of assets, the incurrence of additional indebtedness and certain investments and acquisitions by the Company.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES TO ANY PERSON IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                     PAGE
                                                     -----
Available Information...........................           3
Prospectus Summary..............................           4
Risk Factors....................................          14
The Exchange Offer..............................          29
Use of Proceeds.................................          37
Capitalization..................................          38
Selected Consolidated Financial Data............          39
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................          41
Business........................................          51
Management......................................          72
Certain Transactions............................          78
Description of Certain Indebtedness.............          83
Principal Stockholders..........................          85
Description of the Exchange Notes...............          86
Certain Federal Income Tax Considerations.......         114
Plan of Distribution............................         119
Legal Matters...................................         119
Experts.........................................         119
Glossary........................................         G-1
Index to Financial Statements...................         F-1


                           --------------------------

    UNTIL      , 199 , ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                ECONOPHONE, INC.

                               OFFER TO EXCHANGE
                                  $155,000,000
                                     OF NEW
                         13 1/2% SENIOR NOTES DUE 2007
                                      FOR
                                  $155,000,000
                           OF ANY AND ALL OUTSTANDING
                         13 1/2% SENIOR NOTES DUE 2007

                             ---------------------

                                   PROSPECTUS

                             ---------------------


                              THE BANK OF NEW YORK
                             REORGANIZATION SECTION
                        101 BARCLAY STREET, FLOOR 7 EAST
                            NEW YORK, NEW YORK 10286
                              ATTN: SHILPA TRIVEDI
                            TELEPHONE:(212) 815-5789
                            FACSIMILE:(212) 815-6339


                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article Sixth of the Certificate of Incorporation, as amended, provides for indemnification of directors and officers to the fullest extent permitted by the relevant provisions of the Business Corporation Law of the State of New York (the "BCL"). The BCL permits a corporation to limit or eliminate a director's or officer's personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director or officer which were (i) in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The Certificate of Incorporation and the BCL also prohibit limitations on director or officer liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of Econophone and its stockholders (through stockholders' derivative suits on behalf of Econophone) to recover monetary damages against a director or officer for beach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors or officer under the federal securities laws of the United States. Article Sixth of Econophone's Certificate of Incorporation, as amended, is qualified in its entirety by reference to the relevant provisions of the Certificate of Incorporation (filed as Exhibit 3.1)

    See Item 22 for a statement of the Company's undertaking as to the Securities and Exchange Commission's position respecting indemnification arising under the Securities Act of 1933.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.


  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  -------------------------------------------------------------------------------------------------------

       3.1   Certificate of Incorporation of Econophone, Inc., as amended.

       3.2   Amended and Restated Bylaws of Econophone, Inc.

       4.1   Securityholders Agreement, dated as of November 1, 1996, between Alfred West, Econophone, Inc. and
             Princes Gate Investors II, L.P.

       4.2   Note Purchase Agreement, dated as of April 24, 1997, between Econophone, Inc. and Morgan Stanley Group
             Inc.

      4.3*   Form of Note under Note Purchase Agreement.

      4.4*   Specimen of Econophone, Inc.'s 13 1/2% Senior Note due 2007.

       4.5   Indenture, dated as of July 1, 1997, between Econophone, Inc. and The Bank of New York, as Trustee.

      4.6*   Notes Registration Rights Agreement, dated July 1, 1997, between Econophone, Inc. and Morgan Stanley &
             Co., Incorporated.

      4.7*   Warrant Agreement, dated as of July 1, 1997, between Econophone, Inc., and The Bank of New York, as
             Warrant Agent, containing as an exhibit, specimen of Warrant Certificate.

      4.8*   Warrant Registration Rights Agreement, dated as of July 1, 1997, between Econophone, Inc. and Morgan
             Stanley & Co. Incorporated.

      4.9*   Collateral Pledge and Security Agreement, dated July 1, 1997, between Econophone, Inc. and The Bank of
             New York, as Trustee and Custodian.

       5.1   Opinion of Schulte Roth & Zabel LLP regarding legality.

       8.1   Opinion of Schulte Roth & Zabel LLP regarding tax matters (contained in Exhibit 5.1).

      10.1   Securities Purchase Agreement, dated as of November 1, 1996, between Econophone, Inc. and Princes Gate
             Investors II, L.P.

      10.2   Placement Agreement, dated June 26 1997, between Econophone, Inc. and Morgan Stanley & Co.
             Incorporated, as Placement Agent.

      10.3   Amended and Restated Equipment Loan and Security Agreement, dated as of March 27, 1997, between
             Econophone, Inc. and NTFC Capital Corporation ("NTFC").

      10.4   First Amendment to Amended and Restated Equipment Loan and Security Agreement, dated as of April 24,
             1997, among Econophone, Inc., American Telemedia, Ltd. and NTFC.

     10.5*   Second Amendment to Amended and Restated Equipment Loan and Security Agreement, dated as of June 26,
             1997, among Econophone, Inc., American Telemedia, Ltd. and NTFC.

      10.6   Third Amendment to Amended and Restated Equipment Loan and Security Agreement, dated as of August 7,
             1997, among Econophone, Inc., American Telemedia, Ltd. and NTFC.

     10.7*   Promissory Note, dated May 28, 1996, from Econophone, Inc. to NTFC.

     10.8*   Promissory Note, dated March 27, 1997, from Econophone, Inc. to NTFC.

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  -------------------------------------------------------------------------------------------------------
     10.9*   Stock Pledge Agreement, dated March 27, 1997, between Alfred West and NTFC Capital Corporation.

    10.10*   Stock Pledge Agreement, dated March 27, 1997, between Steven West and NTFC Capital Corporation.

    10.11*   Stock Pledge Agreement, dated March 27, 1997, between Gary Bondi and NTFC Capital Corporation.

    10.12*   Employment Agreement, dated August 1, 1996, between Econophone, Inc. and Alan Levy, as amended October
             31, 1996.

    10.13*   Employment Agreement, dated January 1, 1997, between Econophone, Inc. and Alfred West.

    10.14*   Amended and Restated Econophone, Inc. 1996 Flexible Incentive Plan.

    10.15*   Lease, dated January 31, 1997, between Paramount Group, Inc. (45 Broadway Limited Partnership) and
             Econophone, Inc.

     12.1*   Statement of Computation of the Ratios of Earnings to Fixed Charges.

     21.1*   Subsidiaries of Econophone, Inc.

      23.1   Consent of Arthur Andersen LLP.

      23.2   Consent of Schulte Roth & Zabel LLP (contained in Exhibit 5.1).

     25.1*   Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of 1939 of The Bank of New York.

     27.1*   Financial Data Schedule.

      99.1   Form of Letter of Transmittal.

      99.2   Notice of Guaranteed Delivery.


------------------------


*  Previously filed.


    (b) Financial Statement Schedules.

       Schedule II - Schedule of Valuation and Qualifying Accounts (included at page S-1)

ITEM 22. UNDERTAKINGS

    A. The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (5) That every prospectus: (i) that is filed pursuant to paragraph (4) immediately proceeding, or (ii) that purports to meet the requirements of
    Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (6) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (8) To supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York on the twenty-fifth day of September, 1997.



                                ECONOPHONE, INC.

                                By:               /s/ ALAN L. LEVY
                                     -----------------------------------------
                                                    Alan L. Levy
                                         President, Chief Financial Officer
                                            and Chief Operating Officer


    Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chief Executive Officer
       /s/ ALFRED WEST            and Chairman of the
------------------------------    Board of Directors        September 25, 1997
         Alfred West              (Principal Executive
                                  Officer)

                                President, Chief Financial
       /s/ ALAN L. LEVY           Officer, Chief Operating
------------------------------    Officer and Director      September 25, 1997
         Alan L. Levy             (Principal Financial and
                                  Accounting Officer)

      /s/ GARY S. BONDI
------------------------------  Director and Treasurer      September 25, 1997
        Gary S. Bondi

    /s/ HARTLEY R. ROGERS
------------------------------  Director                    September 25, 1997
      Hartley R. Rogers

       /s/ STEVEN WEST
------------------------------  Director                    September 25, 1997
         Steven West

                                  SCHEDULE II
                 SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS


                                                                            CHARGES
                                                               BALANCE AT   TO COSTS                  BALANCE AT
                                                               BEGINNING      AND       DEDUCTIONS      END OF
                                                               OF PERIOD    EXPENSES        (A)         PERIOD
                                                               ----------  ----------  -------------  ----------
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
    December 31,
        1996.................................................  $  470,610  $  290,762       --        $  761,372
        1995.................................................     268,730     721,215      (519,335)     470,610
        1994.................................................     118,604     420,126      (270,000)     268,730

    June 30,
        1997.................................................     761,372      --           --           761,372


------------------------

(a) Represents writeoffs, recoveries and other deductions.

                                      S-1